EXHIBIT 2.14

OFFERING CIRCULAR

HARMONY GOLD MINING COMPANY LIMITED
(Incorporated as a limited company in the Republic of South Africa with registered number 1950/038232/06)

ZAR1,700,000,000
4.875 per cent. Convertible Bonds due 2009
Convertible into Ordinary Shares of ZAR0.50 par value each of
HARMONY GOLD MINING COMPANY LIMITED
Issue Price: 100 per cent.

The ZAR1,700,000,000 4.875 per cent. Convertible Bonds due 2009 (the “Bonds”) of Harmony Gold Mining Company Limited (the “Issuer” or “Harmony”) will be in the denomination of ZAR1,000,000 each. The offer price to investors will be ZAR1,000,000 per Bond. Each Bond which has not previously been redeemed or purchased and cancelled will, at the option of its holder and subject as provided herein, be convertible from the 41st day after 21 May 2004 (the “Issue Date”) and up to the close of business on the 7th day prior to the Final Maturity Date into registered Ordinary Shares of ZAR0.50 par value each in the capital of the Issuer (the “Ordinary Shares” or “Shares”). The number of Ordinary Shares to be issued on such conversion shall be determined by dividing the principal amount of each Bond by the Conversion Price in effect on the relevant Conversion Date (each as defined herein). The initial Conversion Price is ZAR121.00 per Ordinary Share, subject to adjustment in certain events.

The Bonds will bear interest from 21 May 2004 at the rate set forth above, payable semi-annually in arrear on 21 May and 21 November of each year (commencing 21 November 2004).

Application has been made to the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 (the “UK Listing Authority”) for the Bonds to be admitted to the official list maintained by the UK Listing Authority (the “Official List”) and to the London Stock Exchange for the Bonds to be admitted to trading on the London Stock Exchange’s market for listed securities. Copies of this Offering Circular which comprises the listing particulars approved by the UK Listing Authority as required by the Financial Services and Markets Act 2000 (the “Listing Particulars”), have been delivered for registration to the Registrar of Companies in England and Wales pursuant to section 83 of the Financial Services and Markets Act 2000.

The primary listing of the Ordinary Shares is on the JSE Securities Exchange South Africa (the “JSE”). The Ordinary Shares are also listed on stock exchanges in London and Paris, as well as being quoted in Brussels in the form of International Depositary Receipts and on the New York Stock Exchange in the form of American Depositary Receipts. On 14 May 2004, the last reported sale price for the Ordinary Shares on the JSE Securities Exchange was ZAR70.55 per Ordinary Share.

See “Risk Factors” for a discussion of certain factors that should be carefully considered by prospective investors.

The Bonds and the Ordinary Shares to be issued upon conversion of the Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as defined in Regulation S under the Securities Act (“Regulation S”)). The Bonds will be offered and sold only in offshore transactions in accordance with Regulation S.

The Bonds will be represented on issue by a global Bond in registered form (the “Global Bond”) without coupons attached. The Global Bond is expected to be deposited on or about the Issue Date with, or on behalf of, a common depositary, and registered in the name of a common nominee, for Euroclear Bank N.A./N.V., as operator of the Euroclear system (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”). The Global Bond will be exchangeable in whole but not in part for individual definitive Bonds in registered form, serially numbered in the denomination of ZAR1,000,000 and integral multiples thereof, in certain limited circumstances only as described therein and herein.

JPMorgan

The date of this Offering Circular is 19 May 2004.

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Issuer or the Manager (as defined in “Subscription and Sale”) to subscribe for or purchase, any of the Bonds or the Ordinary Shares to be issued upon conversion of the Bonds in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The distribution of this Offering Circular and the offering of the Bonds and the Ordinary Shares to be issued upon conversion of the Bonds in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer and the Manager to inform themselves about and to observe any such restrictions and none of the Issuer or the Manager shall have any responsibility for any of the foregoing legal requirements. For a further description of certain restrictions on the offering, sale and resale of the Bonds and the Ordinary Shares to be issued upon conversion of the Bonds and on the distribution of this Offering Circular, see “Subscription and Sale”. Neither the delivery of this Offering Circular nor any sale made hereby shall under any circumstances imply that there has been no change in the affairs of the Issuer or the Issuer and its subsidiaries (also referred to as the “Group” or the “Harmony Group”) or that the information contained herein with respect to them is correct as at any date subsequent to the date hereof.

Any reference in this document to the Listing Particulars means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the Listing Particulars to satisfy the requirements of the Financial Services and Markets Act 2000 or the UK Listing Authority’s Listing Rules. The Issuer believes that none of the information incorporated therein conflicts in any material respect with the information included in the Listing Particulars.

No person is authorised in connection with this offering to give any information or to make any representation not contained or incorporated in this Offering Circular and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or the Manager.

No representation or warranty, express or implied, is made by the Manager as to the accuracy or completeness of the information contained or incorporated in this Offering Circular, and nothing contained or incorporated in this Offering Circular is, or shall be relied upon as, a promise or representation by the Manager or the Trustee (as defined in “Terms and Conditions of the Bonds”). Neither this Offering Circular nor any information incorporated by reference herein is intended to provide the basis of any credit or other evaluation and nor should it or any such information be considered as a recommendation by the Issuer, the Manager or the Trustee that any recipient of this Offering Circular should purchase the Bonds. Each potential purchaser of Bonds should determine for itself the relevance of the information contained or incorporated by reference in this Offering Circular and its purchase of Bonds should be based upon such investigations as it deems necessary.

Neither of the Issuer or the Manager is making any representation to any prospective investor in, or purchaser of, the Bonds regarding the legality of investment therein by such prospective investor or purchaser under applicable legal investment or similar laws or regulations.

This Offering Circular shall be used solely for the purpose of considering the purchase of the Bonds described herein. A purchaser of Bonds may not reproduce or distribute this Offering Circular, in whole or in part, and may not disclose any of the contents of this Offering Circular or use any information herein for any purpose other than considering an investment in the Bonds. Each investor in, or purchaser of, Bonds shall be deemed to agree to the foregoing by accepting delivery of this Offering Circular.

Where key or summarised information is included in this Offering Circular, prospective investors or purchasers should read the whole document rather than rely solely on such key or summarised information.

Prospective investors or purchasers should consult their own advisers as to legal, tax, business, financial and related aspects of an investment in the Bonds.

The Issuer accepts responsibility for the information contained in this document. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Unless otherwise specified or the context requires, references herein to “ZAR”, “Rand” and “rand” are to the currency of the Republic of South Africa.

SUMMARY

The Offering

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular, in particular in “Terms and Conditions of the Bonds” (the “Conditions of the Bonds” or “Conditions”) and “Subscription and Sale”, and all defined terms used herein shall be as set out in the Conditions of the Bonds.

Issuer	Harmony Gold Mining Company Limited.

The Bonds	ZAR1,700,000,000 4.875 per cent. Convertible Bonds due 2009.

Issue Price	The Bonds will be issued at 100 per cent. of their principal amount.

Denomination	ZAR1,000,000. Bonds may only be purchased or transferred in integral multiples of ZAR1,000,000.

Issue Date or Closing Date	21 May 2004.

Final Maturity Date	Unless previously converted, redeemed or purchased and cancelled and other than in the case of an Event of Default, the Bonds will be redeemed at their principal amount on 21 May 2009.

Interest	The Bonds will bear interest from (and including) 21 May 2004 at the rate of 4.875 per cent. per annum payable semi-annually in equal instalments in arrear on 21 May and on 21 November in each year commencing 21 November 2004.

Interest Payment Dates	21 May and 21 November of each year, commencing on 21 November 2004.

Status of the Bonds	The Bonds will constitute direct, unconditional, unsubordinated and (subject to the provisions of Condition 2) unsecured obligations of the Issuer and shall at all times rank pari passu without any preference among themselves. The Bonds shall, save for such exceptions as may be provided by applicable legislation and subject to Condition 2, at all times rank at least equally with all other present and future unsecured and unsubordinated obligations of the Issuer from time to time outstanding.

Negative Pledge	The Conditions of the Bonds will contain a Negative Pledge provision as further described in Condition 2.

Conversion Right	The holder of each Bond shall have the right to convert such Bond into registered Ordinary Shares of ZAR0.50 par value each in the capital of the Issuer.

A Bondholder may exercise its Conversion Right only in respect of the principal amount of a Bond and by delivering a Conversion Notice to any Paying, Transfer and Conversion Agent together with payment of all applicable taxes. The Conversion Date will be the Johannesburg business day after the date of such delivery and payment.

Conversion Period	The Conversion Right in respect of any Bond shall be exercisable at any time from the 41st day after the Issue Date and, except following an Event of Default or unless previously redeemed, converted or purchased and cancelled, up to the close of business on the 7th day prior to the Final Maturity Date. The Conversion Right in respect of any Bond may not be exercised where the resulting Conversion Date would fall during the period commencing on a day which is 7 days prior to an Interest Payment Date, and ending on the Interest Payment Date, both days inclusive.

Conversion Price	The number of Ordinary Shares to be issued on exercise of a Conversion Right shall be determined by dividing the principal amount of the relevant Bond by the Conversion Price in effect on the Conversion Date. The initial Conversion Price is ZAR121.00 per Ordinary Share, subject to adjustment.

The Conversion Price shall be adjusted upon the occurrence of certain events including, but not limited to, any alteration to the nominal value of the Ordinary Shares as the result of consolidation or subdivision, any rights or bonus issues and any Capital Distribution, including special dividends, as described in Condition 6(b).

Ordinary Shares allotted on conversion will be issued and credited as fully paid, save that they will not rank for any dividend or other distribution declared or paid or made by reference to a record date for the payment of a dividend or other distribution with respect to the Ordinary Shares prior to the relevant Conversion Date.

Conversion Price on Change of Control	If an offer is made to all (or as nearly as may be practicable all) Shareholders (i) (or all (or, as nearly as be practicable all) such Shareholders other than the offeror and/or any parties acting in concert (as defined in Section 440A of the South African Companies Act, 1973) with the offeror) to acquire the whole or a majority of the issued ordinary share capital of the Issuer or if any person proposes a scheme with regard to such acquisition and the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Issuer has or will become unconditionally vested in the offeror or (ii) any person and/or any parties acting in concert shall own, acquire or control (or have the right to own, acquire or control) 70 per cent. or more of the issued ordinary share capital of the Issuer or the right to cast more than 70 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Issuer the Conversion Price shall be adjusted downwards in the manner set out in Condition 6(b).

Undertakings of the Issuer	The Issuer will make certain undertakings in Condition 11 including an undertaking to keep at all times available for issue free from pre-emptive rights out of authorised but unissued capital such number of Ordinary Shares as would enable the Conversion Rights and all other rights of subscription and exchange for and conversion into Ordinary Shares to be satisfied in full.

Redemption at the Option of the Issuer	The Issuer may by presenting an Optional Redemption Notice to redeem all, and not only some, of the Bonds at their principal amount together with interest accrued to the date fixed for redemption:

(i) at any time from and including 5 June 2007 if for a period of 20 out of 30 consecutive share trading days ending within 14 share trading days prior to the date of such notice the Share Current Market Price of the Ordinary Shares on each such share trading day is greater than 130 per cent. of the Conversion Price; or

(ii) at any time if prior to the date of such notice Conversion Rights shall have been exercised and/or purchases (and corresponding cancellations) have been effected in respect of 85 per cent. or more in principal amount of the Bonds originally issued.

Tax Gross up	All payments in respect of the Bonds will be made without deduction for or on account of withholding taxes imposed by the Republic of South Africa, save as provided in Condition 9. In the event that any such deduction is required by law, the Issuer will, save in certain limited circumstances provided in Condition 9, be required to pay additional amounts to cover the amounts so deducted.

Tax Redemption and Bondholder Tax Election	If the Issuer has or will become obliged to pay additional amounts in respect of any payments on the Bonds as a result of any amendment to or change in the laws or regulations of the Republic of South Africa, the Issuer may give notice (a “Tax Redemption Notice”) of its election not to pay such additional amounts and offer to redeem the Bonds at their principal amount together with interest accrued to the date fixed for redemption. Upon receipt of such notice, a Bondholder may by presenting a signed notice obtainable from the specified office of any Paying, Transfer and Conversion Agent (a “Bondholders Tax Election Notice”), in which case such holder will continue to receive payments on the Bonds but without payment of any Additional Amounts.

Trust Deed	The Bonds will be constituted by a Trust Deed expected to be dated as of the Issue Date between the Issuer and J.P. Morgan Corporate Trustees Services Limited as Trustee.

Form of the Bonds	The Bonds will be represented by the Global Bond in registered form without coupons attached. The Global Bond will be exchangeable in whole but not in part for individual definitive Bonds in registered form, serially numbered in the denomination of ZAR1,000,000 and integral multiples thereof, in certain limited circumstances only as described therein and herein.

The Global Bond is expected to be deposited on or about the Issue Date with, or on behalf of, a common depositary, and registered in the name of a common nominee, for Euroclear and Clearstream, Luxembourg.

Beneficial interests in the Global Bond will be shown on, and transfers thereof will be effected through, records maintained in book-entry form by Euroclear or Clearstream, Luxembourg and their respective accountholders. Ownership of beneficial interests in the Global Bonds will be limited to persons that have accounts with Euroclear or Clearstream, Luxembourg or persons who hold interests through such accountholders.

Transfer Restrictions	The Bonds will not be registered under the Securities Act. There are restrictions on the offer, sale and transfer of the Bonds, inter alia, in the United States and the United Kingdom. See “Subscription and Sale”.

Paying, Transfer and Conversion Agents	The Issuer has appointed JPMorgan Chase Bank as principal paying, transfer and conversion agent and J.P. Morgan Bank Luxembourg S.A. as paying, transfer and conversion agent pursuant to a Paying, Transfer and Conversion Agency Agreement expected to be dated the Issue Date. The Issuer may at any time vary or terminate the appointment of any paying, transfer and conversion agent.

Registrar	The Issuer has appointed J.P. Morgan Bank Luxembourg S.A. as registrar.

Events of Default	For a description of certain events that will permit acceleration of the Bonds, see “Events of Default” in Conditions 10. Upon acceleration for any such event, the Bonds will become immediately due and repayable at their principal amount, together with accrued interest.

Lock-up	For 90 days following the Closing Date subject to carve-outs including the announced transaction with Avgold Limited.

Governing Law	The Bonds, the Trust Deed and the Paying, Transfer and Conversion Agency Agreement are governed by, and will be construed in accordance with, English law.

Listing and Trading	Application has been made to admit the Bonds to the Official List and to admit them to trading on the London Stock Exchange. The Ordinary Shares trade on the London Stock Exchange under the symbol HRM.

Clearing Systems	The Bonds have been accepted for clearance through Euroclear and Clearstream, Luxembourg with a Common Code of 019014967. The ISIN for the Bonds is XS0190149673.

RISK FACTORS

Potential investors should carefully read and think about all the information contained in this document, including the risk factors set out below prior to making any investment decision.

In addition to the other information included in this Offering Circular, you should carefully consider the following factors related to an investment in the Bonds. There may be additional risks that Harmony does not currently know of or that Harmony currently deems immaterial based on information available to it. Harmony’s business, financial condition or results of operations could be materially adversely affected by any of these risks, resulting in a decline in the trading price of Harmony’s Ordinary Shares and the Bonds.

Because most of Harmony’s production costs are in Rand, while gold is generally sold in U.S. dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand.

Gold is generally sold throughout the world in U.S. dollars, but most of Harmony’s operating costs are incurred in Rand. As a result, any significant and sustained appreciation of the Rand against the U.S. dollar will serve materially to reduce Harmony’s Rand revenues and overall net income as a result of lower rand revenues.

The Rand appreciated significantly against the U.S. dollar during most of calendar 2003 following significant depreciation against the U.S. dollar since 1997. The Rand’s depreciation was particularly pronounced in calendar 2001 and during the first quarter of calendar 2002. If the appreciation experienced during this recent period continues, it will have a material adverse impact on Harmony’s operating results. In December 2001, in response to significant depreciation in the Rand and to protect itself against possible appreciation of the Rand against the U.S. dollar, Harmony entered into Rand – U.S. dollar currency forward exchange contracts intended to cover estimated revenues from the Free State operations’ planned production for calendar 2002. Harmony fixed the Rand – U.S. dollar exchange rate for a total of US$180 million at an average exchange rate of Rand 11.20 per U.S. dollar. These forward exchange contracts expired on 31 December 2002 and were not renewed. Harmony has not entered into any such forward exchange contracts since then.

The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely.

Substantially all of Harmony’s revenues come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which Harmony has no control, including:

•	the demand for gold for industrial uses and for use in jewellery;

•	international or regional political and economic trends;

•	the strength of the U.S. dollar (the currency in which gold prices generally are quoted) and of other currencies;

•	financial market expectations regarding the rate of inflation;

•	interest rates;

•	speculative activities;

•	actual or expected purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

•	forward sales by gold producers; and

•	the production and cost levels for gold in major gold-producing nations, such as South Africa.

In addition, the current demand for and supply of gold affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has tended to retain its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions and individuals hold large amounts of gold as a store of value. Consequently, production in any given year constitutes a very small portion of the total potential supply of gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price.

Below is an extract from the chief executive’s review accompanying Harmony’s published results for the quarter ended 31 March 2004:

“ –	Harmony has in the past been exposed to downward phases in the cycles of the gold price in South African R/kg terms, which has created opportunities for growth. Management needs to recognise the cycles and take the necessary action to ensure the short-term viability and long-term sustainability of Harmony’s operations.”

The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London Bullion Market fixing price of gold in U.S. dollars for the past ten years:

	Price per Ounce
Year	High	Low	Average
		(US$)
1993	406	326	360
1994	396	370	384
1995	396	372	384
1996	415	367	388
1997	367	283	331
1998	314	273	287
1999	340	252	278
2000	317	262	279
2001	298	253	271
2002	347	278	310
2003	417	320	364
2004 (through to 10 May 2004)	427	375	406

Source of data: Metals Week, Reuters and London Bullion Market Association

On 30 June 2003, the afternoon fixing price of gold on the London Bullion Market was US$346 per ounce. On 10 December 2003, the afternoon fixing price of gold on the London Bullion Market was US$410 per ounce.

While the aggregate effect of these factors is impossible for Harmony to predict, if gold prices should fall below Harmony’s cost of production and remain at such levels for any sustained period, Harmony may experience losses and may be forced to curtail or suspend some or all of its operations. In addition, Harmony would also have to assess the economic impact of low gold prices on its ability to recover any losses it may incur during that period and on its ability to maintain adequate reserves. Harmony’s average cash cost of production per ounce of gold sold was approximately US$253 in fiscal 2003, US$196 in fiscal 2002 and US$234 in fiscal 2001. (Source of data: Harmony’s US GAAP financial statements for 2003.)

Actual or expected sales of gold by central banks have had a significant impact on the price of gold.

Over the past several years, one of the most important factors influencing the gold price has been actual or expected sales of gold reserves by central banks. Since 1997, a number of central banks, including the central banks of Australia, Switzerland and the United Kingdom, have announced plans to sell significant gold reserves, and, more recently, the International Monetary Fund has discussed selling significant gold reserves to fund international debt relief. The gold price has declined following each such announcement and sale, culminating in a drop in the gold price to its lowest level in at least twenty years in July 1999, after the Bank of England completed the first part of its announced sale of more than half of its gold reserves. In September 1999, the central banks of fifteen European countries agreed to limit sales of gold reserves for the next five years to sales announced at that time and to limit gold lending and derivative operations for five years. The announcement of this agreement led to an immediate increase in the price of gold, although the gold price was subsequently subject to downward pressure around the time of the periodic auctions held by the Bank of England. The agreement by the central banks is voluntary and there are a number of central banks with significant gold reserves that are not subject to the agreement. Any future sales or publicly announced proposed sales by central banks of their gold reserves are likely to result in a decrease in the price of gold.

Because Harmony does not use commodity or derivative instruments to protect against low gold prices with respect to most of its production, Harmony is exposed to the impact of any significant drop in the gold price.

As a general rule Harmony sells its gold production at market prices. In the past, there have been two instances in which Harmony has made use of gold price hedges: Harmony’s forward sale of a portion of the production at Bissett at a set gold price and put options relating to 1 million ounces of Harmony’s production at Elandskraal. Both of these hedges were effected by Harmony in order to secure loan facilities and have since been closed out. A significant proportion of the production at Randfontein was hedged when acquired by Harmony, and these hedges have since been closed out. In addition, a substantial proportion of the production at each of New Hampton Goldfields Limited and Hill 50 Limited was hedged when acquired by Harmony. During fiscal 2004, to the end of March 2004, a further significant portion of the hedge book was closed out at a cost of US$15 million, resulting in 495,000 ounces remaining in the hedge portfolio. The outstanding agreements are now treated as speculative and the mark-to-market movement will be reflected in the income statement. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. In general, hedging in this manner reduces the risk of exposure to volatility in the gold price. Because Harmony’s hedging does not generally establish a future price for hedged gold, Harmony can realise the positive impact of any increase in the gold price. However, this also means that Harmony is not protected against decreases in the gold price and if the gold price decreases significantly Harmony runs the risk of reduced revenues in respect of gold production that is not hedged.

Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.

The ore reserve estimates contained in this Offering Circular are estimates of the mill delivered quantity and grade of gold in Harmony’s deposits and stockpiles. They represent the amount of gold that Harmony believes can be mined, processed and sold at prices sufficient to recover Harmony’s estimated future total costs of production, remaining investment and anticipated additional capital expenditures. Harmony’s ore reserves are estimated based upon many factors, including:

•	the results of exploratory drilling and an ongoing sampling of the orebodies;

•	past experience with mining properties; and

•	the experience of the person making the reserve estimates.

The ore reserve estimates contained in this Offering Circular are calculated based on estimates of future production costs, future gold prices and, because Harmony’s gold sales are primarily in U.S. dollars and Harmony incurs most of its production costs in Rand, the exchange rate between the Rand and the U.S. dollar and, in the case of Harmony’s Australian operations, the Australian dollar. As a result, the reserve estimates contained in this Offering Circular should not be interpreted as assurances of the economic life of Harmony’s gold deposits or the profitability of its future operations.

Since ore reserves are only estimations which Harmony makes based on the above factors, in the future Harmony may need to revise its estimates. In particular, if Harmony’s production costs increase (whether in Rand terms, in Australian dollar terms, or in relative terms due to appreciation of the Rand or the Australian dollar against the U.S. dollar) or if gold prices decrease, a portion of Harmony’s ore reserves may become uneconomical to recover. This will force Harmony to lower its estimated reserves.

For example, following the acquisition of New Hampton Goldfields Limited, the Big Bell underground mine yielded disappointing results, including lower than expected grade. As a result, in the quarter ended 30 June 2002, Harmony reduced grade estimates for Big Bell’s future production, which has led to a substantial reduction in proven and probable reserves attributable to the Big Bell mine. For the 2003 financial year, no reserves were declared for the Big Bell mine as no economical ore was available, and the mine was in the last phases of closure.

Harmony’s strategy depends on its ability to make additional acquisitions.

In order to increase Harmony’s gold production and to acquire additional reserves so that Harmony can maintain and grow its gold production beyond the life of its current ore reserves, Harmony is exploring opportunities to expand by acquiring selected gold producers and mining operations. However, Harmony cannot guarantee that:

•	Harmony will be able to identify appropriate acquisition candidates or negotiate acquisitions on favourable terms;

•	Harmony will be able to obtain the financing necessary to complete future acquisitions; or

•	the issuance of Harmony’s ordinary shares or other securities in connection with any future acquisition will not result in a substantial dilution in ownership interests of holders of Harmony’s ordinary shares.

As at 30 June 2003, Harmony’s mining operations reported total proven and probable reserves of approximately 50.0 million ounces, which includes ounces attributable to Abelle Limited and ounces attributable to Harmony’s interest in ArmGold/Harmony Freegold Joint Venture Company (Pty) Limited. If Harmony is unable to acquire additional gold producers or generate additional proven and probable reserves at its existing operations or through Harmony’s exploration activities, Harmony cannot be certain that it will be able to expand or replace its current production with new reserves in an amount sufficient to sustain the life of its mining operations beyond the current life of its reserves.

To maintain gold production beyond the expected lives of Harmony’s existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery.

Harmony’s Australian operations have limited proven and probable reserves. Exploration and discovery will be necessary to maintain current gold production levels at these operations in the future. Exploration for gold and other precious metals is speculative in nature, is frequently unsuccessful and involves many risks, including risks related to:

•	locating orebodies;

•	identifying the metallurgical properties of orebodies;

•	estimating the economic feasibility of mining orebodies;

•	developing appropriate metallurgical processes;

•	obtaining necessary governmental permits; and

•	constructing mining and processing facilities at any site chosen for mining.

Harmony’s exploration efforts might not result in the discovery of mineralisation and any mineralisation discovered might not result in an increase in Harmony’s proven and probable reserves.

To access additional reserves in South Africa, Harmony will need to successfully complete development projects, including extending existing mines and, possibly, developing new mines. Harmony typically uses feasibility studies to determine whether or not to undertake significant development projects. Feasibility studies include estimates of expected or anticipated economic returns, which are based on assumptions about:

•	future gold and other metal prices;

•	anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•	anticipated recovery rates of gold and other metals from the ore; and

•	anticipated total costs of the project, including capital expenditure and cash operating costs.

Actual costs, production and economic returns may differ significantly from those anticipated by Harmony’s feasibility studies. Moreover, it can take a number of years from the initial feasibility studies until development is completed. During that time, the economic feasibility of production may change. In addition, there are a number of uncertainties inherent in the development and construction of an extension to an existing mine or any new mine, including:

•	the availability and timing of necessary environmental and other governmental permits;

•	the timing and cost necessary to construct mining and processing facilities, which can be considerable;

•	the availability and cost of skilled labour, power, water and other materials;

•	the accessibility of transportation and other infrastructure, particularly in remote locations;

•	the availability and cost of smelting and refining arrangements; and

•	the availability of funds to finance construction and development activities.

Accordingly, there is no assurance that any future development projects will extend the life of Harmony’s existing mining operations or result in any new commercial mining operations.

Harmony may experience problems in managing new acquisitions and integrating them with its existing operations.

Acquiring new gold mining operations involves a number of risks including:

•	difficulties in assimilating the operations of the acquired business;

•	difficulties in maintaining the financial and strategic focus of Harmony while integrating the acquired business;

•	problems in implementing uniform standards, controls, procedures and policies;

•	increasing pressures on existing management to oversee a rapidly expanding company; and

•	to the extent Harmony acquires mining operations outside South Africa, encountering difficulties relating to operating in countries in which Harmony has not previously operated.

Any difficulties or time delays in achieving successful integration of new acquisitions could have a material adverse effect on Harmony’s business, operating results, financial condition and stock price. For example, following the acquisition of New Hampton Goldfields Limited, Harmony has encountered higher than expected costs and disappointing results from the Big Bell operations.

Due to the nature of mining and the type of gold mines it operates, Harmony faces a material risk of liability, delays and increased production costs from environmental and industrial accidents and pollution.

The business of gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with underground mining include:

•	rock bursts;

•	seismic events;

•	underground fires;

•	cave-ins or falls of ground;

•	discharges of gases and toxic chemicals;

•	release of radioactive hazards;

•	flooding;

•	accidents; and

•	other conditions resulting from drilling, blasting and removing and processing material from a deep level mine.

Hazards associated with open cast mining (also known as open pit mining) include:

•	flooding of the open pit;

•	collapse of the open pit walls;

•	accidents associated with the operation of large open pit mining and rock transportation equipment; and

•	accidents associated with the preparation and ignition of large scale open pit blasting operations.

Hazards associated with waste rock mining include:

•	accidents associated with operating a waste dump and rock transportation; and

•	production disruptions due to weather.

Harmony is at risk of experiencing any and all of these environmental or other industrial hazards. The occurrence of any of these hazards could delay production, increase production costs and result in liability to Harmony.

Harmony’s insurance coverage may prove inadequate to satisfy future claims against it.

Harmony has third party liability coverage for most potential liabilities, including environmental liabilities. While Harmony believes that its current insurance coverage for the hazards described above is adequate and consistent with industry practice, Harmony may become subject to liability for pollution or other hazards against which it has not insured or cannot insure, including those in respect of past mining activities. Further, Harmony maintains and intends to continue to maintain, property and liability insurance consistent with industry practice, but such insurance contains exclusions and limitations on coverage. In addition, there can be no assurance that insurance will continue to be available at economically acceptable premiums. As a result, in the future Harmony’s insurance coverage may not cover the extent of claims against it for environmental or industrial accidents or pollution.

Political or economic instability in South Africa or regionally may have an adverse effect on Harmony’s operations and profits.

Harmony is incorporated and owns significant operations in South Africa. As a result, there are important political and economic risks relating to South Africa which could affect an investment in Harmony.

South Africa has been transformed into a democracy since 1994, with successful democratic elections held during 1999 and 2004. Harmony fully supports government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments and recognise that in order to implement these policies, Harmony’s operations and profits may be impacted. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. While South Africa features highly developed, sophisticated, first world business sectors and infrastructure at the core of its economy, large parts of the population do not have access to adequate education, health care, housing and other services, including water and electricity.

Over the past five years, the South African economy has grown at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign reserves have been relatively low. GDP growth was approximately 0.8 per cent. in 1998, 2.0 per cent. in 1999, 3.5 per cent. in 2000, 2.8 per cent. in 2001 and 3.0 per cent. in 2002. The depreciation of the Rand in 1997 and 1998 resulted in an increase in the South African bank prime lending rate, which peaked at approximately 25.5 per cent. during 1998. Due to appreciation of the Rand against the U.S. dollar during fiscal 2003, rates have decreased significantly and as of 14 May 2004, the rate was approximately 12 per cent.

Although the South African government has indicated on numerous occasions that it is committed to creating a stable, democratic free market economy, including the phasing out of exchange controls, it is difficult to predict the future political, social and economic direction of South Africa or how the government will try to address South Africa’s problems. It is also difficult to predict the effect on Harmony’s business of these problems or of the government’s efforts to solve them.

Further, there has been regional political and economic instability in countries north of South Africa. As discussed above, any resulting political or economic instability in South Africa could have a negative impact on Harmony’s ability to manage and operate its South African mines.

The results of Harmony’s South African operations may be negatively impacted by inflation.

Harmony’s operations have not in recent years been materially affected by inflation, however, Harmony’s profits and financial condition could be affected adversely in the absence of a concurrent devaluation of the Rand and an increase in the price of gold.

Harmony’s financial flexibility could be materially constrained by South African currency restrictions.

South Africa’s Exchange Control Regulations provide for restrictions on exporting capital from South Africa. As a result, Harmony’s ability to raise and deploy capital outside South Africa is restricted. In particular, Harmony:

•	is generally not permitted to export capital from South Africa or to hold foreign currency without the approval of the South African exchange control authorities;

•	is generally required to repatriate to South Africa profits of foreign operations; and

•	is limited in its ability to utilise profits of one foreign business to finance operations of a different foreign business.

These restrictions could hinder Harmony’s normal corporate functioning. While exchange controls have been relaxed in recent years and are continuing to be so relaxed, it is difficult to predict whether or how the South African government will further relax the exchange control regulations in the future.

Since Harmony’s South African labour force has substantial trade union participation, Harmony faces the risk of disruption from labour disputes and South African labour laws.

Due to the number of its South African employees that belong to unions, Harmony is at risk of having its production stopped for indefinite periods due to strikes and other labour disputes. Significant labour disruptions may have a material adverse effect on Harmony’s operations and financial condition. Harmony has experienced strikes in the past from time to time, and it is not able to predict whether it will experience significant labour disputes in the future.

Harmony’s production has been and continues to be affected by labour laws. Since 1995, South African laws relating to labour have changed significantly in ways that affect Harmony’s operations. In particular, laws enacted since then that regulate work time, provide for mandatory compensation in the event of termination of employment for operational reasons and impose large monetary penalties for non-compliance with administrative and reporting requirements in respect of affirmative action policies could result in significant costs to Harmony. In addition, future South African legislation and regulations relating to labour may further increase Harmony’s costs or alter Harmony’s relationship with its employees. There may continue to be significant changes in labour law in South Africa over the next several years. For example, amendments to South African labour law were enacted in 2002, that require mandatory consultation with labour in the event of retrenchments, transfers of businesses or insolvency.

HIV/AIDS poses risks to Harmony in terms of productivity and costs.

The incidence of HIV/AIDS in South Africa, which is forecast to increase over the next decade, poses risks to Harmony in terms of potentially reduced productivity and increased medical and other costs. Harmony currently estimates that the infection rate among Harmony’s South African workforce is approximately 28 per cent., a figure which Harmony believes is consistent with the overall infection rate in South Africa. Harmony expects that significant increases in the incidence of HIV/AIDS infection and HIV/AIDS-related diseases among its South African workforce over the next several years may adversely impact its operations and financial condition. Currently, Harmony expects that the cost of addressing HIV/AIDS infection and HIV/AIDS-related diseases among its South African workforce will grow to approximately US$4 per ounce of gold by 2007. Harmony currently spends US$2 per ounce produced on HIV/AIDS-related illnesses. This expectation, however, is based on assumptions about, among other things, infection rates and treatment costs, which are subject to material risks and uncertainties beyond Harmony’s control, as a result of which actual results may differ from Harmony’s current expectation. Harmony is actively pursuing HIV/AIDS awareness campaigns with its South African workforce and is also providing medical assistance and separation packages for employees who decide to leave their place of work and return home for care.

Harmony’s operations are subject to extensive government regulations.

Harmony and its subsidiaries operate in a highly regulated industry. The legislation governing Harmony covers broad areas including health and safety, mineral rights ownership and socio-economic development, and the scope of the principal legislation continues to change. In particular, in January, 1997 the South African government introduced the Mine Health and Safety Act and in May 2004, it introduced the Mineral and Petroleum Resources Development Act. Compliance with these Acts is of fundamental importance to the operation of Harmony’s business and the impact and potential costs for Harmony of changes in any of these laws is uncertain. For example the South African parliament has recently introduced a bill, known as the Royalty Bill, which is expected to come into force in 2009 and may require royalties to be paid to the government. This proposed legislation may have an adverse impact on the profits generated by Harmony.

In Australia, most mineral rights belong to the government, and mining companies must pay royalties to the government based on production. There are, however, limited areas where the government granted freehold estates without reserving mineral rights. Harmony’s subsidiary New Hampton Goldfields Limited has freehold ownership of its Jubilee mining areas, but the other mineral rights in Harmony’s Australian operations belong to the Australian government and are subject to royalty payments. In addition, current Australian law generally requires native title approval to be obtained before a mining license can be granted and mining operations can commence. New Hampton Goldfields Limited and Hill 50 Limited have approved mining leases for most of their reserves, including all reserves that are currently being mined, and Bendigo Mining NL has an approved mining license for its current development area. If New Hampton Goldfields Limited, Hill 50 Limited or Bendigo Mining NL desired to expand operations into additional areas under exploration, these operations would need to convert the relevant exploration licenses prior to commencing mining, and that process could require native title approval. There can be no assurance that any approval would be received.

Harmony is subject to extensive environmental regulations.

As a gold mining company, Harmony is subject to extensive environmental regulation. Harmony has experienced and expects to continue to experience increased costs of production arising from compliance with South African environmental laws and regulations. The Minerals Act, the Mineral and Petroleum Resources Development Act, the regulations promulgated under the Minerals Act, certain other environmental legislation and the administrative policies of the South African government all regulate the impact of Harmony’s prospecting and mining operations on the environment. Pursuant to these regulations, upon the suspension, cancellation, termination or lapsing of a prospecting permit or mining authorisation in South Africa, Harmony will remain liable for compliance with the provisions of the Minerals Act and the Mineral and Petroleum Resources Development Act, including any rehabilitation obligations. This liability will continue until such time as the South African Department of Minerals and Energy certifies that Harmony has complied with the provisions of these Acts.

Currently, Harmony provides for environmental liabilities by contributing to environmental trust funds. In the future, Harmony may incur significant costs associated with complying with more stringent requirements imposed under new legislation and regulations. This may include the need to increase and accelerate expenditure on environmental rehabilitation, and alter provisions for this expenditure, which could have a material adverse effect on Harmony’s results and financial condition.

The South African government is currently reviewing requirements imposed upon mining companies to ensure environmental restitution. For example, with the introduction of an environmental rights clause in South Africa’s constitution, a number of environmental legislative reform processes have been initiated. Legislation passed as a result of these initiatives has tended to be materially more onerous than laws previously applied in South Africa. Examples of such legislation include the National Water Act, 36 of 1998, and the National Environmental Management Act, 107 of 1998, both of which include stringent “polluter-pays” provisions. The adoption of these or additional or more comprehensive and stringent requirements, in particular with regard to the management of hazardous wastes, the pollution of ground and ground water systems and the duty to rehabilitate closed mines may result in additional costs and liabilities to Harmony.

Harmony’s Australian operations must comply with mining lease tenement conditions set by the Department of Minerals and Energy, the Mining Act (1978), the Department of Environmental Protection operating licenses, and water abstraction licenses issued by the Water and Rivers commission for each of its sites. Harmony’s Australian operations must also comply with numerous environmental acts and bills. As a result, Harmony must make provisions for mining rehabilitation whenever mining is commenced at a new site in Australia. While Harmony believes that its current provision for compliance with such requirements is reasonable, any future changes and development in Australian environmental laws and regulations may adversely affect these Australian operations.

Harmony may not pay cash dividends to its shareholders in the future.

It is the current policy of Harmony’s Board of Directors, or the Board, to declare and pay cash dividends if profits and funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Harmony’s capital expenditures and other cash requirements existing at the time. Under South African law, cash dividends may only be paid out of the profits of Harmony. No assurance can be given that cash dividends will be paid in the future.

Because the principal non-United States trading market for Harmony’s ordinary shares is the JSE Securities Exchange South Africa, U.S. investors face liquidity risk in the market for Harmony’s ordinary shares.

The principal trading market for Harmony’s ordinary shares is the JSE Securities Exchange South Africa, or the JSE. Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Harmony’s ordinary shares on the JSE in a timely manner, especially with regard to a large block trade, may be restricted by the limited liquidity of shares listed on the JSE.

Because Harmony has a significant number of outstanding options, its ordinary shares are subject to dilution.

As of 30 June 2003, Harmony had an aggregate of 250,000,000 ordinary shares authorised to be issued, which was increased to 350,000,000 at a shareholders’ meeting held on 1 September 2003. As at 14 May 2004 an aggregate of 287,100,201 ordinary shares were issued and outstanding. Harmony’s employee share option plans permit the granting of options in an amount up to an aggregate of 14 per cent. of the number of Harmony ordinary shares outstanding as of the date of the grant. As of 30 June 2003, options to purchase a total of 7,682,900 ordinary shares were outstanding. Additional options will be granted to employees and directors who joined Harmony subsequent to the merger with African Rainbow Minerals Gold. The exercise prices of the options currently vary between Rand 11.70 and Rand 93.50. As a result, shareholders’ equity interests in Harmony are subject to dilution to the extent of future exercises of these options.

Considerations relating to the Bonds and the Ordinary Shares

Unsecured obligations

The Bonds will be direct and unsecured indebtedness of Harmony. For more information concerning the ranking of the Bonds, see “Terms and Conditions of the Bonds – Form, Denomination, Title and Status”.

No prior market; currency translation

There can be no assurance regarding the future development of a market for the Bonds, or the ability of holders of the Bonds to sell their Bonds, or the price at which such holders may be able to sell their Bonds. If a market for the Bonds were to develop, the Bonds could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, Harmony’s operating results and the market for similar securities. Therefore, there can be no assurance as to the liquidity of any trading market for the Bonds or that an active market for the Bonds will develop.

Volatility of the market for the Bonds and the Ordinary Shares

The market prices of the Ordinary Shares have been subject to volatility and fluctuations in the market price of the Ordinary Shares may affect the market price of the Bonds. The market price of the Bonds and the Ordinary Shares could be subject to wide fluctuations in response to numerous factors, many of which are beyond the control of Harmony. These factors include, among other things, actual or anticipated variations in operating results, earnings releases by the Group and its competitors, changes in financial estimates by securities analysts, market conditions in the industry and the general state of the securities markets, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions.

Transfer of the Bonds and the Ordinary Shares will be restricted

Neither the Bonds nor the Ordinary Shares have been, nor will they be, registered under the securities laws of the United States or elsewhere and neither the Bonds nor the Ordinary Shares may be publicly offered, sold, pledged or otherwise transferred in any jurisdiction where such registration may be required. See “Subscription and Sale”.

TERMS AND CONDITIONS OF THE BONDS

The following, subject to completion and amendment, and save for the paragraphs in italics, is the text of the Terms and Conditions of the Bonds.

The issue of the ZAR1,700,000,000 4.875 per cent. Convertible Bonds due 2009 (the “Bonds”, which expression shall, except where otherwise indicated, include any further bonds issued in accordance with Condition 18 and consolidated and forming a single series with the Bonds) was authorised by a resolution of the Board of Directors of Harmony Gold Mining Company Limited (the “Issuer”) passed on 31 March 2004 and by a shareholders’ resolution passed on 7 May 2004.

The Bonds are constituted by a trust deed dated on or about the Closing Date (the “Trust Deed”) between the Issuer and JP Morgan Corporate Trustee Services Limited (the “Trustee”, which expression shall include all persons for the time being the trustee or trustees under the Trust Deed) as trustee for the holders (as defined below) of the Bonds. The statements set out in these Terms and Conditions (the “Conditions”) are summaries of, and are subject to, the detailed provisions of the Trust Deed, which includes the forms of the Bonds. The Bondholders (as defined below) are entitled to the benefit of, and are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and those applicable to them of the Paying, Transfer and Conversion Agency Agreement dated on or about the Closing Date (the “Agency Agreement”) relating to the Bonds between the Issuer, the Trustee, JP Morgan Chase Bank (the "Principal Paying, Transfer and Conversion Agent”, which expression shall include any successor as Principal Paying, Transfer and Conversion Agent under the Agency Agreement), the Paying, Transfer and Conversion Agents for the time being (such persons, together with the Principal Paying, Transfer and Conversion Agent, being referred to below as the “Paying, Transfer and Conversion Agents”, which expression shall include their successors as Paying, Transfer and Conversion Agents under the Agency Agreement) and J.P. Morgan Bank Luxembourg S.A. in its capacity as registrar (the “Registrar”, which expression shall include any successor as registrar under the Agency Agreement). Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the registered office for the time being of the Trustee (being at the date of issue hereof at Trinity Tower, 9 Thomas More Street, London E1W 1YT), and at the specified offices of the Paying, Transfer and Conversion Agents and the Registrar.

Capitalised terms used but not defined in these Conditions shall have the meanings attributed to them in the Trust Deed unless the context otherwise requires or unless otherwise stated.

1.	FORM, DENOMINATION, TITLE AND STATUS

(a)	Form and Denomination

The Bonds are in registered form, serially numbered, in principal amounts of ZAR1,000,000 or integral multiples thereof (“authorised denominations”).

(b)	Title

Title to the Bonds will pass by transfer and registration as described in Condition 4. The holder (as defined below) of any Bond will (except as otherwise required by law or as ordered by a court of competent jurisdiction) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or its theft or loss (or that of the related certificate, as appropriate) or anything written on it or on the certificate representing it (other than a duly executed transfer thereof)) and no person will be liable for so treating the holder.

For so long as any of the Bonds is represented by a Global Bond held on behalf of Euroclear and/or Clearstream, Luxembourg, each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Bonds (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Bonds standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Trustee and any Paying, Transfer and Conversion Agent as the holder of such nominal amount of such Bonds for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Bonds, for which purpose the holder of the relevant Global Bond shall be treated by the Issuer, the Trustee and the relevant Paying, Transfer and Conversion Agent as the holder of such nominal amount of such Bonds in accordance with and subject to the terms of the relevant Global Bond.

Participants of Euroclear and Clearstream, Luxembourg with beneficial interests in Bonds represented by a Global Bond credited to their accounts will only be able to transfer those interests by account entries in accordance with the rules and procedures of Euroclear and Clearstream, Luxembourg, as the case may be. References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer, the Principal Paying, Transfer and Conversion Agent and the Trustee.

Interests in the Global Bond will be exchangeable in whole but not in part (free of charge to the holder) for individual definitive registered Bonds in certain limited circumstances only that are described therein. Interests in the Global Bond are exchangeable in whole but not in part for individual Bonds if and only if (i) Euroclear or Clearstream, Luxembourg (or any alternative clearing system on behalf of which the Global Bond may be held) is closed for business for a continuous period of 14 calendar days or more (other than by reason of legal holidays) or announces an intention permanently to cease business or does in fact do so, or (ii) the Trustee gives written notice to the Issuer pursuant to Condition 10 that the Bonds are due and repayable. Any Bonds issued in exchange for beneficial interests in the Global Bond will be issued and delivered to such persons or registered in such name or names, as the case may be, as the holder of the Global Bond shall instruct the Principal Paying, Transfer and Conversion Agent and/or the Registrar. The holder of the Global Bond must provide the Registrar with (i) a written order containing instructions and other such information as the Issuer and the Registrar may require to complete, execute and deliver such individual definitive registered Bonds and (ii) a certificate to the effect that such person is not transferring its interest in the Global Bond. It is expected that such instructions will be based upon directions received by Euroclear and Clearstream, Luxembourg for accountholders with respect to ownership of beneficial interests in the Global Bond. Notice of the issue of definitive Bonds in the circumstances set out in (i) or (ii) above will be given promptly by the Issuer to the Bondholders in accordance with Condition 17.

(c)	Status of the Bonds

The Bonds constitute direct, unconditional, unsubordinated and (subject to Condition 2) unsecured obligations of the Issuer and rank pari passu without any preference among themselves, and (subject as aforesaid and save for certain obligations required to be preferred by law) with all other present and future unsecured and unsubordinated obligations of the Issuer from time to time outstanding.

2.	NEGATIVE PLEDGE

So long as any of the Bonds remain outstanding (as defined in the Trust Deed) the Issuer will not, and will procure that no Material Subsidiary of the Issuer will, create or permit to subsist any mortgage, charge, lien, pledge or other form of encumbrance or security interest (each a “Security Interest”) upon, or with respect to, the whole or any part of its undertaking or assets, present or future, to secure any Relevant Debt or any guarantee or indemnity in respect of any Relevant Debt without at the same time according to the Bonds and all amounts payable by it under the Trust Deed, to the satisfaction of the Trustee, either the same security as is created or subsisting to secure any such Relevant Debt, guarantee or indemnity or other such security as the Trustee shall in its absolute discretion deem not materially less beneficial to the Bondholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders.

3.	DEFINITIONS

In these Conditions (unless the context otherwise requires):

“Accounts” means, at any date or in respect of a financial year, the audited consolidated financial statements of the Issuer most recently published or, as the case may be, in respect of that financial year, in any such case prepared in conformity with International Financial Reporting Standards (“IFRS”) and South African Statements of Generally Accepted Accounting Practice (“South African GAAP”).

“Additional Shares” has the meaning provided in Condition 6(c).

“Bondholder” and “holder” means the person in whose name a Bond is registered in the Register (as defined in Condition 4(a)).

“business day” means, in relation to any place, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in that place.

“Business Day” means a day (other than a Saturday or Sunday) on which commercial banks are open for business in the place of the specified office of the Registrar.

“Capital Distribution” has the meaning provided in Condition 6(b)(iii).

“Closing Date” means 21 May 2004.

“Conversion Commencement Date” means the date falling 41 days after the Closing Date.

“Conversion Date” has the meaning provided in Condition 6(i).

“Conversion Notice” has the meaning provided in Condition 6(i).

“Conversion Period” has the meaning provided in Condition 6(a)

“Conversion Price” has the meaning provided in Condition 6(a).

“Conversion Right” has the meaning provided in Condition 6(a).

“Current Market Price” has the meaning provided in Condition 6(b).

“dealing day” has the meaning provided in Condition 6(b).

“Dividend” has the meaning provided in Condition 6(b)(iii).

“Early Redemption Price” in relation to a Bond, means (i) the principal amount of ZAR1,000,000 per Bond plus (ii) the Make Whole Amount (as defined below), provided that the sum of (i) and (ii) shall not exceed the higher of (x) the Market Value of such Bond and (y) the principal amount of such Bond.

“Exempt Newco Scheme” means a Newco Scheme where immediately after completion of the relevant scheme of arrangement the ordinary shares of Newco are (i) admitted to listing on the JSE or (ii) admitted to the official list of the UK Listing Authority and admitted to trading on the London Stock Exchange plc’s market for listed securities or (iii) admitted to listing on such other regulated, regularly operating, recognised stock exchange or securities market as the Issuer or Newco may determine.

“Fair Market Value” has the meaning provided in Condition 6(b)(iii).

“Final Maturity Date” means 21 May 2009.

“Group” means the Issuer and its Subsidiaries and “member of the Group” shall be construed accordingly.

“Independent Financial Adviser” means an investment bank of international repute appointed by the Issuer and approved in writing by the Trustee or, if the Issuer fails to make such appointment and such failure continues for a reasonable period (as determined by the Trustee) and the Trustee is indemnified to its satisfaction against the costs, fees and expenses of such adviser, appointed by the Trustee following notification to the Issuer.

“Interest Payment Date” has the meaning provided in Condition 5(a).

“JSE” means the JSE Securities Exchange South Africa.

“Make Whole Amount” means an amount per Bond in rand in accordance with the following formula:

MW = K2 x (Conversion Price – IP) x (T/C) x Conversion Ratio

Where:

“Average Price” means the Volume Weighted Average price of a share for each of the five dealing days immediately prior to the day falling one day prior to the date of payment of the relevant Early Redemption Price.

C = 1 825.

“Conversion Ratio” means 8,264.4625 (as adjusted to reflect any adjustment to the Conversion Price).

IP = Initial Parity = ZAR98.60.

K = the lesser of (i) the Average Price/ZAR98.60 and (ii) ZAR98.60/the Average Price.

MW = Make Whole Amount per Bond.

T = Duration in days from the Redemption Date to, and including, the Final Maturity Date.

“Market Value” means the arithmetic average of the historic daily median of the bid and offer prices quoted for a Bond by each of three leading market makers in the Bond selected by the Issuer and approved in writing by the Trustee and expressed in ZAR for each day in the period of five trading days ending on the third business day prior to the Tax Redemption Date. If no such price is so quoted by three leading market makers, Market Value shall be determined by an Independent Financial Adviser.

“Material Subsidiary” at any time means any member of the Group:

(i)	which was a Subsidiary of the Issuer at the date to which the then latest Accounts were prepared and whose total revenue and/or gross assets (in each case consolidated in the case of a Subsidiary which itself has Subsidiaries) at the time of its latest financial statements (consolidated where applicable) exceeded 10 per cent. of the consolidated total revenue and/or gross assets of the Group at such date, as determined by reference to such Accounts or

(ii)	which has been a Subsidiary of the Issuer for more than 180 days and which became a Subsidiary of the Issuer subsequent to the date of the then latest Accounts and whose total revenue and/or gross assets (in each case consolidated in the case of a Subsidiary which itself has Subsidiaries) would, if consolidated financial statements of the Issuer were prepared in accordance with IFRS and South African GAAP on it becoming a Subsidiary of the Issuer, exceed 10 per cent. of the consolidated total revenue and/or gross assets of the Group as would be determined by reference to such consolidated financial statements or

(iii)	any Subsidiary of the Issuer which, although not a Material Subsidiary at the date of the then latest Accounts, subsequently acquires or develops assets and/or generates revenues which would, when aggregated with its existing assets and/or revenues (in each case consolidated in the case of a Subsidiary which itself has Subsidiaries), constitute 10 per cent. or more of the consolidated total revenue and/or gross assets of the Group if at any relevant time consolidated financial statements in accordance with IFRS and South African GAAP were to have been prepared, provided that if any Material Subsidiary shall at any relevant time cease to have revenue and/or gross assets (in each case consolidated in the case of a Subsidiary which itself has Subsidiaries) which constitute more than 10 per cent. of the consolidated total revenues and/or gross assets of the Group if consolidated financial statements of the Issuer were prepared at that time in accordance with IFRS and South African GAAP, it shall at that time cease to be a Material Subsidiary, until such time as its revenues and/or gross assets (in each case consolidated in the case of a Subsidiary which itself has Subsidiaries) subsequently exceed 10 per cent. of the consolidated total revenues and/or gross assets of the Group at any relevant time and provided further that a certificate of two directors of the Issuer that, in their opinion, a Subsidiary is or is not, or was or was not, at any particular time or during any particular period, a Material Subsidiary may be relied upon by the Trustee and, if so relied upon, shall, in the absence of manifest or proven error, be conclusive and binding on all concerned.

“Newco Scheme” means a scheme of arrangement which effects the interposition of a limited liability company (“Newco”) between the Shareholders of the Issuer immediately prior to the scheme of arrangement (the “Existing Shareholders”) and the Issuer; provided that immediately after completion of the scheme of arrangement the only shareholders of Newco are the Existing Shareholders and that all Subsidiaries of the Issuer immediately prior to the scheme of arrangement (other than Newco, if Newco is then a Subsidiary of the Issuer) are Subsidiaries of the Issuer (or of Newco) immediately after the scheme of arrangement.

“Optional Redemption Date” has the meaning provided in Condition 7(b).

“Optional Redemption Notice” has the meaning provided in Condition 7(b).

“rand” and “ZAR” means the lawful currency of the Republic of South Africa.

“Record Date” has the meaning provided in Condition 8(c).

“Reference Date” has the meaning provided in Condition 6(a).

“Relevant Date” means, in respect of any Bond, whichever is the later of (i) the date on which payment in respect of it first becomes due and (ii) if any amount of the money payable is improperly withheld or refused the date on which payment in full of the amount outstanding is made or (if earlier) the date on which notice is duly given to the Bondholders in accordance with Condition 17 that, upon further presentation of the Bond, where required pursuant to these Conditions, being made, such payment will be made, provided that such payment is in fact made upon such presentation.

“Relevant Debt” means any present or future indebtedness in the form of, or represented by, bonds, notes, debentures, loan stock or other securities which are, or are capable of being, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other securities market and having an original maturity of more than one year from the date of its issue.

“Relevant Event” means the occurrence of any event set out in Condition 6(b)(vii) (A) or (B).

“Relevant Event Notice” has the meaning provided in Condition 6(h).

“Relevant Event Period” has the meaning provided in Condition 6(b)(vii).

“Relevant Stock Exchange” means the JSE or if at the relevant time the Shares are not listed on the JSE, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in.

“Securities” includes, without limitation, Shares or options, warrants or other rights to subscribe for or purchase or acquire Shares.

“Shareholders” has the meaning provided in Condition 6(b)(ii).

“Shares” means ordinary shares in the capital of the Issuer having as at the Closing Date a par value of ZAR0.50.

“Share Current Market Price” means, for any Share trading day, the closing price of the Shares on the Relevant Stock Exchange on such day or, if no reported sales take place on such day, the average of the reported closing bid and offered price, in either case as reported by the Relevant Stock Exchange for such day as furnished by a reputable and independent broker – dealer selected from time to time by the Issuer and agreed by the Trustee for this purpose.

“Share trading day” means a day on which the Relevant Stock Exchange or other applicable securities exchange on which the Shares are listed is open for business.

“Spin-Off” has the meaning provided in Condition 6(b)(iii).

“Spin-Off Securities” has the meaning provided in Condition 6(b)(iii).

“Subsidiary” means, in respect of any entity, any undertaking which is for the time being a subsidiary undertaking of that entity within the meaning of section 1 of the South African Companies Act, 1973.

“Tax Jurisdiction” means the Republic of South Africa and any political subdivision thereof or therein having power to tax.

“Volume Weighted Average Price” means, in respect of a Share or, as the case may be, a Spin-Off Security, on any dealing day, the volume-weighted average price of a Share or, as the case may be, a Spin-Off Security, published by or derived (in the case of a Share) from the Relevant Stock Exchange or (in the case of a Spin-Off Security) from the principal stock exchange or securities market on which such Spin-Off Securities are then listed or quoted or dealt in, if any, or such other source as shall be determined to be appropriate by an Independent Financial Adviser provided that on any such dealing day where such price is not available or cannot otherwise be determined as provided above, the Volume Weighted Average Price of a Share or a Spin-Off Security, as the case may be, in respect of such dealing day shall be the Volume Weighted Average Price, determined as provided above, on the immediately preceding dealing day on which the same can be so determined.

Reference to any provision of any statute shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under any modification or re-enactment.

For the purposes of Conditions 6(b), (c) and (f) and Condition 11 only, (a) references to the “issue” of Shares shall include the transfer and/or delivery of Shares by the Issuer or any Subsidiary of the Issuer, whether newly issued and allotted or previously existing or held by or on behalf of the Issuer or any Subsidiary of the Issuer, and (b) Shares held by or on behalf of the Issuer or any Subsidiary of the Issuer (and which, in the case of Conditions 6(b)(iv) and (vi), do not rank for the relevant right or other entitlement) shall not be considered as or treated as “in issue”.

4.	REGISTRATION AND TRANSFER OF BONDS

(a)	Registration

The Issuer will cause a register (the “Register”) to be kept at the specified office of the Registrar outside the United Kingdom on which will be entered the names and addresses of the holders of the Bonds and the particulars of the Bonds held by them and of all transfers, redemptions and conversions of Bonds.

(b)	Transfer

Bonds may, subject to the terms of the Agency Agreement and to Conditions 4(c) and 4(d), be transferred in whole or in part in an authorised denomination by lodging the relevant Bond (with the form of application for transfer in respect thereof duly executed and duly stamped where applicable) at the specified office of the Registrar or any Paying, Transfer and Conversion Agent.

No transfer of a Bond will be valid unless and until entered on the Register. A Bond may be registered only in the name of, and transferred only to, a named person (or persons, not exceeding four in number).

The Registrar will within seven Business Days of any duly made application for the transfer of a Bond, deliver a new Bond to the transferee (and, in the case of a transfer of part only of a Bond, deliver a Bond for the untransferred balance to the transferor), at the specified office of the Registrar, or (at the risk and, if mailed at the request of the transferee or, as the case may be, the transferor otherwise than by ordinary mail, at the expense of the transferee or, as the case may be, the Transferor) mail the Bond by uninsured mail to such address as the transferee or, as the case may be, the transferor may request.

(c)	Formalities Free of Charge

Such transfer will be effected without charge subject to (i) the person making such application for transfer paying or procuring the payment of any taxes, duties and other governmental charges in connection therewith, (ii) the Registrar being satisfied with the documents of title and/or identity of the person making the application and (iii) such reasonable regulations as the Issuer may from time to time agree with the Registrar and the Trustee.

(d)	Closed Periods

Neither the Issuer nor the Registrar will be required to register the transfer of any Bond (or part thereof) (i) during the period of 15 days immediately prior to the Final Maturity Date or any earlier date fixed for redemption of the Bonds pursuant to Condition 7(b); (ii) in respect of which a Conversion Notice has been delivered in accordance with Condition 6(i); (iii) during the period of 15 days ending on (and including) any Record Date (as defined in Condition 8(c)) in respect of any payment of interest on the Bonds.

5.	INTEREST

(a)	Interest Rate

The Bonds bear interest from and including the Closing Date at the rate of 4.875 per cent. per annum calculated by reference to the principal amount thereof and payable semi-annually in equal instalments in arrear on 21 May and 21 November in each year (each an “Interest Payment Date”), commencing on 21 November 2004. The amount of interest payable in respect of any period which is not an Interest Period shall be calculated on the basis of the number of days in the relevant period from (and including) the first day of such period to (but excluding) the last day of such period divided by the number of days from (and including) the immediately preceding Interest Payment Date (or, if none, the Closing Date) to (but excluding) the next Interest Payment Date. “Interest Period” means the period beginning on (and including) the Closing Date and ending on (but excluding) 21 November 2004 (being the first Interest Payment Date) and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

(b)	Accrual of Interest

Each Bond will cease to bear interest (i) where the Conversion Right attached to it shall have been exercised by a Bondholder, from (and including) the Interest Payment Date immediately preceding the relevant Conversion Date or, if none, the Closing Date (subject in any such case as provided in Condition 6(k)) or (ii) where such Bond is being redeemed or repaid pursuant to Condition 7(a), Condition 7(b) or Condition 10, from (and including) the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event such Bonds will continue to bear interest as provided in the Trust Deed.

6.	CONVERSION OF BONDS

(a)	Conversion Period and Conversion Price

Subject as provided below, each Bond shall entitle the holder (such right a “Conversion Right”) at any time during the Conversion Period to convert such Bond into fully paid Shares.

Upon the due exercise of Conversion Rights the Issuer shall thereupon redeem the relevant Bonds at their principal amount and apply the proceeds on behalf of the relevant Bondholder (without the relevant Bondholder being required to take any further action) in subscribing and paying up in full the relevant number of Shares to be issued pursuant to these Conditions, and accordingly the Issuer shall issue, register and deliver such number of Shares as provided below.

The number of Shares to be issued on exercise of Conversion Rights shall be determined by dividing the principal amount of the relevant Bond to be converted by the Conversion Price (the “Conversion Price”) in effect on the relevant Conversion Date. The initial Conversion Price is ZAR121.00 per Share. The Conversion Price is subject to adjustment in the circumstances described in
Condition 6(b).

Conversion in full of the aggregate principal amount of the Bonds (disregarding for this purpose any further bonds issued pursuant to Condition 18) at the initial Conversion Price would result in the issuance of 14,049,586 Shares.

A Bondholder may exercise the Conversion Right in respect of a Bond by delivering such Bond to the specified office of any Paying, Transfer and Conversion Agent in accordance with Condition 6(i).

Subject to, and upon compliance with, the provisions of these Conditions, the Conversion Right in respect of a Bond may be exercised, at the option of the holder thereof, at any time (subject to any applicable fiscal or other laws or regulations and as hereinafter provided) from the Conversion Commencement Date to the close of business (at the place where the relevant Bond is delivered for conversion) on the date falling seven Business Days prior to the Final Maturity Date (both days inclusive) or, if the Bonds shall have been called for redemption pursuant to Condition 7(b) prior to the Final Maturity Date, then up to the close of business (at the place aforesaid) on the date falling seven Business Days before the date fixed for redemption thereof pursuant to Condition 7(b), unless there shall be default in making payment in respect of such Bond on such date fixed for redemption, in which event the Conversion Right shall extend up to the close of business (at the place aforesaid) on the date on which the full amount of such payment becomes available for payment and notice of such availability has been duly given to Bondholders in accordance with Condition 17 or, if earlier, the Final Maturity Date; provided that, in each case, if such final date for the exercise of Conversion Rights is not a business day at the place aforesaid, then the period for exercise of the Conversion Right by Bondholders shall end on the immediately preceding business day at the place aforesaid.

Conversion Rights may not be exercised following the giving of notice by the Trustee pursuant to Condition 10.

Conversion Rights may not be exercised by a Bondholder in circumstances where the relevant Conversion Date would fall during the period commencing on the Record Date in respect of any payment of interest on the Bonds and ending on the relevant Interest Payment Date (both days inclusive).

The period during which Conversion Rights may be exercised by a Bondholder is referred to as the “Conversion Period”.

Conversion Rights may only be exercised in respect of an authorised denomination. Where Conversion Rights are exercised in respect of part only of a Bond, the old Bond shall be cancelled and a new Bond for the balance thereof shall be issued in lieu thereof without charge but upon payment by the holder of any taxes, duties and other governmental charges payable in connection therewith and the Registrar will within seven Business Days following the relevant Conversion Date deliver such new Bond to the Bondholder at the specified office of the Registrar or (at the risk and, if mailed at the request of the Bondholder otherwise than by ordinary mail, at the expense of the Bondholder) mail the new Bond by uninsured mail to such address as the Bondholder may request.

Fractions of Shares will not be issued on conversion or pursuant to Condition 6(c). However, if the Conversion Right in respect of more than one Bond is exercised at any one time such that Shares are to be issued to the same person, the number of such Shares to be issued in respect thereof shall be calculated on the basis of the aggregate principal amount of such Bonds being so converted (rounded down, if necessary, to the nearest whole number of Shares). Such Shares will be deemed to be issued as of the relevant Conversion Date. Any Additional Shares to be issued pursuant to Condition 6(c) will be deemed to be issued as of the date the relevant Retroactive Adjustment takes effect or as at the date of issue of Shares if the adjustment results from the issue of Shares (each such date, the “Reference Date”).

(b)	Adjustment of Conversion Price

Upon the happening of any of the events described below, the Conversion Price shall be adjusted as follows:

(i) If and whenever there shall be an alteration to the nominal value of the Shares as a result of consolidation or subdivision, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such alteration by the following fraction:

A/B

where:

A is the nominal amount of one Share immediately after such alteration; and

B is the nominal amount of one Share immediately before such alteration.

Such adjustment shall become effective on the date the alteration takes effect.

(ii)	If and whenever the Issuer shall issue any Shares credited as fully paid to the holders of Shares (the “Shareholders”) by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve) other than (1) where any such Shares are issued instead of the whole or part of a cash Dividend which the Shareholders would or could otherwise have received or (2) where the Shareholders may elect to receive a cash Dividend in lieu of such Shares, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue by the following fraction:

A/B

where:

A is the aggregate nominal amount of the issued Shares immediately before such issue; and

B is the aggregate nominal amount of the issued Shares immediately after such issue.

Such adjustment shall become effective on the date of issue of such Shares.

(iii)	If and whenever the Issuer shall pay or make any Capital Distribution (as defined below) to the Shareholders, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the relevant Dividend of which such Capital Distribution forms part by the following fraction:

A – B B

where:

A	is the Current Market Price (as defined below) of one Share on the dealing day immediately preceding the date of the first public announcement of the relevant Dividend or, in the case of a purchase of Shares, or any other receipts or certificates representing Shares by or on behalf of the Issuer or any Subsidiary of the Issuer, on which such Shares are purchased or, in the case of a Spin-Off, is the mean of the Volume Weighted Average Prices of a Share for the five consecutive dealing days ending on the dealing day immediately preceding the first date on which the Shares are traded ex- the relevant Spin-Off; and

B	is the portion of the Fair Market Value (as defined below), with such portion being determined by dividing the Fair Market Value of the aggregate Capital Distribution by the number of Shares entitled to receive the relevant Dividend of which the Capital Distribution forms part (or, in the case of a purchase of Shares or any other receipts or certificates representing Shares by or on behalf of the Issuer or any Subsidiary of the Issuer, by the number of Shares in issue immediately prior to such purchase), of the Capital Distribution attributable to one Share.

Such adjustment shall become effective on the date on which such Capital Distribution is made or, in the case of a purchase of Shares or any other receipts or certificates representing Shares, on the date such purchase is made or, in any such case if later, the first date upon which the Fair Market Value of the Capital Distribution is capable of being determined as provided herein.

As used in this Condition 6(b):

“Capital Distribution” means:

(i)	any Dividend which is expressed by the Issuer or declared by the Board of Directors of the Issuer to be a capital distribution, extraordinary dividend, extraordinary distribution, special dividend, special distribution or return of value to shareholders of the Issuer or any analogous or similar term, in which case the Capital Distribution shall be the Fair Market Value of such Dividend;

(ii)	a Spin-Off (in which case the Capital Distribution shall be the Fair Market Value of the relevant Spin-Off Securities or, as the case may be, the relevant property or assets); or

(iii)	in respect of any Dividend (the “Relevant Dividend”) of the Issuer for any financial year (the “Relevant Financial Year”), the excess (if any) of the sum of (i) the Fair Market Value of the Relevant Dividend per Share, and (ii) the Fair Market Value per Share of the aggregate of any other Dividend or Dividends on the Shares for the Relevant Financial Year (disregarding for such purpose any amount previously determined to be a Capital Distribution in respect of that financial year) over the Reference Amount.

“Reference Amount” means the higher of (i) 110 per cent. of the Fair Market Value of all Dividends per Share for the financial year immediately preceding the Relevant Financial Year (disregarding for such purpose any amount previously determined to be a Capital Distribution in respect of that immediately preceding financial year) and (ii) 4 per cent. of the average of the Volume Weighted Average Price of a Share on each dealing day in the period of 180 days ending on the day immediately preceding the record date or other due date for establishment of entitlement to the Relevant Dividend.

For the purposes of the above, the Fair Market Value of a Dividend shall (subject as provided in paragraph (a) of the definition of “Dividend” below and in the definition of “Fair Market Value” below) be determined as at the date of the first public announcement of the relevant Dividend.

In making any such calculation, such adjustments (if any) shall be made as an Independent Financial Adviser considers appropriate to reflect (i) any consolidation or subdivision of any Shares or the issue of Shares by way of capitalisation of profits or reserves, or any like or similar event or (ii) any change in the financial year of the Issuer.

“Dividend” means any dividend or distribution (other than a Spin-Off) whether of cash, assets or other property, paid or made by the Issuer and whenever paid or made and however described (and for these purposes a distribution of assets includes without limitation an issue of Shares or other Securities credited as fully or partly paid-up by way of capitalisation of profits or reserves) provided that:

(i)	where a cash Dividend is announced which is to be, or may at the election of a Shareholder or Shareholders be, satisfied by the issue or delivery of Shares or other property or assets, or where a capitalisation of profits or reserves is announced which is to be, or may at the election of a Shareholder or Shareholders be, satisfied by the payment of a cash Dividend, then for the purposes of this definition the Dividend in question shall be treated as a Dividend of (i) such cash dividend or (ii) the Fair Market Value (on the date of announcement of such Dividend or capitalisation (as the case may be) or if later, the date on which the number of Shares (or amount of property or assets, as the case may be) which may be issued or delivered is determined)), of such Shares or other property or assets if such Fair Market Value is greater than the Fair Market Value of such cash Dividend;

(ii)	any issue of Shares falling within Condition 6(b)(ii) shall be disregarded;

(iii)	a purchase or redemption of share capital of the Issuer by the Issuer or any of its Subsidiaries shall not constitute a Dividend unless, in the case of purchases of Shares by or on behalf of the Issuer or any of its Subsidiaries, the weighted average price per Share (before expenses) on any one day (a “Specified Share Day”) in respect of such purchases (translated, if not in rand, into rand at the spot rate ruling at the close of business on such day as determined in good faith by an Independent Financial Adviser) exceeds by more than 5 per cent. the average of the closing prices of the Shares on the Relevant Stock Exchange (as published by or derived from the Relevant Stock Exchange) (i) on the five dealing days immediately preceding the Specified Share Day or, (ii) where an announcement (excluding for the avoidance of doubt for these purposes, any general authority for such purchases approved by a general meeting of Shareholders of the Issuer or any notice convening such a meeting of Shareholders) has been made of the intention to purchase Shares at some future date at a specified price, on the five dealing days immediately preceding the date of such announcement, in which case such purchase shall be deemed to constitute a Dividend in rand to the extent that the aggregate price paid (before expenses) in respect of such Shares purchased by the Issuer (translated where appropriate into rand as provided above) exceeds the product of (i) 105 per cent. of the average closing price of the Shares determined as aforesaid and (ii) the number of Shares so purchased; and

(iv)	if the Issuer or any of its Subsidiaries shall purchase any other depositary or other receipts or certificates representing Shares, the provisions of paragraph (c) shall be applied in respect thereof in such manner and with such modifications (if any) as shall be determined in good faith by an Independent Financial Adviser.

“Fair Market Value” means, with respect to any property on any date, the fair market value of that property as determined in good faith by an Independent Financial Adviser provided, that (i) the Fair Market Value of a cash Dividend paid or to be paid shall be the amount of such cash Dividend; (ii) the Fair Market Value of any other cash amount shall be the amount of such cash; (iii) where Spin-Off Securities, options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by an Independent Financial Adviser), the fair market value (a) of such Spin-Off Securities shall equal the arithmetic mean of the daily Volume Weighted Average Prices of such Spin-Off Securities and (b) of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights, in the case of both (a) and (b) during the period of five dealing days on the relevant market commencing on the first such dealing day such Spin-Off Securities, options, warrants or other rights are publicly traded; and (iv) in the case of (i) converted into rand (if declared or paid in a currency other than rand) at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid or are entitled to be paid the cash Dividend in rand; and in any other case, converted into rand (if expressed in a currency other than rand) at such rate of exchange as may be determined in good faith by an Independent Financial Adviser to be the spot rate ruling at the close of business on that date (or if no such rate is available on that date the equivalent rate on the immediately preceding date on which such a rate is available).

“Spin-Off” means:

(i)	a distribution of Spin-Off Securities by the Issuer to Shareholders as a class; or

(ii)	any transfer of any property or assets (including cash or shares or securities of or in or issued or allotted by any entity) by any entity (other than the Issuer) to Shareholders as a class or, in the case of or in connection with a Newco Scheme, Existing Shareholders, as a class (but excluding the issue and allotment of shares by Newco to Existing Shareholders), pursuant in each case to any arrangements with the Issuer or any of its Subsidiaries.

“Spin-Off Securities” means equity share capital of an entity other than the Issuer.

(i)	If and whenever the Issuer shall issue Shares to Shareholders as a class by way of rights, or issue or grant to Shareholders as a class by way of rights, options, warrants or other rights to subscribe for or purchase any Shares, in each case at a price per Share which is less than 95 per cent. of the Current Market Price per Share on the dealing day immediately preceding the date of the first public announcement of the terms of the issue or grant of such Shares, options, warrants or other rights, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue or grant by the following fraction:

A + B/A + C

where:

A	is the number of Shares in issue immediately before such announcement;

B	is the number of Shares which the aggregate amount (if any) payable for the Shares issued by way of rights, or for the options or warrants or other rights issued by way of rights and for the total number of Shares deliverable on the exercise thereof, would purchase at such Current Market Price per Share; and

C	is the number of Shares issued or, as the case may be, the maximum number of Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights.

Such adjustment shall become effective on the first date on which the Shares are traded ex-rights, ex-options or ex-warrants on the Relevant Stock Exchange.

(ii)	If and whenever the Issuer shall issue any Securities (other than Shares or options, warrants or other rights to subscribe for or purchase any Shares) to Shareholders as a class by way of rights or grant to Shareholders as a class by way of rights any options, warrants or other rights to subscribe for or purchase any Securities (other than Shares or options, warrants or other rights to subscribe for or purchase Shares), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue or grant by the following fraction:

A – B/A

where:

A	is the Current Market Price (disregarding for this purpose the provisos to the definition thereof) of one Share on the dealing day immediately preceding the first date on which the terms of such issue or grant are publicly announced; and

B	is the Fair Market Value on the date of such announcement of the portion of the rights attributable to one Share.

Such adjustment shall become effective on the first date on which the Shares are traded ex-rights, ex-options or ex-warrants on the Relevant Stock Exchange.

(iii)	If and whenever the Issuer shall issue (otherwise than as mentioned in sub-paragraph (b)(iv) above) wholly for cash or for no consideration any Shares (other than Shares issued on the exercise of Conversion Rights or on the exercise of any rights of conversion into, or exchange or subscription for or purchase of, Shares) or issue or grant (otherwise than as mentioned in sub-paragraph (b)(iv) above) wholly for cash or for no consideration any options, warrants or other rights to subscribe for or purchase any Shares (other than the Bonds, which term shall include any further bonds issued pursuant to Condition 18 and consolidated and forming a single series with the Bonds), in each case at a price per Share which is less than 95 per cent. of the Current Market Price per Share on the dealing day immediately preceding the date of the first public announcement of the terms of such issue or grant, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue by the following fraction:

A + B/A + C

where:

A	is the number of Shares in issue immediately before the issue of such Shares or the grant of such options, warrants or rights;

B	is the number of Shares which the aggregate consideration (if any) receivable for the issue of such additional Shares or, as the case may be, for the Shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights, would purchase at such Current Market Price per Share; and

C	is the number of Shares to be issued pursuant to such issue of such additional Shares or, as the case may be, the maximum number of Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights.

Such adjustment shall become effective on the date of issue of such additional Shares or, as the case may be, the grant of such options, warrants or rights.

(iv)	If and whenever the Issuer or any Subsidiary of the Issuer or (at the direction or request of or pursuant to any arrangements with the Issuer or any Subsidiary of the Issuer) any other company, person or entity (otherwise than as mentioned in sub-paragraphs (b)(iv), (b)(v) or (b)(vi) above) shall issue wholly for cash or for no consideration any Securities (other than the Bonds, which term shall for this purpose exclude any further bonds issued pursuant to Condition 18 and consolidated and forming a single series with the Bonds) which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, Shares (or shall grant any such rights in respect of existing Securities so issued) or Securities which by their terms might be redesignated as Shares, and the consideration per Share receivable upon conversion, exchange, subscription or redesignation is less than 95 per cent. of the Current Market Price per Share on the dealing day immediately preceding the date of the first public announcement of the terms of issue of such Securities (or the terms of such grant), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue (or grant) by the following fraction:

A + B/A + C

where:

A	is the number of Shares in issue immediately before such issue or grant (but where the relevant Securities carry rights of conversion into or rights of exchange or subscription for Shares which have been issued by the Issuer for the purposes of or in connection with such issue, less the number of such Shares so issued);

B	is the number of Shares which the aggregate consideration (if any) receivable for the Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription attached to such Securities or, as the case may be, for the Shares to be issued or to arise from any such redesignation would purchase at such Current Market Price per Share; and

C	is the maximum number of Shares to be issued or otherwise made available upon conversion or exchange of such Securities or upon the exercise of such right of subscription attached thereto at the initial conversion, exchange or subscription price or rate or, as the case may be, the maximum number of Shares which may be issued or arise from any such redesignation.

Provided that if at the time of issue of the relevant Securities or date of grant of such rights (as used in this sub-paragraph (b)(vii), the “Specified Date”) such number of Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such Securities are converted or exchanged or rights of subscription are exercised or, as the case may be, such Securities are redesignated or at such other time as may be provided) then for the purposes of this sub-paragraph (b)(vii), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition or, as the case may be, redesignation had taken place on the Specified Date.

Such adjustment shall become effective on the date of issue of such Securities or, as the case may be, the grant of such rights.

(v)	If and whenever there shall be any modification of the rights of conversion, exchange or subscription attaching to any such Securities (but for this purpose such term shall include the Bonds and any further bonds issued pursuant to Condition 18 and consolidated and forming a single series therewith) as are mentioned in sub-paragraph (b)(vii) above (other than in accordance with the terms (including terms as to adjustment) applicable to such Securities upon issue) so that following such modification the consideration per Share receivable has been reduced and is less than 95 per cent. of the Current Market Price (disregarding for this purpose the provisos to the definition thereof) per Share on the dealing day immediately preceding the date of the first public announcement of the proposals for such modification, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such modification by the following fraction:

A + B/A + C

where:

A	is the number of Shares in issue immediately before such modification (but where the relevant Securities carry rights of conversion into or rights of exchange or subscription for Shares which have been issued by the Issuer for the purposes of or in connection with such issue, less the number of such Shares so issued);

B	is the number of Shares which the aggregate consideration (if any) receivable for the Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription attached to the Securities so modified would purchase at such Current Market Price per Share or, if lower, the existing conversion, exchange or subscription price of such Securities; and

C	is the maximum number of Shares which may be issued or otherwise made available upon conversion or exchange of such Securities or upon the exercise of such rights of subscription attached thereto at the modified conversion, exchange or subscription price or rate but giving credit in such manner as an Independent Financial Adviser shall consider appropriate for any previous adjustment under this sub-paragraph (b)(viii) or sub-paragraph (b)(vii) above.

Provided that if at the time of such modification (as used in this sub-paragraph (b)(viii), the “Specified Date”) such number of Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such Securities are converted or exchanged or rights of subscription are exercised or at such other time as may be provided) then for the purposes of this paragraph (b)(viii), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange or subscription had taken place on the Specified Date.

Such adjustment shall become effective on the date of modification of the rights of conversion, exchange or subscription attaching to such Securities.

(vi)	If and whenever the Issuer or any Subsidiary of the Issuer or (at the direction or request of or pursuant to any arrangements with the Issuer or any Subsidiary of the Issuer) any other company, person or entity shall offer any Securities in connection with which offer Shareholders as a class are entitled to participate in arrangements whereby such Securities may be acquired by them (except where the Conversion Price falls to be adjusted under sub-sub-paragraphs (b)(ii), (iii), (iv), (vi) or (vii) above or (x) below (or would fall to be so adjusted if the relevant issue or grant was at less than 95 per cent. of the Current Market Price per Share on the relevant dealing day) or under sub-paragraph (b)(v) above) the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before the making of such offer by the following fraction:

A – B/A

where:

A	is the Current Market Price of one Share on the dealing day immediately preceding the date on which the terms of such offer are first publicly announced; and

B	is the Fair Market Value on the date of such announcement of the portion of the relevant offer attributable to one Share.

Such adjustment shall become effective on the first date on which the Shares are traded ex-rights on the Relevant Stock Exchange.

(vii)	If:

(A)	an offer is made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any parties acting in concert (as defined in section 440A of the South African Companies Act 1973) with the offeror), to acquire all or a majority of the issued ordinary share capital of the Issuer or if any person proposes a scheme with regard to such acquisition (other than an Exempt Newco Scheme) and (such offer or scheme having become or been declared unconditional in all respects) the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Issuer has or will become unconditionally vested in the offeror and/or any such parties as aforesaid; or

(B)	any person and/or any parties acting in concert (defined as aforesaid) shall own, acquire or control (or have the right to own, acquire or control) 70 per cent. or more of the issued ordinary share capital of the Issuer or the right to cast more than 70 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Issuer, then upon any exercise of Conversion Rights during the period (the “Relevant Event Period”) commencing on the occurrence of the Relevant Event and ending 60 calendar days following the Relevant Event or, if later, 60 calendar days following the date on which a Relevant Event Notice as required by Condition 6(h) is given, the Conversion Price shall be as set out below, but in each case adjusted, if appropriate, under the foregoing provisions of this Condition 6(b):

Conversion Price
Conversion Date	(ZAR)
On or before 21 May 2005	104
Thereafter, but on or before 21 May 2006	107
Thereafter, but on or before 21 May 2007	110
Thereafter, but on or before 21 May 2008	114
Thereafter, and until the Final Maturity Date	117

(viii)	If the Issuer (after consultation with the Trustee) determines that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to above in this Condition 6(b) (even if the relevant circumstance is specifically excluded from the operation of sub-paragraphs (b)(i) to (x) above), the Issuer shall, at its own expense and acting reasonably, request an Independent Financial Adviser to determine as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof and the date on which such adjustment should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that an adjustment shall only be made pursuant to this sub-paragraph (b)(xi) if such Independent Financial Adviser is so requested to make such a determination not more than 21 days after the date on which the relevant circumstance arises and if it would result in a reduction to the Conversion Price.

Notwithstanding the foregoing provisions, where the events or circumstances giving rise to any adjustment pursuant to this Condition 6(b) have already resulted or will result in an adjustment to the Conversion Price or where the events or circumstances giving rise to any adjustment arise by virtue of any other events or circumstances which have already given or will give rise to an adjustment to the Conversion Price or where more than one event which gives rise to an adjustment to the Conversion Price occurs within such a short period of time that, in the opinion of the Issuer, a modification to the operation of the adjustment provisions is required to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be advised by an Independent Financial Adviser to be in its opinion appropriate to give the intended result and provided further that, for the avoidance of doubt, the issue of Shares pursuant to the exercise of Conversion Rights shall not result in an adjustment to the Conversion Price.

For the purpose of any calculation of the consideration receivable or price pursuant to sub-paragraphs (iv), (vi), (vii) and (viii), the following provisions shall apply:

(a)	the aggregate consideration receivable or price for Shares issued for cash shall be the amount of such cash;

(b)	(1) the aggregate consideration receivable or price for Shares to be issued or otherwise made available upon the conversion or exchange of any Securities shall be deemed to be the aggregate consideration received or receivable or price for any such Securities and (2) the aggregate consideration receivable or price for Shares to be issued or otherwise made available upon the exercise of rights of subscription attached to any Securities or upon the exercise of any options, warrants or rights shall be deemed to be that part (which may be the whole) of the consideration received or receivable or price for such Securities or, as the case may be, for such options, warrants or rights which is attributed by the Issuer to such rights of subscription or, as the case may be, such options, warrants or rights or, if no part of such consideration or price is so attributed or the Trustee so requires by notice in writing to the Issuer, the Fair Market Value of such rights of subscription or, as the case may be, such options, warrants or rights as at the date of the first public announcement of the terms of issue of such Securities or, as the case may be, such options, warrants or rights, plus in the case of each of (1) and (2) above, the additional minimum consideration receivable or price (if any) upon the conversion or exchange of such Securities, or upon the exercise of such rights of subscription attached thereto or, as the case may be, upon exercise of such options, warrants or rights and (3) the consideration receivable or price per Share upon the conversion or exchange of, or upon the exercise of such rights of subscription attached to, such Securities or, as the case may be, upon the exercise of such options, warrants or rights shall be the aggregate consideration or price referred to in (1) or (2) above (as the case may be) divided by the number of Shares to be issued upon such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate;

(c)	if the consideration or price determined pursuant to (a) or (b) above (or any component thereof) shall be expressed in a currency other than rand it shall be converted into rand at such rate of exchange as may be determined in good faith by an Independent Financial Adviser to be the spot rate ruling at the close of business on the date of the first public announcement of the terms of issue of such Securities;

(d)	in determining consideration or price pursuant to the above, no deduction shall made for any commissions or fees (howsoever described) or any expenses paid or incurred for any underwriting, placing or management of the issue of the relevant Shares or Securities or otherwise in connection therewith.

“Current Market Price” means, in respect of an Share at a particular date, the mean of the closing prices published by or derived from the Relevant Stock Exchange for one Share for the five consecutive dealing days ending on the dealing day immediately preceding such date; provided that if at any time during the said five dealing day period the Shares shall have been quoted ex-Dividend (or ex- any other entitlement) and during some other part of that period the Shares shall have been quoted cum-Dividend (or cum- any other entitlement), then:

(i)	if the Shares to be issued do not rank for the Dividend (or entitlement) in question, the quotations on the dates on which the Shares shall have been quoted cum-Dividend (or cum-any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Share as at the date of first public announcement of such Dividend (or entitlement) (disregarding any associated tax credit); or

(ii)	if the Shares to be issued do rank for the Dividend (or entitlement) in question, the quotations on the dates on which the Shares shall have been quoted ex-Dividend (or ex- any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount (disregarding any associated tax credit), and provided further that if the Shares on each of the said five dealing days have been quoted cum-Dividend (or cum- any other entitlement) in respect of a Dividend (or other entitlement) which has been declared or announced but the Shares to be issued do not rank for that Dividend (or other entitlement) the quotations on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Share as at the date of the first public announcement of such Dividend or entitlement (disregarding any associated tax credit), and provided further that, if such closing prices are not available on one or more of the said five dealing days, then the mean of such closing prices which are available in that five dealing day period shall be used (subject to a minimum of two such closing prices) and if only one, or no, such closing price is available in the relevant period, the Current Market Price shall be determined in good faith by an Independent Financial Adviser.

“dealing day” means a day on which the Relevant Stock Exchange or relevant stock exchange or securities market is open for business, other than a day on which the Relevant Stock Exchange or relevant stock exchange or securities market is scheduled to, or does, close prior to its regular weekday closing time.

References to any issue or offer or grant to Shareholders or Existing Shareholders “as a class” or “by way of rights” shall be taken to be references to an issue or offer or grant to all or substantially all Shareholders or Existing Shareholders, as the case may be, other than Shareholders or Existing Shareholders, as the case may be, to whom, by reason of the laws of any territory or requirements of any recognised regulatory body or any other stock exchange or securities market in any territory or in connection with fractional entitlements, it is determined not to make such issue or offer or grant.

(c)	Retroactive Adjustments

If the Conversion Date in relation to any Bond shall be after the record date for any such issue, distribution, grant or offer (as the case may be) as is mentioned in Conditions 6(b)(ii) (iii), (iv), (v) or (ix), or any such issue as is mentioned in Conditions 6(b)(vi) and (vii) which is made to the Shareholders or any of them, but before the relevant adjustment becomes effective under Condition 6(b) (such adjustment, a “Retroactive Adjustment”), the Issuer shall (conditional upon the relevant adjustment becoming effective) procure that there shall be issued to the converting Bondholder (or his nominee in accordance with instructions contained in the Conversion Notice), such additional number of relevant Shares (if any) (the “Additional Shares”) as, together with the relevant Shares issued or to be issued on conversion of the relevant Bond is equal to the number of relevant Shares which would have been required to be issued on conversion of such Bond (together with any fraction of a relevant Share not so issued) if the relevant adjustment (more particularly referred to in the said provisions of Condition 6(b)) to the Conversion Price had in fact been made and become effective on and as of the relevant Conversion Date.

(d)	Decision of an Independent Financial Adviser

If any doubt shall arise as to the appropriate adjustment to the Conversion Price, and following consultation between the Issuer and an Independent Financial Adviser, a written opinion of such Independent Financial Adviser in respect of such adjustment to the Conversion Price shall be conclusive and binding on all concerned, save in the case of manifest or proven error.

(e)	Shares may not be Issued at a Discount

The Conversion Price may not be reduced so that, on conversion of the Bonds, Shares would fall to be issued at a discount to their nominal or par value.

(f)	Employees’ Share Schemes

No adjustment will be made to the Conversion Price where Shares or other Securities are issued, offered, exercised, allotted, appropriated, modified or granted to, or for the benefit of, employees, former employees or directors (including directors holding or formerly holding executive office or the personal service company of any such person) or their spouses or relatives, in each case, of the Issuer or any of its Subsidiaries or any associated companies of any such person or to any trustee or trustees for the benefit of any such person, in any such case pursuant to any employees’ share or option scheme.

(g)	Rounding Down

On any adjustment, the resultant Conversion Price, if not an integral multiple of ZAR0.01, shall be rounded down to the nearest whole multiple of ZAR0.01. No adjustment shall be made to the Conversion Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made, and/or any amount by which the Conversion Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment, and such subsequent adjustment shall be made on the basis that the adjustment not required to be made had been made at the relevant time. Notice of any adjustments shall be given by or on behalf of the Issuer to the Bondholders in accordance with Condition 17 and to the Trustee as soon as practicable after the determination thereof.

(h)	Relevant Event

Following the occurrence of a Relevant Event, the Issuer shall give notice or procure that there is given thereof to the Trustee and the Bondholders in accordance with Condition 17 (a “Relevant Event Notice”) within 14 calendar days of the first day on which it becomes so aware. Such notice shall contain a statement informing Bondholders of their entitlement to exercise their Conversion Rights as provided in these Conditions and the Conversion Price applicable in consequence of the Relevant Event as set out in Condition 6(b)(vii), as adjusted where appropriate. Such notice shall also specify:

(i)	the Conversion Price immediately prior to the occurrence of the Relevant Event and the Conversion Price applicable pursuant to Condition 6(b)(vii) during the Relevant Period;

(ii)	the closing price of the Shares as published by or derived from the Relevant Stock Exchange as at the latest practicable date prior to the publication of such notice;

(iii)	the last day of the Relevant Event Period; and

(iv)	such other information relating to the Relevant Event as the Trustee may require.

(i)	Procedure for Conversion

A Conversion Right may be exercised by a Bondholder during the Conversion Period by delivering the relevant Bond to the specified office of any Paying, Transfer and Conversion Agent, during its usual business hours, accompanied by a duly completed and signed notice of conversion (a “Conversion Notice”) in the form (for the time being current) obtainable from any Paying, Transfer and Conversion Agent. Conversion Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable in the jurisdiction in which the specified office of the Paying, Transfer and Conversion Agent to whom the relevant Conversion Notice is delivered is located.

If such delivery is made after the end of normal business hours or on a day which is not a business day in the place of the specified office of the relevant Paying, Transfer and Conversion Agent, such delivery shall be deemed for all purposes of these Conditions to have been made on the next following such business day.

A Conversion Notice, once delivered, shall be irrevocable.

The conversion date in respect of a Bond (the “Conversion Date”) shall be the Johannesburg business day immediately following the date of such delivery and, if applicable, the making of any payment to be made as provided below.

A Bondholder exercising a Conversion Right must pay any capital, stamp, issue and registration taxes and duties arising on conversion (other than any such taxes or duties payable in the Republic of South Africa in respect of the allotment, issue and delivery of Shares on such conversion (including any Additional Shares), which shall be paid by the Issuer), and such Bondholder must pay all, if any, taxes (including any capital gains taxes) arising by reference to any disposal or deemed disposal of a Bond or interest therein in connection with such conversion.

(j)	Ranking

(i)	Shares issued upon conversion of the Bonds will be fully paid and will in all respects rank pari passu with the fully paid Shares in issue on the relevant Conversion Date or, in the case of Additional Shares, on the relevant Reference Date (except in any such case for any right excluded by mandatory provisions of applicable law), except that the Shares or, as the case may be, the Additional Shares so issued will not rank for any rights, distributions or payments the record date or other due date for the establishment of entitlement for which falls prior to the relevant Conversion Date or, as the case may be, the relevant Reference Date.

(ii)	Save as provided in Condition 6(k), no payment or adjustment shall be made on conversion for any interest which otherwise would have accrued on the relevant Bonds since the last Interest Payment Date preceding the Conversion Date relating to such Bonds (or, if such Conversion Date falls before the first Interest Payment Date, since the Closing Date).

(k)	Interest on Conversion

If any notice requiring the redemption of any Bonds is given pursuant to Condition 7(b) on or after the fifteenth business day prior to a record date falling after the last Interest Payment Date (or in the case of the first Interest Period, the Closing Date) (whether such notice is given before, on or after such record date) in respect of any Dividend or distribution payable in respect of the Shares where such notice specifies a date for redemption falling on or prior to the date which is 14 days after the Interest Payment Date next following such record date, interest shall accrue on Bonds in respect of which Conversion Rights shall have been exercised and in respect of which the Conversion Date falls after such record date and on or prior to the Interest Payment Date next following such record date in respect of such Dividend or distribution, in each case from and including the preceding Interest Payment Date (or, if such Conversion Date falls before the first Interest Payment Date, from the Closing Date) to but excluding such Conversion Date. The Issuer shall pay any such interest or procure that any such interest is paid by not later than 14 calendar days after the relevant Conversion Date by rand cheque drawn on, or by transfer to, a rand account maintained with, a bank in Johannesburg in accordance with instructions given by the relevant Bondholder in the relevant Conversion Notice.

(l)	Purchase or Redemption by the Issuer of its own Shares, etc.

The Issuer may exercise such rights as it may from time to time enjoy to purchase or redeem its own shares (including Shares) without the consent of the Bondholders.

7.	REDEMPTION AND PURCHASE

(a)	Final Redemption

Unless previously purchased and cancelled, redeemed or converted as herein provided, the Bonds will be redeemed at their principal amount on the Final Maturity Date. The Bonds may only be redeemed at the option of the Issuer prior to the Final Maturity Date in accordance with Condition 7(b).

(b)	Redemption at the Option of the Issuer

(i)	The Bonds may be redeemed (subject to the provisions of Condition 7(c)) at the option of the Issuer in whole, but not in part, at any time, on giving not fewer than 30 nor more than 60 days’ notice (a “Tax Redemption Notice”) to the Bondholders in accordance with Condition 17 (which notice shall be irrevocable) at their Early Redemption Price (together with interest accrued to the date fixed for redemption (the “Tax Redemption Date”), if (i) the Issuer has or will become obliged to pay Additional Amounts as a result of any change in, or amendment to, the laws or regulations of a Tax Jurisdiction, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 18 May 2004, and (ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it. No Tax Redemption Notice shall be given earlier than 90 days prior to nor later than 90 days after, the earliest date on which the Issuer would be obliged to pay such Additional Amounts were a payment in respect of the Bonds then due. Prior to the publication of any Tax Redemption Notice, the Issuer shall deliver to the Trustee a certificate signed by two Directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred and an opinion in form and substance satisfactory to the Trustee of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such Additional Amounts as a result of such change or amendment. The Trustee shall, without enquiring and without any liability therefor, accept such certificate as sufficient evidence of the satisfaction of the conditions precedent set out above and it shall be conclusive and binding on the Bondholders.

(ii)	On giving not less than 30 nor more than 60 days’ notice (an “Optional Redemption Notice”) to the Trustee and to the Bondholders in accordance with Condition 17, the Issuer may redeem all but not some only of the Bonds then outstanding on the date (the “Optional Redemption Date”) specified in the Optional Redemption Notice at their principal amount together with accrued interest up to but excluding the Optional Redemption Date

(A)	at any time on or after 5 June 2007, if on more than 20 Share trading days during any period of 30 consecutive Share trading days ending not earlier than 14 days prior to the giving of the relevant Optional Redemption Notice, the Share Current Market Price for each such Share trading day exceeds 130 per cent. of the Conversion Price (as adjusted) in effect (or deemed to be in effect) on such Share trading day; or

(B)	at any time if, prior to the date on which the relevant Optional Redemption Notice is given, Conversion Rights shall have been exercised and/or purchases (and corresponding cancellations) effected in respect of 85 per cent. or more in principal amount of the Bonds originally issued.

For the purposes of Condition 7(b)(ii)(A), if on any dealing day in such 30 dealing day period the closing price on such dealing day shall have been quoted cum-Dividend (or cum-any other entitlement) the closing price of a Share on such dealing day shall be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Share as at the date of first public announcement of such Dividend (or entitlement) (disregarding in any case any associated tax credit).

For the purposes of Condition 7(b)(ii)(B), the principal amount of the Bonds originally issued shall be the aggregate of the principal amount of the Bonds and the principal amount of any further bonds issued pursuant to Condition 18 and consolidated and forming a single series with the Bonds.

(c)	Bondholders’ Tax Option

If the Issuer gives a Tax Redemption Notice, each Bondholder will have the right to elect that his Bond(s) shall not be redeemed and that the provisions of Condition 9 shall not apply in respect of any payment of principal or interest to be made in respect of such
Bond(s) which falls due after the relevant Tax Redemption Date whereupon no Additional Amounts shall be payable in respect thereof pursuant to Condition 9 and payment of all amounts shall be made subject to the deduction or withholding of the Tax Jurisdiction taxation required to be withheld or deducted. To exercise a right pursuant to this Condition 7(c), the relevant Bondholder must present his Bond(s) together with a duly completed and signed notice of exercise in the form (for the time being current) obtainable from the specified office of any Paying, Transfer and Conversion Agent (a “Bondholder’s Tax Election Notice”) on or before the day falling 30 days prior to the Tax Redemption Date at the specified office of any Paying, Transfer and Conversion Agent.

(d)	Optional Redemption Notice

Any Tax Redemption Notice or Optional Redemption Notice shall be irrevocable. Any such notice shall specify (i) the Tax Redemption Date or Optional Redemption Date (as the case may be), (ii) the Conversion Price, the aggregate principal amount of the Bonds outstanding and the closing price of the Shares as published by or derived from the Relevant Stock Exchange, in each case as at the latest practicable date prior to the publication of the Optional Redemption Notice and (iii) the last day on which Conversion Rights may be exercised by Bondholders.

(e)	Purchase

Subject to any applicable stock exchange requirements, the Issuer or any Subsidiary of the Issuer or any affiliate of the Issuer may at any time purchase Bonds in the open market or otherwise at any price. Any purchase by tender shall be made available to all Bondholders alike.

(f)	Cancellation

All Bonds which are redeemed or in respect of which Conversion Rights are exercised and all Bonds purchased by the Issuer or any affiliate of the Issuer will be cancelled and may not be reissued or resold.

8.	PAYMENTS

(a)	Principal

Payment of the principal in respect of the Bonds and accrued interest payable on a redemption of the Bonds other than on an Interest Payment Date will be made to the persons shown in the Register at the close of business on the Record Date and subject to the surrender of the Bonds at the specified office of the Registrar or of any of the Paying, Transfer and Conversion Agents.

(b)	Interest and other Amounts

(i)	Payments of interest due on an Interest Payment Date will be made to the persons shown in the Register at close of business on the Record Date.

(ii)	Payments of all amounts other than as provided in Conditions 8(a) and (b)(i) will be made as provided in these Conditions.

(c)	Record Date

“Record Date” means the seventh Business Day before the due date for the relevant payment.

(d)	Payments

Each payment in respect of the Bonds pursuant to Condition 8(a) and (b)(i) will be made by rand cheque drawn on a branch of a bank in Johannesburg mailed to the holder of the relevant Bond at his address appearing in the Register. However, upon application by the holder to the specified office of the Registrar or any Paying, Transfer and Conversion Agent not less than 15 days before the due date for any payment in respect of a Bond, such payment may be made by transfer to a rand account maintained by the payee with a bank in Johannesburg.

Where payment is to be made by cheque, the cheque will be mailed, on the business day preceding the due date for payment or, in the case of payments referred to in Condition 8(a), if later, on the business day on which the relevant Bond is surrendered as specified in Condition 8(a) (at the risk and, if mailed at the request of the holder otherwise than by ordinary mail, expense of the holder).

(e)	Payments subject to fiscal laws

All payments in respect of the Bonds are subject in all cases to any applicable fiscal or other laws and regulations. No commissions or expenses shall be charged to the Bondholders in respect of such payments.

(f)	Delay in payment

Bondholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due (i) as a result of the due date not being a business day, (ii) if the Bondholder is late in surrendering the relevant Bond or (iii) if a cheque mailed in accordance with this Condition arrives after the date for payment.

(g)	Business Days

In this Condition, “business day” means any day (other than a Saturday or Sunday) on which banks and foreign exchange markets are open for business in Johannesburg and, in the case of presentation or surrender of a Bond, in the place of the specified office of the Registrar or relevant Paying, Transfer and Conversion Agent, to whom the relevant Bond is presented or surrendered.

(h)	Agents, etc.

The initial Paying, Transfer and Conversion Agents and the Registrar and their initial specified offices are listed below. The Issuer reserves the right under the Paying, Transer and Conversion Agency Agreement at any time, with the prior written approval of the Trustee, to vary or terminate the appointment of any Paying, Transfer and Conversion Agent or the Registrar and appoint additional or other Paying, Transfer and Conversion Agents or another Registrar, provided that it will (i) maintain a Principal Paying, Transfer and Conversion Agent, (ii) maintain Paying, Transfer and Conversion Agents having specified offices in at least two major European cities including, so long as the Bonds are admitted to the Official List of the UK Listing Authority and admitted to trading by the London Stock Exchange and the rules of the UK Listing Authority or the London Stock Exchange so require, a Paying, Transfer and Conversion Agent having a specified office in London and (iii) if European Council Directive 2003/48 EC or any other Directive implementing the conclusions of the ECOFIN Council Meeting of 26–27 November 2000 is brought into force, maintain a Paying, Transfer and Conversion Agent in an EU Member State that will not be obliged to withhold or deduct tax pursuant to the EU Savings Tax Directive and (iv) a Registrar with a specified office outside the United Kingdom. Notice of any change in the Paying, Transfer and Conversion Agents or the Registrar or their specified offices will promptly be given by or on behalf of the Issuer to the Bondholders in accordance with Condition 17 and to the Trustee.

(i)	Fractions

When making payments to Bondholders, if the relevant payment is not of an amount which is a whole multiple of the smallest unit of the relevant currency in which such payment is to be made, such payment will be rounded down to the nearest unit.

9.	TAXATION

All payments by or on behalf of the Issuer in respect of the Bonds shall be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of a Tax Jurisdiction unless such withholding or deduction is required by law. In that event (but without limiting Condition 7(b)) the Issuer shall pay such amounts (“Additional Amounts”) as shall result in receipt by the Bondholders of such amounts as would have been received by them had no such withholding or deduction been required, except that no such Additional Amounts shall be payable with respect to any Bond:

(a)	to, or to a third party on behalf of, a holder where such taxes, duties, assessments or governmental charges in respect of such Bond are payable by reason of his having or having had some connection with the relevant Tax Jurisdiction other than the mere holding of the Bond or

(b)	to, or to a third party on behalf of, a holder who could lawfully avoid (but has not so avoided) such deduction or withholding by complying or procuring that any third party complies with any statutory requirements or by making or procuring that any third party makes a declaration or non-residence or other similar claim for exemption to any relevant tax authority or

(c)	presented for payment more than 30 days after the Relevant Date except to the extent that the holder of it would have been entitled to such Additional Amounts on presenting it for payment on the thirtieth day or

(d)	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26–27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive or

(e)	presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Bond to another Paying and Conversion Agent in a Member State of the European Union.

References in these Conditions to “principal” and/or “interest” shall be deemed to include any Additional Amounts that may be payable under this Condition 9 or under any obligations undertaken in addition thereto or in substitution therefor pursuant to the Trust Deed.

10.	EVENTS OF DEFAULT

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution of the Bondholders shall (subject in each case to being indemnified to its satisfaction), give notice to the Issuer that the Bonds are, and they shall accordingly thereby immediately become, due and repayable at their principal amount together with accrued interest if any of the following events (each an “Event of Default”) shall have occurred:

(a)	Non-payment

The Issuer fails to pay any interest or other amount in respect of the Bonds when due and such failure continues for a period of 7 days or

(b)	Breach of Other Obligations

The Issuer does not perform or comply with any one or more of its other obligations under the Bonds or the Trust Deed (other than any obligation for the payment of any interest or any other amount in respect of the Bonds) or, if any event occurs or any action is taken or fails to be taken which is (or but for a provision of applicable law would be) a breach of any of the undertakings contained in Condition 11, which default or breach is incapable of remedy or, if in the opinion of the Trustee capable of remedy, is not in the opinion of the Trustee remedied within 30 days (or such longer period as the Trustee may permit) after written notice of such default or breach shall have been given to the Issuer by the Trustee requiring the same to be remedied or

(c)	Cross-Default

Any other indebtedness of the Issuer or any of its Material Subsidiaries (other than indebtedness owing to another company within the Group) is or is declared to be due and payable before its agreed or normal maturity by reason of any default, event of default or the like (however described) or is not paid when due or within any applicable grace period in any agreement relating to that indebtedness or, as a result of any default, event of default or the like (however described), any facility relating to any such indebtedness is or is declared to be cancelled or terminated before its agreed or normal expiry date, or any person otherwise entitled to use any such facility is not entitled to do so. However, no Event of Default will occur under this paragraph (c) unless and until the aggregate amount of the indebtedness (whether of one or more of the Issuer and/or its Material Subsidiaries) in respect of which one or more of the events mentioned above in this paragraph (c) has or have occurred equals or exceeds the equivalent of ZAR100,000,000 (as reasonably determined by the Trustee) or

(d)	Insolvency

The Issuer or any of its Material Subsidiaries is unable to pay its debts, suspends or threatens to suspend payment of all or a material part of (or of a particular type of) its indebtedness, commences negotiations or takes any other step with the view to the deferral, rescheduling or other re-adjustment of all of (or all of a particular type of) its indebtedness (or of any part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or an arrangement or composition with or for the benefit of its creditors or a moratorium is agreed or declared in respect of or affecting all or a material part of (or a particular type of) the indebtedness of the Issuer and/or its Material Subsidiaries or

(e)	Enforcement Proceedings

An attachment, execution or other legal process is levied, enforced, issued or sued out on or against any material assets of the Issuer or any of its Material Subsidiaries and is not discharged or stayed within 30 days or such longer period as the Trustee may agree or

(f)	Security Enforceable

Any security on or over any material asset of any of the Issuer or any of its Material Subsidiaries becomes enforceable and any step (including the taking of possession or the appointment of a receiver, manager or similar person) is taken to enforce that security. The exercise of a lien arising solely by operation of law (or any agreement evidencing the same) in the ordinary course of business shall not constitute an Event of Default under this paragraph (f) if the indebtedness in respect of which that lien is being exercised either (i) has been due for less than 7 days, or (ii) is being contested in good faith by appropriate means or

(g)	Winding-up

If a resolution is taken by members of the Issuer or any of its Material Subsidiaries to voluntarily wind-up such company (except for the purpose of a reconstruction or an amalgamation on terms previously approved in writing by the Trustee or by an Extraordinary Resolution of the Bondholders) or if the Issuer or any of its Material Subsidiaries or any of their respective assets becomes subject to any liquidation or judicial management order, whether provisional or final, or if any trustee, liquidator, curator, judicial manager or any similar officer is appointed in respect of the Issuer or any of its Material Subsidiaries or any of their respective assets or

(h)	Nationalisation

Any step is taken by any person with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or a material part of the assets of the Issuer or any of its Material Subsidiaries or any of the securities of or issued by any of the Issuer or any of its Material Subsidiaries or

(i)	Consents

Any action, condition or thing (including the obtaining of any necessary consent) at any time required to be taken, fulfilled or done for any of the purposes of performing or maintaining any of these Conditions is not taken, fulfilled or done, or any such consent ceases to be in full force and effect without qualification or any condition in or relating to such consent is not complied with (unless that consent or condition is no longer required or applicable).

provided that, in the case of paragraph (b), in the case of the Issuer, and paragraphs (b) to (i) inclusive, in the case of any Material Subsidiary of the Issuer, the Trustee shall have certified that, in its opinion, such event is materially prejudicial to the interests of the Bondholders.

11.	UNDERTAKINGS

Whilst any Conversion Right remains exercisable, the Issuer will, save with the approval of an Extraordinary Resolution or with the prior written approval of the Trustee where, in the opinion of the Trustee, it is not materially prejudicial to the interests of the Bondholders to give such approval:

(i)	issue, register and deliver Shares on exercise of Conversion Rights in accordance with these Conditions and at all times keep available for issue free from pre-emptive or other similar rights out of its authorised but unissued ordinary share capital such number of Shares as would enable it to issue in full such number of Shares as are required to be issued by it upon exercise of Conversion Rights and all other rights of subscription and exchange for and conversion into Shares;

(ii)	not issue or pay up any Securities, in either case by way of capitalisation of profits or reserves, other than:

(A)	by the issue of fully paid Shares or other Securities to the Shareholders and other holders of shares in the capital of the Issuer which by their terms entitle the holders thereof to receive Shares or other Securities on a capitalisation of profits or reserves; or

(B)	by the issue of Shares paid-up in full out of profits or reserves (in accordance with applicable law) and issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a cash dividend; or

(C)	by the issue of fully paid equity share capital (other than Shares) to the holders of equity share capital of the same class and other holders of ordinary shares in the capital of the Issuer which by their terms entitle the holders thereof to receive equity share capital (other than Shares) on a capitalisation of profits or reserves, unless, in any such case, the same gives rise (or would, but for the provisions of Condition 6(g) relating to the carry forward of adjustments, give rise) to an adjustment to the Conversion Price;

(iii)	not in any way modify the rights attaching to the Shares with respect to voting, dividends or liquidation nor issue any other class of equity share capital carrying any rights which are more favourable than such rights but so that nothing in this Condition 11(b)(iii) shall prevent:

(A)	the issue of any equity share capital to employees or former employees or directors (including directors holding or formerly holding executive office or the personal service company of any such person) or their spouses or relatives, in each case, of the Issuer or any of its Subsidiaries or any associated companies of any such person or to any trustee or trustees for the benefit of any such person, in any such case, pursuant to any employees’ share or option scheme; or

(B)	any consolidation or subdivision of the Shares or the conversion of any Shares into stock or vice versa; or

(C)	any modification of such rights which is not, in the opinion of an Independent Financial Adviser materially prejudicial to the interests of the Bondholders; or

(D)	any alteration to the Articles of Association of the Issuer made in connection with the matters described in this Condition 11 or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of Securities, including Shares, dealt with under such procedures); or

(E)	any issue of equity share capital where the issue of such equity share capital results or would, but for the provisions of any other Condition, otherwise result in an adjustment of the Conversion Price; or

(F)	any issue of equity share capital or modification of rights attaching to the Shares where prior thereto the Issuer shall have instructed an Independent Financial Adviser, to determine what (if any) adjustments should be made to the Conversion Price as being fair and reasonable to take account thereof and such Independent Financial Adviser shall have determined either that no adjustment is required or that an adjustment to the Conversion Price is required and, if so, the new Conversion Price as a result thereof and the basis upon which such adjustment is to be made and, in any such case, the date on which the adjustment shall take effect (and so that the adjustment shall be made and shall take effect accordingly);

(iv)	procure that no Securities (whether issued by the Issuer or any Subsidiary of the Issuer or procured by the Issuer or any Subsidiary of the Issuer to be issued or issued by any other person pursuant to any arrangement with the Issuer or any Subsidiary of the Issuer) issued without rights to convert into, or exchange or subscribe for, Shares shall subsequently be granted such rights exercisable at a consideration per Share which is less than 95 per cent. of the Current Market Price per Share at the close of business on the last dealing day preceding the date of the announcement of the proposed inclusion of such rights unless the same gives rise (or would, but for the provisions of Condition 6(g) relating to the carry forward of adjustments, give rise) to an adjustment to the Conversion Price and that at no time shall there be in issue Shares of differing nominal values, save where such Shares have the same economic rights;

(v)	not make any issue, grant or distribution or take any other action if the effect thereof would be that, on the conversion of Bonds, Shares would (but for the provisions of Condition 6(e)) have to be issued at a discount to their nominal or par value or otherwise could not, under any applicable law then in effect, be legally issued as fully paid;

(vi)	not reduce its issued share capital, share premium account or capital redemption reserve or any uncalled liability in respect thereof or any non-distributable reserves except (A) pursuant to the terms of issue of the relevant share capital or (B) by means of a purchase or redemption of share capital of the Issuer, to the extent permitted by applicable law or (C) where the reduction does not involve any distribution of assets or (D) where the reduction results in (or would, but for the provisions of Condition 6(g) relating to the carry forward of adjustments, result in) an adjustment to the Conversion Price or (E) solely in relation to a change in the currency in which the nominal value of the Shares is expressed or (F) pursuant to or in connection with a Newco Scheme or a SpinOff or (G) by way of, or involving, a transfer to reserves under applicable law;

(vii)	if any offer is made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any parties acting in concert (as defined in section 440A of the South African Companies Act, 1973, or any modification or re-enactment thereof)) to acquire all or a majority of the issued ordinary share capital of the Issuer, or if a scheme (other than a Newco Scheme) is proposed with regard to such acquisition, give notice of such offer or scheme to the Trustee and the Bondholders at the same time as any notice thereof is sent to its Shareholders (or as soon as practicable thereafter) that details concerning such offer or scheme may be obtained from the specified offices of the Paying, Transfer and Conversion Agents and, where such an offer or scheme has been recommended by the Board of Directors of the Issuer or where such an offer has become or been declared unconditional in all respects, use its reasonable endeavours to procure that a like offer or scheme is extended to the holders of any Shares issued during the period of the offer or scheme arising out of the exercise of the Conversion Rights and/or to the holders of the Bonds;

(viii)	in the event of a Newco Scheme the Issuer shall take (or shall procure that there is taken) all necessary action to ensure that (to the satisfaction of the Trustee) immediately after completion of the scheme of arrangement (a) such amendments are made to these Conditions and the Trust Deed as are necessary, in the opinion of the Trustee, to ensure that the Bonds may be converted into or exchanged for ordinary shares in Newco mutatis mutandis in accordance with and subject to these Conditions and the Trust Deed and (b) the ordinary shares of Newco are:

(a)	admitted to listing on the JSE or

(b)	admitted to the official list of the UK Listing Authority and admitted to trading on the London Stock Exchange plc or

(c)	admitted to listing on another regulated, regularly operating, recognised stock exchange or securities market;

(ix)	use reasonable endeavours to ensure that the Shares issued upon conversion of the Bonds will be admitted to listing and trading on the Relevant Stock Exchange and such Shares will be admitted to listing and trading or quoted or admitted to or accepted for dealing in on any other stock exchange or securities market on which the Shares may then be admitted to listing and trading or quoted or admitted to or accepted for dealing.

As used in these Conditions, “equity share capital” has the meaning given to it in section 1 of the South African Companies Act, 1973.

12.	PRESCRIPTION

Claims against the Issuer for payment in respect of the Bonds shall be prescribed and become void unless made within 10 years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect of such payment and thereafter any principal, interest or other sums payable in respect of such Bonds shall be forfeited and revert to the Issuer.

Claims in respect of any other amounts payable in respect of the Bonds shall become void unless made within 10 years following the due date for payment thereof.

13.	REPLACEMENT OF BONDS

If any Bond is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Paying, Transfer and Conversion Agent in London for the time being subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Bonds must be surrendered before replacements will be issued.

14.	MEETINGS OF BONDHOLDERS, MODIFICATION AND WAIVER

(a)	Meetings of Bondholders

The Trust Deed contains provisions for convening meetings of Bondholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Conditions or any provisions of the Trust Deed. Such a meeting may be convened by the Issuer or the Trustee and shall be convened by the Issuer if required in writing by Bondholders holding not less than 10 per cent. in principal amount of the Bonds for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution will be one or more persons holding or representing a clear majority in principal amount of the Bonds for the time being outstanding, or at any adjourned meeting one or more persons being or representing Bondholders whatever the principal amount of the Bonds so held or represented, unless the business of such meeting includes consideration of proposals, inter alia, (i) to modify the maturity of the Bonds or the dates on which interest is payable in respect of the Bonds, (ii) to reduce or cancel the principal amount, or interest on, the Bonds, (iii) to increase the Conversion Price other than in accordance with these Conditions, (iv) to change the currency of any payment in respect of the Bonds, (v) to modify or vary the Conversion Rights in respect of the Bonds, or (vi) to modify the provisions concerning the quorum required at any meeting of Bondholders or the majority required to pass an Extraordinary Resolution, in which case the necessary quorum will be one or more persons holding or representing not less than two-thirds, or at any adjourned meeting not less than one-third, in principal amount of the Bonds for the time being outstanding. Any Extraordinary Resolution duly passed shall be binding on Bondholders (whether or not they were present at the meeting at which such resolution was passed).

(b)	Modification and Waiver

The Trustee may agree, without the consent of the Bondholders, to (i) any modification of any of the provisions of the Trust Deed, any trust deed supplemental to the Trust Deed, the Agency Agreement, any agreement supplemental to the Agency Agreement, the Bonds or these Conditions which in the Trustee’s opinion is of a formal, minor or technical nature or is made to correct a manifest or (in the opinion of the Trustee) proven error or to comply with mandatory provisions of law, and (ii) any other modification to the Trust Deed, any trust deed supplemental to the Trust Deed, the Agency Agreement, any agreement supplemental to the Agency Agreement, the Bonds or these Conditions (except as mentioned in the Trust Deed), and any waiver or authorisation of any breach or proposed breach, of any of the provisions of the Trust Deed, any trust deed supplemental to the Trust Deed, the Agency Agreement, any agreement supplemental to the Agency Agreement, the Bond or these Conditions which is, in the opinion of the Trustee, not materially prejudicial to the interests of the Bondholders. The Trustee may, without the consent of the Bondholders, determine that an Event of Default or a Potential Event of Default (as defined in the Trust Deed) should not be treated as such, provided that in the opinion of the Trustee, the interests of Bondholders will not be materially prejudiced thereby. Any such modification, authorisation or waiver shall be binding on the Bondholders and, if the Trustee so requires, such modification shall be notified to the Bondholders promptly in accordance with Condition 17.

(c)	Substitution

The Trustee may, without the consent of the Bondholders, agree with the Issuer to the substitution in place of the Issuer (or any previous substitute under this paragraph) as the principal debtor under the Bonds and the Trust Deed of any Subsidiary of the Issuer or (in the case of a Newco Scheme) of Newco, subject to (i) (other than in the case of a Newco Scheme) the Bonds becoming unconditionally and irrevocably guaranteed by the Issuer the Bonds (other than in the case of a Newco Scheme), continuing to be convertible or exchangeable into Shares as provided in these Conditions or (in the case of a Newco Scheme) being convertible or exchangeable into ordinary shares in Newco mutatis mutandis as provided in these Conditions, with such amendments as the Trustee shall consider appropriate, (ii) the Trustee being satisfied that the interests of the Bondholders will not be materially prejudiced by the substitution, and (iii) certain other conditions set out in the Trust Deed being complied with. In the case of such a substitution the Trustee may agree, without the consent of the Bondholders, to a change of the law governing the Bonds and/or the Trust Deed provided that such change would not in the opinion of the Trustee be materially prejudicial to the interests of the Bondholders. Any such substitution shall be binding on the Bondholders and shall be notified promptly to the Bondholders in accordance with Condition 17.

(d)	Entitlement of the Trustee

In connection with the exercise of its functions (including but not limited to those referred to in this Condition) the Trustee shall have regard to the interests of the Bondholders as a class and, in particular but without limitation, shall not have regard to the consequences of the exercise of its trusts, powers or discretions for individual Bondholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory, and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim, from the Issuer or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Bondholders.

15.	ENFORCEMENT

The Trustee may at any time, at its discretion and without notice, take such proceedings against the Issuer as it may think fit to enforce the provisions of the Trust Deed and the Bonds, but it shall not be bound to take any such proceedings or any other action in relation to the Trust Deed or the Bonds unless (i) it shall have been so directed by an Extraordinary Resolution of the Bondholders or so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding, and (ii) it shall have been indemnified to its satisfaction. No Bondholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

16.	THE TRUSTEE

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including relieving it from taking proceedings unless indemnified to its satisfaction. The Trustee is entitled to enter into business transactions with the Issuer and any entity related to the Issuer without accounting for any profit resulting therefrom. The Trustee may rely without liability to Bondholders on a report, confirmation or certificate of any accountants, financial advisers or investment bank, whether or not addressed to it and whether their liability in relation thereto is limited (by its terms or by any engagement letter relating thereto entered into by the Trustee or in any other manner) by reference to a monetary cap, methodology or otherwise. The Trustee shall be obliged to accept and be entitled to rely on any such report, confirmation or certificate where the Issuer procures delivery of the same pursuant to its obligation to do so under a condition hereof and such report, confirmation or certificate shall be binding on the Issuer, the Trustee and the Bondholders in the absence of manifest or proven error.

17.	NOTICES

All notices regarding the Bonds will be valid if published in one leading daily newspaper in the United Kingdom (which is expected to be the Financial Times) or, if this is not possible, in one other leading English language daily newspaper with general circulation in Europe. The Issuer shall also ensure that all notices are duly published in a manner which complies with the rules and regulations of any stock exchange or other relevant authority on which the Bonds are for the time being listed. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication or, if required to be published in more than one newspaper, on the date of the first such publication in all the required newspapers. If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to have been given on such date, as the Trustee may approve.

Where the Bonds are represented by the Global Bond and the Global Bond is held on behalf of a clearing system, notices to Bondholders shall be given by delivery of the relevant notice to that clearing system for communication by it to entitled Accountholders in substitution for publication in a leading newspaper.

“Accountholder” means a person who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg (other than Clearstream, Luxembourg, if Clearstream, Luxembourg shall be an accountholder of Euroclear, and Euroclear, if Euroclear should be an accountholder of Clearstream, Luxembourg) as the holder of a particular principal amount of Bonds and in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the principal amount of the Bonds standing to the account of any person shall be conclusive and binding for all purposes.

18.	FURTHER ISSUES

The Issuer may from time to time without the consent of the Bondholders create and issue further notes, bonds or debentures either having the same terms and conditions in all respects as the outstanding notes, bonds or debentures of any series (including the Bonds) (or in all respects except for the first payment of interest on them and so that such further issue shall be consolidated and form a single series with the outstanding notes, bonds or debentures of any series (including the Bonds)) or upon such terms as to interest, conversion, premium, redemption and otherwise as the Issuer may determine at the time of their issue. Any further notes, bonds or debentures forming a single series with the outstanding notes, bonds or debentures of any series (including the Bonds) constituted by the Trust Deed or any deed supplemental to it shall, and any other notes, bonds or debentures may, with the consent of the Trustee, be constituted by a deed supplemental to the Trust Deed. The Trust Deed contains provisions for convening a single meeting of the Bondholders and the holders of notes, bonds or debentures of other series in certain circumstances where the Trustee so decides.

19.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No person shall have any right to enforce any term or condition of the Bonds under the Contracts (Rights of Third Parties) Act 1999.

20.	GOVERNING LAW AND JURISDICTION

(a)	Governing Law

The Trust Deed, the Paying, Transfer and Conversion Agency Agreement and the Bonds are governed by, and shall be construed in accordance with, English law.

(b)	Jurisdiction

The courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Trust Deed and the Bonds and accordingly any legal action or proceedings arising out of or in connection with the Trust Deed or the Bonds

(“Proceedings”) may be brought in such courts. The Issuer has in the Trust Deed irrevocably submitted to the jurisdiction of such courts and has waived any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. These submissions are made for the benefit of the Trustee and each of the Bondholders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

(c)	Agent for Service of Process

The Issuer has irrevocably appointed St James’s Corporate Services Limited at 6, St James’s Place, London SW1A 1NP as its agent in England to receive service of process in any Proceedings in England. Nothing herein or in the Trust Deed shall affect the right to serve process in any other manner permitted by law.

USE OF PROCEEDS

The net proceeds of the issue of the Bonds are expected to amount to approximately ZAR1,650,000,000 (rounded down) and will be used to refinance Harmony’s existing South African Rand short-term debt.

HARMONY GOLD MINING COMPANY LIMITED

CAPITALISATION AND INDEBTEDNESS

The following table sets out the unaudited consolidated capitalisation and indebtedness of Harmony as at 31 March 2004, which has been extracted without material adjustments from the unaudited management accounts for the nine months ended 31 March 2004. The table has not been adjusted to reflect the issue of the Bonds:

As at 31 March 2004
(ZAR millions)
(unaudited)
Shareholders’ funds
Share capital – ordinary shares of ZAR 0.50 each	14,678
(Issued 258,469,684 shares)
Other reserves	(376)
Retained earnings	1,637
Minority interests	147
Total short-term debt	322
Total long-term debt	2,795
Total debt (a)	3,117
Total capitalisation and indebtedness (b), (c)	19,203

Notes:

(a)	Total debt, of which ZAR140 million was guaranteed, included secured loans of ZAR1,589 million and unsecured loans of ZAR1,528 million.

(b)	Disclosure in respect of contingent liabilities and guarantees is made under the heading “Commitments and Contingencies” on page F–34.

(c)	Save for the Ordinary Share issues referred to in “General Information – Changes in the issued share capital” below, there has been no material change in the authorised and issued share capital, consolidated capitalisation, indebtedness, contingent liabilities or guarantees of Harmony Gold Mining Company Limited since 31 March 2004.

The above figures exclude cash at bank of ZAR2,337 million and current assets investments and short-term deposits of ZAR908 million. The current asset investments and short-term deposits total included ZAR13,000 held by the Harmony Group’s insurance subsidiaries. ZAR13,000 of the insurance subsidiaries’ balances were available for the general purposes of the Harmony Group.

BUSINESS

INTRODUCTION

Harmony and its subsidiaries conduct underground and surface gold mining and related activities, including exploration, processing, smelting and refining. Harmony expects to become the largest producer of gold in South Africa in fiscal year 2004, producing some 30 per cent. of the country’s gold, and the fifth largest gold producer in the world. As at 30 June 2003, Harmony’s mining operations reported total proven and probable reserves of approximately 50.0 million ounces, which includes ounces attributable to Abelle Limited (“Abelle”) and Harmony’s 50 per cent. interest in ArmGold/Harmony Freegold Joint Venture Company (Pty) Limited (the “Free Gold Company”).

In fiscal year 2003, Harmony processed approximately 31.128 million tons of ore and sold 2,943,830 ounces of gold, which includes Harmony’s 50 per cent. interest in the sales by the Free Gold Company.

The gold market is relatively deep and liquid, with the price of gold generally quoted in U.S. dollars. The demand for gold is primarily for fabrication purposes and bullion investment. The purchase and sale of gold takes place around the globe in all sizes and forms.

Harmony’s principal mining operations are located in South Africa and Australia.

Harmony conducts its mining operations through various subsidiaries. As of 31 March 2004, Harmony’s significant subsidiaries were Randfontein Estates Limited, ArmGold/Harmony Freegold Joint Venture Company (Pty) Ltd, ArmGold Limited, Evander Gold Mines Limited, Kalahari Goldridge Mining Company Ltd, Lydenburg Exploration Limited, Abelle Limited and Harmony Gold (Australia) (Pty) Limited. Randfontein Estates Limited and Evander Gold Mines Limited are wholly-owned direct subsidiaries incorporated in South Africa. Harmony Gold (Australia) (Pty) Limited is a wholly-owned direct subsidiary of Harmony incorporated in Australia and Harmony currently holds 87% in Abelle. Harmony has made an offer to purchase the remaining outstanding shares in Abelle from its minority shareholders.

In addition, Harmony has made several strategic investments in mining companies within and outside South Africa. In December 2001, Harmony acquired ordinary shares representing approximately 31.8 per cent. of the outstanding share capital of Bendigo Mining NL (“Bendigo”), a single project Australian gold mining development company. Harmony has also acquired and subsequently sold, at a pre-tax gain of US$92 million and US$7 million, respectively, ordinary shares in Highland Gold Mining Limited (“Highland Gold”), a privately held company organised under the laws of Jersey, Channel Islands, and High River, a company organised under the laws of Ontario, Canada. See “Significant Changes – Acquisitions and Disposals”.

In South Africa, Harmony and its subsidiaries (excluding the Free Gold Company) have nine operating shafts in the Free State Province, five operating shafts at Evander in the Mpumalanga Province, four operating shafts at Randfontein in the Gauteng Province, an open cast mine at Kalgold in the North West Province, and two production shaft units at Elandskraal in the North West and Gauteng provinces consisting of six shafts (two of which are sub-vertical shafts). The Free Gold Company (in which Harmony had a 50 per cent. interest as of the end of fiscal 2003 and which became a wholly-owned subsidiary of Harmony since the merger with African Rainbow Minerals Gold (“ARMgold”) was concluded on 22 September 2003) has eleven operating shafts in the Free State Province.

Harmony’s Australian operations include two operations in Western Australia: Mt. Magnet (acquired in the Hill 50 transaction) and South Kalgoorlie (including Jubilee, acquired in the New Hampton transaction, and New Celebration, acquired in the acquisition of Hill 50 Limited). Underground and surface mining is conducted at each of these Australian operations, with underground access through two declines at Mt. Magnet and one decline at South Kalgoorlie and surface access principally through open pits.

In fiscal 2003, the combined gold sales of Harmony (including Abelle, but excluding the Free Gold Company) were 2,366,116 ounces. During Harmony’s fiscal 2003, sales from the Free Gold assets amounted to 1,155,428 ounces of gold, of which 577,714 was attributable to Harmony. Because Harmony equity accounts for its 50 per cent. interest in the Free Gold Company, sales from the Free Gold assets are not included in Harmony’s sales figures in this Offering Circular. For more information on Harmony’s consolidation policy, see note 1 to the consolidated financial statements.

Ore from the shafts and surface material are treated at fourteen metallurgical plants in South Africa (three at the Free State operations, two at Elandskraal, two at Evander, two at Randfontein, one at Kalgold and four at the Free Gold Company) and at three metallurgical plants in Australia (one at Mt. Magnet and two at South Kalgoorlie). Harmony received regulatory approval in 1997 to market its own gold, a function that was previously the sole preserve of the South African Reserve Bank. A refinery was commissioned by Harmony during fiscal 1997 in the Free State Province at South Africa. Harmony increased the capacity of this refinery in fiscal 2002, as a result of which Harmony has the capacity to refine all of its gold produced in South Africa.

HISTORY

Commercial gold mining in South Africa evolved with the establishment of various mining houses at the beginning of the 1900s by individuals who bought and consolidated blocks of claims until sufficient reserves could be accumulated to sustain underground mining. The mines were then incorporated, but it was not the practice of the founding mining house to retain a majority shareholding. Instead, the mining house would enter into a management agreement with the mine pursuant to which the mining house would carry out certain managerial, administrative and technical functions pursuant to long-term contracts. Fees were generally charged based on revenues, working costs or capital expenditures, or a combination of all three, without regard to the cost or the level of services provided.

Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August, 1950 and was operated as a mining operation with the mining house Randgold & Exploration Company Limited or Randgold retaining the management agreement. In late 1994, Randgold cancelled the management agreement and entered into a service agreement with Harmony to supply executive and administrative services at market rates. In 1997, Harmony and Randgold terminated their service agreement and Harmony began operating as a completely independent gold mining company.

Harmony’s operations have grown significantly since 1995. Since 1995, Harmony has expanded from a lease-bound mining operation into an independent, world-class gold producer. Harmony increased its gold sales from 650,312 ounces of gold in fiscal 1995 to 2,943,830 ounces of gold in fiscal 2003. These figures reflect 50 per cent. of the sales by the Free Gold Company during fiscal year 2003, which are not included in product sales for accounting purposes.

In fiscal 2003, approximately 79 per cent. of Harmony’s gold production took place in South Africa and 21 per cent. in Australia. In fiscal 2003, approximately 73 per cent. of Harmony’s gold came from underground mines and 27 per cent. came from its surface mines.

South African Operations

Harmony acquired additional mineral rights in the Free State, Mpumulanga, Gauteng and North West provinces in South Africa when it acquired Lydex in 1997, Evander in 1998, Kalgold3 in 1999 and Randfontein in 2000.

On 31 January 2001, Harmony entered into an agreement with AngloGold Limited (“AngloGold”) to purchase the assets and liabilities of the Elandskraal mines from AngloGold for approximately Rand 1 billion. Harmony launched and priced an issue of senior unsecured fixed rate bonds in an aggregate principal amount of R1.2 billion (US$149.3 million), with a semi-annual interest payable at a rate of 13 per cent. per annum. These bonds are repayable on 14 June 2006, subject to early redemption at Harmony’s option. The bonds are listed on the Bond Exchange of South Africa. The bonds were issued to settle existing debt and to fund the purchase of Elandskraal and New Hampton Goldfields Limited.

On 21 November 2001, Harmony and ARMgold, reached an agreement in principle with AngloGold to purchase the Free Gold assets, subject to specified conditions. Pursuant to the subsequently executed definitive agreements, the Free Gold assets were purchased by the Free Gold Company (in which Harmony and ARMgold each has a 50 per cent. interest) for Rand 2.2 billion (US$206.8 million at an exchange rate of R10.64 per US$1.00), plus an amount equal to any liability for taxes payable by AngloGold in connection with the sale. For purposes of U.S. GAAP, Harmony equity accounted for its interest in the Free Gold Company with effect from 1 May 2002 and the purchase price of the Free Gold assets was determined to be Rand 2.264 billion. In September 2003, Harmony and ARMgold completed a merger. See “Significant Changes – Acquisitions and Disposals.”

In connection with the acquisition of the Free Gold assets, Harmony and ARMgold entered into a formal joint venture and shareholders’ agreement relating to the Free Gold Company. The agreement provides that Harmony and ARMgold are each responsible for 50 per cent. of the expenses associated with operating the Free Gold assets. The FreeGold operations are now wholly-owned by Harmony following the merger with ARMgold which was completed on 22 September 2003. See “Significant Changes – Acquisitions and Disposals.”

On May 24, 2002, Harmony, ARMgold and Gold Fields Limited, through its subsidiary, St. Helena Gold Mines Limited, announced that an agreement in principle had been reached under which St. Helena Gold Mines Limited would sell the St. Helena gold mining assets to the Free Gold Company for Rand 120 million (US$13.7 million), plus a royalty equal to one percent of revenue for a period of 48 months beginning on the effective date of the sale. The sale was completed on 30 October 2002, and the Free Gold Company assumed management control on that date.

During fiscal 2003, Harmony and ARMgold formed a joint venture company, Clidet No 454 (Proprietary) Limited (“Clidet”). Both companies own 50 per cent. of Clidet’s outstanding share capital. On 2 May 2003, Harmony and ARMgold announced details of Clidet’s acquisition from Anglo American Plc (“Anglo”) of 34.5 per cent. of Avmin Limited (“Avmin”) outstanding share capital. Based on a value of R43.50 per share, the transaction is valued at Rand 1.687 billion and was paid for in cash, which was funded by a long-term loan from Nedcor Bank, repayable by November, 2004. For a description of current restructuring involving Avmin following the Harmony merger with ARMgold, see “Business – Significant Changes.”

Australian Operations

Harmony presently conducts Australian operations through three acquired Australian gold mining companies: New Hampton Goldfields Limited (“New Hampton”), acquired with effect from 1 April 2001, Hill 50 Limited (“Hill 50”), acquired with effect from 1 April 2002 and Abelle, acquired with effect from 1 May 2003.

On 19 December 2000, Harmony announced that it had agreed to purchase 19.99 per cent. of New Hampton ordinary shares from Normandy Mining and made an offer for all of the outstanding ordinary shares of New Hampton. The total cash bid valued New Hampton at approximately A$56.3 million (R228.2 million at an exchange rate of R4.05 per A$1.00, or $28.5 million at an exchange rate of R8.00 per $1.00). This offer closed on 12 July 2001, at which time Harmony had acquired 96.2 per cent. of New Hampton’s shares and 95 per cent. of New Hampton’s warrants. Harmony subsequently completed a compulsory acquisition of the remaining shares and warrants.

On 11 December 2001, Harmony commenced a conditional cash offer for all of the outstanding ordinary shares and listed options of Hill 50. The total cash bid valued Hill 50 at approximately A$233 million (R1.419 billion at an exchange rate of R6.09 per A$1.00, or $124.8 million at an exchange rate of R11.37 per $1.00). The offer closed on 3 May 2002, at which time shareholders holding 98.57 per cent. of Hill 50’s shares and 98.76 per cent. of Hill 50’s listed options had accepted Harmony’s offer and this offer had become unconditional. Harmony subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange. Harmony financed the Hill 50 offer from existing cash resources and borrowings, including a syndicated loan facility entered into on 28 February 2002, with Citibank, N.A., as lead arranger. In an effort to increase efficiency and reduce corporate expenditures, in the quarter ended 30 June 2002 Harmony integrated New Hampton’s Jubilee operations with Hill 50’s New Celebration operations to form the South Kalgoorlie operations and combined the corporate offices of New Hampton and Hill 50 in Perth. With effect from 1 April 2002, Harmony reports the New Hampton and Hill 50 operating results together within an “Australian Operations” segment.

On 26 February 2003, Harmony announced that it would subscribe for new shares in Abelle Limited (“Abelle”) and the intention to make a public offer for ordinary shares and options in Abelle for A$0.45 per ordinary share and A$0.30 per option. The offer closed on 26 March 2003, and as at 30 June 2003, Harmony owned 87 per cent. of Abelle’s outstanding shares and 65 per cent. of the listed options which were acquired for a total consideration of $105.4 million. Harmony has made an offer to purchase the remaining outstanding shares in Abelle from its minority shareholders. Abelle is an Australian company listed on the Australian Stock Exchange, with interests in mining and exploration projects in Australia and Papua New Guinea. From 1 May 2003, Harmony reports the results of Abelle, together with those of New Hampton and Hill 50 in the “Australian Operations” segment.

Harmony made its first investment in the Australian gold mining industry in February 2000, by acquiring a stake in Goldfields (Australia), an independent gold production and exploration company. As of September 2001, Harmony’s stake in Goldfields Limited (Australia) was approximately 22.96 per cent. Effective 31 December 2001, Delta Gold Limited, or Delta, completed a merger with Goldfields Limited (Australia). In connection with the merger, holders of Delta shares received 187 Goldfields Limited (Australia) shares in exchange for every 200 Delta shares held. Harmony’s stake in Goldfields Limited (Australia) following the merger was diluted to approximately 9.8 per cent. In February 2002, Goldfields (Australia) changed its name to AurionGold Limited. On 25 May 2002, Harmony and Placer Dome entered into an agreement under which Harmony accepted Placer Dome Inc’s offer to acquire all of Harmony’s interest in AurionGold Limited. As a result of this transaction, Harmony obtained a 1.9 per cent. interest in Placer Dome Inc which was disposed of during fiscal 2003.

On 25 September 2001, Harmony announced that it had reached an agreement in principle with Bendigo, to acquire 294 million shares of Bendigo for a total purchase price of approximately A$50 million (R292 million at an exchange rate of R5.84 per A$1.00, or $22.8 million at an exchange rate of R12.80 per $1.00). On 13 December 2001, shareholders of Bendigo approved this subscription and Harmony acquired ordinary shares representing approximately 31.8 per cent. of the outstanding share capital of Bendigo. On that date, Harmony was also granted options to acquire 360 million additional shares of Bendigo at any time before 31 December 2003, at a price of A$0.30 per share for a maximum consideration of A$108 million (R630.7 million at an exchange rate of R5.84 per A$1.00, or $72.2 million). Bendigo is a single project Australian gold mining development company that controls the New Bendigo Gold Project in the historic Bendigo goldfields. Bendigo controls all of the mining and exploration rights beneath and in the vicinity of the city of Bendigo in Victoria. Bendigo has reported that it is using the funds it received from Harmony’s investment in a project with the goal of developing and bringing into production a high grade, mechanised underground mine. Harmony will decide whether to exercise the options mentioned above as soon as a proper evaluation has been carried out of the feasibility study prepared by the Bendigo board on the project. The preparation of the feasibility study and its evaluation is currently in progress, with final reserve estimates expected in late December. The exercise price of the options is currently significantly higher than the levels at which the share price has been trading recently. The board of Bendigo has indicated that they will pursue other funding options should Harmony not exercise its option.

Canadian Operations

In 1998, Harmony acquired its first production facility outside South Africa by purchasing the mining assets in the Bissett area of Manitoba in Canada from the liquidators of the Rea Gold Corporation (“Bissett”). In fiscal 2001, due to the mining operations being uneconomical at then-current gold prices, Harmony decided to suspend production at the Bissett mine, and placed the operations on a care and maintenance program during the quarter ended 30 September 2001. Harmony’s shareholding in Harmony Gold (Canada) Inc (“Harmony Canada”) was sold to San Gold Resources Corporation (“San Gold”), Gold City Industries Ltd. (“Gold City”), and Rice Lake Joint Venture Inc. (“Rice Lake”) for US$7,625,000 during March 2004. See “Significant Changes – Acquisitions and Disposals.”

Strategic Investments

Harmony merged with ARMgold in September 2003. For a description of the merger and other recent developments since 30 June 2003, see “Significant Changes – Acquisitions and Disposals.”

On 12 August 2003, Randfontein Estates Limited (“Randfontein”), a wholly-owned subsidiary of Harmony, implemented an agreement with Africa Vanguard Resources (Proprietary) Limited (“Africa Vanguard”), pursuant to which Randfontein sold 26 per cent. of its mineral rights in respect of the Doornkop Mining Area to Africa Vanguard for a purchase price of R250 million plus VAT.

On 26 February 2003, Harmony announced that it had agreed to subscribe for new shares in, and intended to make a public takeover offer for, Australian listed gold producer Abelle Limited. The offer closed on 26 March 2003 and Harmony acquired 87 per cent. of the shares and 65 per cent. of the listed options in Abelle. The total consideration payable was A$151 million or US$98 million. On 30 June 2003, at a share price of A$1.10 per share, Harmony’s investment was valued at US$127 million. Due to some of the minority shareholders exercising their options, Harmony’s interest was diluted to 84.57 per cent. of Abelle shares and 63.18 per cent. of Abelle options in the quarter ended 30 September 2003. Harmony has subsequently made an offer to the minority shareholders in Abelle to purchase their shares.

On 15 July 2003, Harmony announced that it had entered into an agreement with Anglo South Africa (Pty) Limited (“Anglo SA”) whereby it would acquire 77,540,830 ordinary shares in Avgold Limited (“Avgold”), in exchange for 6,960,964 new Harmony ordinary shares issued to Anglo SA. See “Significant Changes – Acquisitions and Disposals.”

On 31 May 2002, Harmony acquired ordinary shares representing approximately 25 per cent. of the outstanding share capital of Highland Gold for a purchase price of US$18.9 million. Following a further issue of Highland Gold shares to Harmony in June 2003 increasing Harmony’s interest to approximately 32.5 per cent. of Highland Gold’s outstanding share capital, Highland Gold completed an initial public offering on the Alternative Investment Market of the London Stock Exchange during December 2002. Following the completion of the initial public offering, Harmony’s aggregate interest in Highland Gold’s outstanding share capital was 31.7 per cent.. Harmony disposed of its investment in Highland Gold on October 14, 2003, for approximately US$119.0 million in cash, and realised a pre tax gain of approximately US$92.0 million.

On 22 November 2002, Harmony purchased approximately 21 per cent. of the outstanding share capital of High River for a total purchase price of US$14.5 million. High River is a company organised under the laws of Ontario, Canada that is listed on the Toronto Stock Exchange and holds gold mining assets in Russia, Canada and West Africa. Harmony disposed of its investment in High River on 17 October 2003, for approximately US$22.5 million in cash, and realised a pre tax gain of approximately US$7.0 million.

On 7 November 2003 Abelle announced that it had entered into negotiations with Legend Mining Limited, whereby Legend has offered to purchase Abelle’s 100 per cent. legal and beneficial interest in the Gidgee gold project for a consideration of A$6.5 million (subject to certain adjustments) comprising approximately 600 square kilometres of mining and exploration tenements together with project infrastructure including the CIP gold treatment plant, haul roads and access infrastructure, underground mine and associated infrastructure as well as stockpiles, reserves and resources. The purchase price shall be subject to final adjustment in respect of stores, gold in circuit and environmental bonds. The transaction is conditional on the necessary governmental consents and approvals, including approval of the disposal of the assets by the shareholders of Abelle and Legend within 60 days of acceptance of the offer.

On 13 November 2003, Harmony announced that it reached an agreement in principle with Avmin whereby it would enter into a number of transactions with Avmin including regarding the acquisition of Avmin’s stake, and ultimately all the outstanding share capital, in Avgold. Harmony also disposed of its Kalplats platinum project and associated mineral rights to Avmin, in exchange for 2 million new Avmin ordinary shares to be issued to Harmony. See “Significant Changes – Acquisitions and Disposals.”

Hedge Policy

As a general rule Harmony sells its gold production at market prices. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. As a result of this policy, Board approval is required when hedging arrangements are to be entered into to secure loan facilities. Any change to this policy requires ratification by the Board. Currently, Harmony’s hedge book is managed by a risk and treasury management services company, which is a joint venture between a major South African bank and a black economic empowerment company.

Harmony does not trade in derivatives for its own account. In the past three years, there have been two instances in which Harmony has made use of gold price hedges: Harmony’s forward sale of a portion of the production at Bissett at a set gold price and, more recently, put options relating to 1 million ounces of Harmony’s production at Elandskraal. Both of these hedges were entered into in order to secure loan facilities and have since been closed out.

A significant proportion of the production at Randfontein was already hedged when acquired by Harmony. On 12 April 2002, Harmony announced that it had completed the process of closing out all of the Randfontein hedge positions, including closing forward sale contracts and call options covering a total of 490,000 ounces and forward purchases covering a total of 200,000 ounces.

In addition, a substantial proportion of the production of both New Hampton and Hill 50 was already hedged when acquired by Harmony. These hedge agreements were accounted for as speculative contracts. In fiscal 2002, in line with Harmony’s strategy of being generally unhedged, Harmony reduced New Hampton’s hedge book by over 900,000 ounces. In fiscal 2002, Harmony combined and restructured the overall hedge portfolio of Harmony’s Australian operations (including New Hampton and Hill 50) to normal purchase and sale agreements, under which Harmony had to deliver a specified quantity of gold at a future date subject to agreed-upon prices. During fiscal 2003, a significant portion of the inherited hedge books of both New Hampton and Hill 50 were closed out at a cost of Rand 69 million (U.S. dollar 8 million). Due to the close out of this significant portion of the hedge portfolio, the remaining hedge agreements were classified as speculative contracts for accounting purposes and the marked-to-market movements in these contracts are reflected in the income statement. As of 31 March 2004, the resulting hedge portfolio covered 495,000 ounces over a five-year period at an average strike price of A$518 per ounce ($399 at an exchange rate of A$0.77 per US$1.00). Harmony has reduced the remaining hedge positions of the Australian operations gradually by delivering gold pursuant to the relevant agreements as well as through the close out of these hedge agreements. In December 2001, in response to significant depreciation in the Rand and to protect itself against possible appreciation of the Rand against the U.S. dollar, Harmony entered into Rand–US. dollar currency forward exchange contracts intended to cover estimated revenues from the Free State operations’ planned production for calendar 2002. Harmony fixed the Rand–US. dollar exchange rate for a total of $180 million at an average exchange rate of Rand 11.20 per U.S. dollar. These forward exchange contracts expired on 31 December 2002, and were not renewed. Harmony has not renewed or entered into any forward exchange contracts since then.

DESCRIPTION OF MINING BUSINESS

Exploration

Exploration activities are focused on the extension of existing orebodies and identification of new orebodies both at existing sites and at undeveloped sites. Once a potential orebody has been discovered, exploration is extended and intensified in order to enable clearer definition of the orebody and the potential portions to be mined. Geological techniques are constantly refined to improve the economic viability of prospecting and mining activities.

Mining

The mining process can be divided into two main phases: (i) creating access to the orebody and (ii) mining the orebody. This basic process applies to both underground and surface operations.

•	Access to the orebody. In Harmony’s underground mines, access to the orebody is by means of shafts sunk from the surface to the lowest economically and practically mineable level. Horizontal development at various intervals of a shaft (known as levels) extends access to the horizon of the reef to be mined. On-reef development then provides specific mining access. In Harmony’s open pit mines, access to the orebody is provided by overburden stripping, which removes the covering layers of topsoil or rock, through a combination of drilling, blasting, loading and hauling, as required.

•	Mining the orebody. The process of ore removal starts with drilling and blasting the accessible ore. The blasted faces are then cleaned and the ore is transferred to the transport system. In open pit mines, gold-bearing material may require drilling and blasting and is usually collected by bulldozers or shovels to transfer it to the ore transport system.

In Harmony’s underground mines, once ore has been broken, train systems collect ore from the faces and transfer it to a series of ore passes that gravity feed the ore to hoisting levels at the bottom of the shaft. The ore is then hoisted to the surface in dedicated conveyances and transported either by conveyor belts directly or via surface railway systems or roads to the treatment plants. In addition to ore, waste rock broken to access reef horizons must similarly be hoisted and then placed on waste rock dumps. In open pit mines, ore is transported to treatment facilities in large capacity vehicles.

Processing

Harmony currently has fourteen metallurgical plants that treat ore to extract the gold. The Elandskraal, New Hampton and Hill 50 acquisitions resulted in the acquisition of two plants each. In addition, there are three metallurgical plants within the Free Gold Company. The principal gold extraction processes used by Harmony are carbon in leach, or CIL, carbon in pulp, or CIP, and carbon in solution, or CIS, although Harmony also has an old filter plant processing low grade waste rock.

The gold plant circuit consists of the following:

•	Comminution. Comminution is the process of breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory crushers and rod and tube and ball mills. Harmony’s more modern milling circuits include semi or fully autogenous milling where the ore itself is used as the grinding medium. Typically, ore must be ground to a minimum size before proceeding to the next stage of treatment.

•	Treatment. In most of Harmony’s metallurgical plants, including the plants within the Free Gold Company and at Hill 50, gold is extracted into a leach solution from the host ore by leaching in agitated tanks. Gold is then extracted onto activated carbon from the solution using the CIL, CIP or CIS process. In addition, each of Harmony and the Free Gold Company has one metallurgical plant that uses the zinc precipitation filter process to recover gold in solution. Harmony’s Saaiplaas plant also used the zinc precipitation filter process prior to fiscal 2002, but it was converted to the CIS process during fiscal 2002. During fiscal 2003, however, the Saaiplaas plant was converted to the CIL process thereby lowering costs and improving extraction efficiency. Harmony will consider a similar conversion for the remaining Harmony zinc precipitation plant depending on the properties of the materials to be processed.

Gold in solution from the filter plants is recovered using zinc precipitation. Recovery of the gold from the loaded carbon takes place by elution and electro-winning. Because cathode sludge produced from electro-winning is now sent directly to Harmony’s refinery, most of the plants no longer use smelting to produce rough gold bars (dor). Harmony’s zinc precipitation plant, however, and the zinc precipitation plant used by the Free Gold Company continue to smelt precipitate to produce rough gold bars. These bars are then transported to Harmony’s refinery, which is responsible for refining the bars to a minimum of good delivery status.

Harmony operates the only independent gold refinery in South Africa. In fiscal 2003, approximately 85 per cent. of Harmony’s South African gold production was refined at Harmony’s refinery and the remainder was refined at the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. In April 2002, Harmony sold its ownership interest in the Rand Refinery back to the Rand Refinery. Harmony received approximately Rand 6.4 million (US$0.6 million at an exchange rate of R10.66 per US$1.00) from this sale.

Harmony produces its own branded products at its refinery, including various sizes of gold bars. This has allowed Harmony to sell to markets such as India, the Middle East and East Asia. Harmony’s refinery supplies gold alloys and associated products to jewellery manufacturers in South Africa and internationally. In fiscal 2001, Harmony expanded refining capacity from 40 tons per year to 100 tons per year. In fiscal 2002, Harmony further increased refinery capacity to 120 tons per year. Harmony spent approximately Rand 10.1 million (US$1.1 million) on capital expenditures at its refinery in fiscal 2003. Harmony has budgeted Rand 1.3 million (US$0.2 million) to complete refinery expansion and upgrades in fiscal 2004.

The South African government has emphasised that the production of value-added fabricated gold products, such as jewellery, is an important means for creating employment opportunities in South Africa and has made the promotion of these beneficiation activities a requirement of the South African Mining Charter. Harmony’s beneficiation initiatives have benefited from the expansion and improvement of Harmony’s refinery. Harmony supports jewellery ventures in South Africa, including providing facilities for a jewellery school and, in fiscal 2002, Harmony acquired rights to manufacture and distribute a range of jewellery based on the “Lord of the Rings” trilogy in South Africa, the United States and Canada. On 11 December 2002, Harmony and Mintek, a South African government research and development organisation, signed a memorandum of understanding to create Musuku Beneficiation Systems, or Musuku, an integrated manufacturing and technology group focusing on the beneficiation of precious metals. Musuku will provide management, operational and technical services to integrate value-added processes into the gold mining industry. A black empowerment company has also been approached to join Musuku and the parties involved are in the process of negotiating the provisions of the shareholders’ agreement.

Services and Supplies

Mining activities require extensive services, located both on the surface and underground. These services include mining-related services such as mining engineering (optimising mining layouts and safe mining practices), planning (developing short-term and long-term mining plans), ore reserve management (to achieve optimal orebody extraction), ventilation (sustaining operable mining conditions underground), provision of supplies and materials, and other logistical support. In addition, engineering services are required to ensure equipment operates effectively. Unlike many other South African gold producers, Harmony generally provides only those services directly related to mining. In some cases, other services are provided by outside contractors. Harmony provides medical services to employees at its Free State, Evander and Randfontein hospitals. The Free Gold assets include a hospital facility, and Harmony is considering options to achieve synergies between this facility and the existing Free State facility.

In April 2004, Harmony and Network Healthcare Holdings Limited formed a joint company to manage the provision of healthcare services to Harmony Group. The deal is expected to lead to a complete outsourcing of the management of Harmony’s healthcare services.

The South African Mining Charter establishes a policy of according preferred supplier status to enterprises controlled by members of historically disadvantaged groups when those enterprises are able to offer goods and services at competitive prices and quality levels. Harmony believes that its procurement policy is consistent with this policy.

EXPLORATION

Harmony conducts exploration activities by itself or with joint venture partners. Harmony’s prospecting interests in South Africa measure approximately 382,000 hectares. Harmony’s Australian operations also control prospecting interests, as described below. In addition to ongoing mine site exploration, Harmony has a program of investment in regional exploration. The exploration strategy on these greenstone belts uses geological, geophysical and geochemical techniques to identify broad systems of anomalous gold and associated rock alteration within which gold deposits typically occur as clusters.

Harmony spent approximately Rand 75 million, excluding contributions from joint venture partners, on exploration in fiscal 2003. During 2003, the bulk of exploration expenditure was allocated to activities in Australia, South Africa and Peru with subordinate expenditure in Asia, East Africa, West Africa and Madagascar. In fiscal 2004, Harmony intends to carry out exploration in South Africa, West Africa, East Africa, Australia, Peru and Papua New Guinea.

During the 2003 fiscal year, a joint venture agreement was signed with a private Malagasy company whereby Harmony would earn equity in five project areas in Madagascar through phased exploration expenditure. Gold mineralisation, as evidenced from intensive artisinal mining operations, in extensive shear zone systems were sampled through a systematic trenching program. Gold grade continuity and tenor was insufficient to meet Harmony’s’ investment criteria and the joint venture was subsequently terminated.

Harmony’s exploration activity in Asia, West Africa and East Africa was restricted to project generation and reconnaissance sampling. Site visits and negotiations with potential joint venture partners are ongoing.

Harmony’s Australian operations conduct prospecting at various sites within their exploration mineral right areas, which include various types of property rights recognised in Australia covering a total area of approximately 298,355 hectares (737,250 acres). Harmony’s exploration strategy in Australia includes exploration on greenstone belts using aeromagnetics, ground magnetics, geochemical, regolith and geotechnical techniques to identify broad systems of anomalous gold and associated rock alteration within which gold mineralisation typically occurs. Thereafter, promising targets are drilled to test geological structures and establish the presence of gold mineralisation. Should this process be successful in discovering ore, the deposits are then drilled and sampled systematically to determine ore reserves and metallurgical characteristics. Exploration of priority targets within Harmony’s holdings, continued to be the focus of regional exploration over the 2003 fiscal year.

In December 2001, Harmony acquired a 31.1 per cent. stake in Australian-listed Bendigo Mining NL, an Australian listed company that controls a large tenement holding in the Bendigo goldfield of Victoria (Australia). It has been estimated that 17 million ounces of gold have historically been produced from numerous reefs in the Bendigo goldfield. Bendigo Mining management consider that the goldfield has the potential to host a further 12 million ounce resource below the historic mine workings. The coarse grain size and erratic distribution of the gold in the Bendigo reefs (“nugget effect”) precludes the use of drilling as a reliable reserve definition tool. During 2003, a production size decline was sunk to access several reefs that had previously been defined by drilling. The objective was to establish ore-body geometry and grades as well as to gain further confidence in the proposed mining methods and process metallurgy. Bendigo’s management have announced that nine of the seventeen targeted reefs had been evaluated by August 2003. Results of the Bendigo feasibility study were considered and approved by the Bendigo board in March, whereafter it was also analysed by a team of Harmony’s experts. Although the project was found to have a large gold resource, it was concluded that Harmony had several projects with more attractive economic and risk characteristics. Harmony has accordingly informed Bendigo that it will not be participating in the capital fund raising necessary to progress the project to the next phase.

Following the acquisition of Hill 50, Harmony is integrating Hill 50’s exploration programs on the properties south of Kalgoorlie with New Hampton’s programs in that area. These programs involve exploration on a combination of freehold title and mineral leases forming an east-west belt extending from Lake Roe to Coolgardie, south of Kalgoorlie. The tenements span a number of geological domains including the Kalgoorlie-Kambalda Belt and the Boulder-Lefroy structure, the Zuleika Shear, the Coolgardie Belt and the Yilgarn-Roe structures. A comprehensive structural-geological and regolith-geochemical review was completed in July 2001 for the Southeast Goldfields area. This review outlined priority targets within Harmony’s holdings, which were the focus of regional exploration over the 2002 fiscal year and continued to be the focus of regional exploration during the 2003 fiscal year. Hill 50’s exploration has also continued to focus on brownfield and greenfield opportunities at Mt. Magnet and on regional targets in the Yalgoo tenements, which comprise approximately 35,800 hectares (88,464 acres) located approximately 70 kilometres southwest of Mt. Magnet.

Through the Hill 50 transaction, Harmony also acquired two development projects in the Northern Territory of Australia: the Maud Creek project and the Brocks Creek project. Maud Creek is an advanced greenfield project based on a recent discovery located close to the historic Yeuralba gold field in the Pine Creek district. The Maud Creek project faces a metallurgical risk associated with the extraction of gold from the ore. The Maud Creek orebody is partially refractory in nature and specific (yet to be finalised) ore processing routes would be required to liberate the gold. The contemplated processes are expected to result in higher capital and operating costs, but are not expected to involve significant technical risk. Brocks Creek is an effort to bring mines formerly operated by AngloGold back into production. The Brocks Creek area includes shallow open pits located at Rising Tide, and rights to develop the underground Zapopan and Cosmo Deeps sites. In fiscal 2004, Harmony expects to maintain the current combined levels of exploration at New Hampton and Hill 50, at a total expenditure of approximately Rand 70 million (US$8 million).

On 26 February 2003 Harmony made an offer to subscribe for new shares as well as a public offer for the ordinary shares and options in Abelle Limited. Abelle owns 100 per cent. of the Morobe and Wafi deposits in Papua New Guinea. The Morobe project has an estimated mineral resource of 73.9 million tons at 2.2 grams per ton gold and 30 grams per ton silver for 5.2 million ounces of gold and 71 million ounces of silver. A feasibility study completed by Lycopodium of Australia in October 2002 envisaged a single open pit containing 2.8 million ounces of gold and 48 million ounces of silver. Following the completion of a new feasibility study and review of the study by Harmony, Harmony made a decision to proceed with the project and also make an offer to Abelle’s minority shareholders. The Wafi project is situated 60 kilometres from Morobe and is an advanced exploration project. Wafi consists of two deposits situated 1 kilometre apart. The Golpu deposit is a porphyry copper–gold deposit. The resource estimate for Golpu is 100 million tons at 1.3 per cent. copper and 0.6 grams per ton gold for 1.3 million tons of copper and 2.3 million ounces of gold. The second deposit (the Wafu gold deposit) is a high sulphidation gold deposit that contains an inferred resource of 53.3 million tons at 2.5 grams per ton for 4.3 million ounces gold. A 5,000m diamond drill program is currently underway at the recently discovered, high grade “link zone” of the Wafi gold deposit.

During 2003, Harmony continued to evaluate numerous projects in Peru. Two joint venture agreements were entered into with local partners, whereby Harmony could earn-in to prospective projects by undertaking phased exploration expenditure. Both of the projects are focused on areas with demonstrated potential to host epithermal gold mineralisation. Analytical results from the first of the projects suggested that it was unlikely to reach Harmony’s investment criteria and the joint venture was terminated. While drilling of the second project has been completed, the analytical results have not yet been received. A decision regarding future involvement in the project is expected to be made when those results have been considered. In addition to these joint ventures, Harmony has undertaken a comprehensive target generation program in Peru. New projects generated by this program, and currently under negotiation, shall form the focus of an accelerated exploration program in 2004.

With the exception of the Burnside Joint Venture, which Hill 50 and Northern Gold NL formed in March 2002 to develop the Brocks Creek project, Harmony’s exploration and development projects are wholly owned.

In South Africa, exploration has been focussed on gold and platinum group metal (PGM) mineralisation within the Kraaipan greenstone belt of the Northwest Province. Systematic aircore sampling of the largely sand covered Kraaipan greenstone belt has identified numerous gold and platinum anomalies that remain to be drill-tested.

CAPITAL EXPENDITURES

Capital expenditures, including the non-cash portion, incurred for fiscal 2003 totalled approximately US$209 million, compared with US$59.0 million for fiscal 2002 and US$52.5 million for fiscal 2001. The focus of Harmony’s capital expenditures in recent years has been underground development and plant improvement, upgrades and acquisitions, and management currently expects this focus to continue in fiscal 2004. The increase in capital expenditures in fiscal 2003 compared with fiscal 2002 was due to the acquisition of Abelle in March 2003 and the developments of projects such as Tshepong and Bambanani. The increase in capital expenditures in fiscal 2002 compared with fiscal 2001 was largely due to the inclusion of expenditures for the development of the shaft deepening project at Elandskraal for the full fiscal year and increased capital expenditures at Harmony’s Australian operations (primarily Big Bell and the Jubilee portion of the South Kalgoorlie operations). This increase in capital expenditure was partially off-set by reduced capital expenditure at the Free Gold Company and Randfontein and the placement of Bissett on a care and maintenance program. Harmony has budgeted approximately US$117 million for capital expenditures in fiscal 2004. Harmony currently expects that its planned capital expenditures will be financed from operations and existing cash on hand. However, if Harmony decides to expand major projects such as the Poplar Project and the Rolspruit Project at Evander beyond its current plans, Harmony may consider alternative financing sources described below.

DESCRIPTION OF PROPERTY

Harmony’s operational mining areas in South Africa comprise the Free State operations of 58,249 acres, the Evander area of 97,926 acres, the Randfontein area of 41,026 acres, the Kalgold area of 5,259 acres, the Elandskraal area of 22,864 acres and Harmony’s interest in the Free Gold Company’s total area of 35,582 acres. Harmony’s operational mining areas (granted tenements) in Australia comprise the combined Mt. Magnet – Big Bell area of 252,114 acres, the South Kalgoorlie area of 222,647 acres, the Gidgee project area of 140,109 acres2 and active holdings in the Northern Territory that total 288,083 acres. The Bissett area in Canada totals 1,083 acres.’ Harmony furthermore owns, controls or shares in mineral rights that have not been brought to production.

In line with the rest of the South African mining industry, Harmony has been rationalising its mineral rights holdings in recent years. Accordingly, over the past three years, Harmony disposed of its shares and its participation rights in areas in South Africa in which it has not actively pursued mining. Harmony may continue to investigate further disposals.

RESERVES

Harmony applies an ore reserve management system that emphasises effective geological control of the orebody. In addition, ongoing management of the ore reserves is decentralised to each production site where management applies site-specific technical and working cost parametres to determine the optimal cut-off grade. This cut-off grade is defined as the grade at which the total profits from mining the orebody, under a specific set of mining parametres, is maximised and, therefore, optimises exploitation of the orebody. The use of a cut-off grade attempts to account for all the ore tons that make a marginal contribution to the profitability of the mine.

Historically, South African gold mining companies have not been required to follow any particular standard for reporting ore reserves. Consequently, Harmony inherited a number of different standards for reporting ore reserves as it acquired mining operations.

The JSE requires that all gold mining companies listed on the JSE must report ore reserves on the basis of the South African Mineral Resource Committee code of practice, or SAMREC. In accordance with this ruling, Harmony has recalculated its ore reserves. As at 30 June 2003, all of Harmony’s ore reserves for South African operations are reported on the basis of SAMREC. In addition, the ore reserve information for Harmony’s Australian operations is reported on the basis of the Australian Code for Reporting of Mineral Resources and Ore Reserves, or JORC Code. The JORC Code is consistent with SAMREC, although the JORC code focuses more specifically on open cast mining, which is more common in Australia. Only the reserves which qualify as proven and probable reserves for purposes of the SEC’s industry guide number 7 at each of Harmony’s mining operations are presented in this Offering Circular.

As at 30 June 2003, Harmony’s mining operations reported total proven and probable reserves of approximately 50.0 million ounces, which includes Abelle and ounces attributable to Harmony’s 50 per cent. interest in the Free Gold Company, as set forth in the following table:

Ore reserve statement as at 30 June 2003

										Gold sales
										in the
Operations	Proven Reserves			Probable Reserves			Total Reserves			fiscal year ended
	Tons	Grade	Gold oz2	Tons	Grade	Gold oz2	Tons	Grade	Gold oz2	30 June
	(million)	(oz/ton)	(million)	(million)	(oz/ton)	(million)	(million)	(oz/ton)	(million)	2003[1]
S.A. Underground
Elandskraal	18.58	0.22	4.04	25.40	0.24	6.09	43.98	0.23	10.13	347,276
Free State[6]	29.01	0.13	3.90	24.08	0.13	3.22	53.09	0.13	7.12	538,990
Randfontein	18.87	0.14	2.71	10.21	0.15	1.48	29.0	80.14	4.20	454,917
Evander	11.54	0.19	2.21	66.24	0.21	13.65	77.79	0.20	15.86	360,184
Free Gold assets[3]	13.27	0.23	3.05	32.09	0.20	6.53	45.36	0.21	9.58	533,282

Total S.A. Underground	91.27	0.17	15.91	158.03	0.20	30.97	249.30	0.19	46.89	2,234,649
S.A. Surface[7]
Elandskraal	—	—	—	1.32	0.02	0.02	1.32	0.02	0.02	19,323
Free State[6]	14.78	0.01	0.15	4.65	0.02	0.07	19.43	0.01	0.22	24,209
Randfontein	35.45	0.02	0.53	—	—	—	5.45	0.02	0.53	36,973
Kalgold (open cast)	8.34	0.06	0.50	0.13	0.04	0.01	8.47	0.07	0.51	74,590
Free Gold assets[3]	1.80	0.02	0.03	11.27	0.02	0.17	13.07	0.02	0.20	44,432
Total S.A. Surface	60.37	0.02	1.22	17.37	0.02	0.2	77.74	0.02	1.48	199,527

Ore reserve statement as at 30 June 2003

										Gold sales
										in the
Operations	Proven Reserves			Probable Reserves			Total Reserves			fiscal year ended
	Tons	Grade	Gold oz2	Tons	Grade	Gold oz2	Tons	Grade	Gold oz2	30 June
	(million)	(oz/ton)	(million)	(million)	(oz/ton)	(million)	(million)	(oz/ton)	(million)	2003[1]
Australian Operations[4]
Gidgee	0.13	0.12	0.02	0.25	0.22	0.05	0.38	0.18	0.07	11,534
Big Bell	0.85	0.09	0.07	1.13	0.05	0.05	1.98	0.07	0.12	132,579
Mt. Magnet	3.64	0.05	0.15	6.91	0.15	0.94	10.55	0.11	1.09	182,690
South Kalgoorlie[5]	1.85	0.09	0.15	1.87	0.10	0.17	3.72	0.10	0.32	182,851

Total Australian Operations	6.47	0.06	0.39	10.16	0.12	1.21	16.63	0.10	1.60	509,654

TOTAL	158.11	0.11	17.52	185.56	0.17	32.45	343.67	0.15	49.97	2,943,830

ARMgold[8]	9.50	0.17	1.59	5.09	0.13	0.65	14.59	0.15	2.24	469,084

[1]	Includes sales from Gidgee for 2 months from 1 May 2003 and sales attributable to Harmony’s interest in the Free Gold assets.

[2]	“Gold oz” figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures. Approximate metallurgical recovery factors are set forth below.

[3]	Includes 50 per cent. of the reserves from the Free Gold assets, representing Harmony’s equity interest in the Free Gold Company.

[4]	Includes reserves from underground and surface mining at each of the Australian operations.

[5]	The South Kalgoorlie operations include Jubilee, acquired in the New Hampton transaction, and New Celebration, acquired in the Hill 50 transaction.

[6]	The Free State operations refers to the Harmony Company’s operations.

[7]	Evander’s surface sources consist of waste rock being treated, for which no reserves are declared.

[8]	ARMgold’s reserves are included for information purposes and did not form part of the Group’s reserves for the year ended 30 June 2003.

The numbers shown in the table above are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures stated above. The approximate metallurgical recovery factors for the table above are as follows: (a) Elandskraal 95.6 per cent.; (b) Free State 95 per cent.; (c) Randfontein 96.5 per cent.; (d) Evander 96.7 per cent.; (e) Kalgold 85 per cent.; (f) the Free Gold assets 97 per cent.; (g) Big Bell 86 per cent.; (h) Mt. Magnet 93 per cent.; (i) South Kalgoorlie 92 per cent.; and (j) Bissett 91 per cent.. A gold price of Rand 93,000 per kilogram was applied in calculating the ore reserve figures. The gold price on 4 December 2003 was approximately R81,526 per kilogram. Harmony’s standard for sampling with respect to both proven and probable reserve calculations for underground mining operations at Elandskraal, Free State, Evander, Randfontein and the Free Gold assets is applied on a 6 metre by 6 metre grid. Average sample spacing on development ends is at 2 metre intervals in development areas. Harmony’s standard for sampling with respect to both proven and probable reserves at its Australian underground operations include sampling development drives and crosscuts at intervals of up to 4 metres, drilling fans of diamond drill boreholes with a maximum spacing of 20 metres in any orientation within the ore bodies, and assaying core at 1 metre intervals. The Kalgold open cast operations are sampled on diamond drill and reverse circulation drill spacing of no more than 25 metres on average. Surface mining at South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand) for which random sampling is used. Australian surface operations are sampled on diamond drill and reverse circulation drill spacing of no more than 20 metres on average. Bissett operations have not been included in the table above because given the recovery factor identified above and cut-off grade calculated as described below, there were no proven and probable reserves at Bissett as at 30 June 2003. Production at Bissett was suspended in the quarter ended 30 September 2001 due to mining operations being uneconomical at then-current gold prices and it was subsequently decided to sell it (see “Significant changes – Acquisitions and disposals” below).

In calculating proven and probable reserves, Harmony applies a cut-off grade. The cut-off grade is determined for each shaft using Harmony’s optimiser computer program, which takes account of a number of factors, including grade distribution of the orebody, an assumed gold price, planned production rates, planned working costs and mine recovery factors. Harmony’s optimiser computer program determines the total profits that can be made from mining blocks of various grades. The point of maximum total profit is used to determine the cut-off grade. Mining the blocks at and above the cut-off grade will be profitable if the assumptions underlying the cut-off grade hold true. Blocks below the cut-off grade are not included in Harmony’s reserve estimates. Harmony generally aims to mine above the cut-off grade. This can be contrasted with the so-called “pay limit” approach for determining reserve estimates, which identifies the grade at which revenues and costs are equal and then determines the portion below this break-even grade that can be mined together with portions above the break-even grade to remain profitable. Harmony believes the cut-off grade methodology defines more precisely which blocks should be mined for profitable operations.

EXCHANGE RATES

Unless otherwise stated, balance sheet item amounts stated in this document are translated from Rand to U.S. dollars at the exchange rate prevailing on the last business day of the period (Rand 7.51 per US$1.00 as at 30 June 2003), except for specific items included within shareholders’ equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts are translated from Rand to U.S. dollars at the average exchange rate for the period (Rand 9.13 per US$1.00 for fiscal 2003).

As of 13 May 2004, the noon buying rate per US$1.00 was Rand 6.95.

The following table sets forth, for the past five fiscal years, the average and period end noon buying rates in New York City for cable transfers in Rand and, for the past six months, the high and low noon buying rates in New York City for cable transfers in Rand, in each case, as certified for customs purposes by the Federal Reserve Bank of New York for Rand expressed in Rand per US$1.00.

Fiscal year ended 30 June	Average[1]	Period End
1999	6.04	6.04
2000	6.35	0.79
2001	7.61	0.04
2002	10.20	10.39
2003	9.13	7.51

Month of	High	Low
December 2003	6.94	6.26
January 2004	7.31	6.36
February 2004	7.05	6.57
March 2004	6.92	6.32

Note:

[1]	The average of the noon buying rates on the last day of each full month during the relevant period.

Harmony’s revenues and costs are very sensitive to the Rand-U.S. dollar exchange rate. Currently, the majority of Harmony’s earnings are generated in South Africa and, as a result, most of its costs are incurred in Rand. Since gold is generally sold in U.S. dollars, however, most of Harmony’s revenues are received in U.S. dollars. The average gold price received by Harmony during fiscal 2003 increased US$47 per ounce to US$330 per ounce from US$283 per ounce during fiscal 2002.

Appreciation of the Rand against the U.S. dollar increases working costs at Harmony’s South African operations when those costs are translated into U.S. dollars, which serves to reduce operating margins and net income from Harmony’s South African operations. Depreciation of the Rand against the U.S. dollar reduces these costs when they are translated into U.S. dollars, which serves to increase operating margins and net income from Harmony’s South African operations. Accordingly, weakness in the Rand generally results in improved Rand earnings for Harmony.

The exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets, over which Harmony has no control. The South African Rand depreciated significantly against the U.S. dollar in calendar 2001 and during the first quarter of calendar 2002. The Rand appreciated significantly against the U.S. dollar during the period from 1 April 2002 through 13 December 2003. The conversion rate for balance sheet items as at 30 June 2003 is Rand 7.51 per US$1.00, except for specific items included within shareholders’ equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of Rand 10.39 per US$1.00 for balance sheet items as at 30 June 2002, reflecting an appreciation of 28 per cent. of the Rand against the U.S. dollar when compared with 30 June 2002. Income statement items were converted at the average exchange rate for the period (Rand 9.13 per US$1.00), reflecting an appreciation of 10 per cent. of the Rand against the U.S. dollar when compared with June 2002. This appreciation of the Rand against the U.S. dollar caused a significant increase in Harmony’s working costs translated into U.S. dollars, which served to decrease operating margins and net income reflected in Harmony’s consolidated income statement for fiscal 2003. Depreciation of the Rand against the U.S. dollar would cause a decrease in Harmony’s costs in U.S. dollar terms. See “Risk Factors – Because most of Harmony’s production costs are in Rand, while gold is generally sold in U.S. dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand.”

REGULATION

Mineral Rights

South African law provides for the separate ownership of surface and mineral rights. It is therefore possible for one person to own the surface of a property, another to own rights to precious metals and yet another to own rights to base minerals. Harmony controls mineral rights by way of ownership, mining rights and mining authorisations.

Currently, approximately two-thirds of South Africa’s mineral rights are in private hands. The South African government investigated the structure of mineral ownership in the country, with the view of making access to minerals easier for small and emerging mining companies.

After the election of a democratic government in South Africa in 1994, the issue of mineral rights was reviewed.

On October 3, 2002, the South African parliament passed the Mineral and Petroleum Resources Development Act. The Act came into force on 1 May 2004. The principal objectives set out in the Act are:

•	to recognise the internationally accepted right of the state of South Africa to exercise full and permanent sovereignty over all the mineral and petroleum resources within South Africa;

•	to give effect to the principle of the State’s custodianship of the nation’s mineral and petroleum resources;

•	to promote equitable access to South Africa’s mineral and petroleum resources to all the people of South Africa and redress the impact of past discrimination;

•	to substantially and meaningfully expand opportunities for historically disadvantaged persons, including women, to enter the mineral and petroleum industry and to benefit from the exploitation of South Africa’s mineral and petroleum resources;

•	to promote economic growth and mineral and petroleum resources development in South Africa;

•	to promote employment and advance the social and economic welfare of all South Africans;

•	to provide security of tenure in respect of prospecting, exploration, mining and production operations;

•	to give effect to Section 24 of the South African Constitution by ensuring that South Africa’s mineral and petroleum resources are developed in an orderly and ecologically sustainable manner while promoting justifiable social and economic development;

•	to follow the principle that mining companies keep and use their mineral rights, with no expropriation and with guaranteed compensation for mineral rights; and

•	to ensure that holders of mining and production rights contribute towards socioeconomic development of the areas in which they are operating.

Under the Act, tenure over established operations will be secure for 30 years (and renewable for 30 years thereafter), provided that mining companies obtain new licenses over existing operations within five years of the date of enactment of the Act and fulfil requirements specified in the Mining Charter.

The principles contained in the Mining Charter relate to the transfer, over a ten-year period, of 26% of South Africa’s mining assets to historically disadvantaged South Africans, as defined in the Mining Charter. Under the Mining Charter, the South African mining industry has committed to securing financing to fund participation of historically disadvantaged South Africans in an amount of R100 billion within the first five years of the Mining Charter’s tenure. The Mining Charter provides for the review of the participation process after five years to determine what further steps, if any, are needed to achieve the 26 per cent. target participation. The Mining Charter requires programs for black economic empowerment and the promotion of value-added production, such as jewellery-making and other gold fabrication, in South Africa. The Mining Charter also sets out targets for broad-based black economic empowerment in the areas of human resources, skill development, employment equality, procurement and beneficiation. In addition, the Mining Charter addresses other socioeconomic issues are addressed, such as migrant labour, housing and living conditions.

Harmony actively carries out mining and exploration activities in all of its material mineral rights areas. Accordingly, Harmony does not believe that the Act will have a significant impact on these mining and exploration activities because Harmony will be eligible to apply for new licenses over its existing operations, provided that it complies with the Mining Charter. Harmony is currently in consultation with the National Department of Minerals and Energy, in the process of developing a sophisticated approach to setting targets and measure performance in black economic empowerment, or BEE, and transformation initiatives within Harmony. Harmony refers to this initiative as the “Harmony Transformation Scorecard” and the methodology shall be described in more detail in the 2004 Annual Report. In essence, it will provide clarity on the “measures” of empowerment and transformation contained in the Mining Charter but at the same time, will enable Harmony to set targets, plan initiatives and measure progress on an integrated strategy for transformation within the company over the next ten years. Harmony has already achieved a high level of compliance with the provisions of the Mining Charter and remains proactive in ensuring full compliance.

The Act also makes reference to royalties being payable to the state in terms of the Royalty Bill, which was available for public comment until 30 April 2003. It is anticipated that the Royalty Bill will only come into force in 2009. The introduction of the Royalty Bill as law may have an adverse impact on the profits generated by Harmony’s operations in South Africa. Harmony is currently evaluating the impact that the proposed Royalty Bill may have with regard to its operations and no assurance can be given as to whether or when the proposed Royalty Bill will be published for comment or enacted.

The Act (i) limits ministerial discretion, (ii) introduces a first-come first-served principle with respect to the consideration of applications, (iii) introduces a mining advisory board, (iv) provides for compensation for currently held rights, and (v) ensures that current mining right holders that are actively engaged in developing their rights will not have to reapply for their rights. An aggrieved party will have the right of appeal to either the Director General or the Minister and may only take matters to the courts once that party has exhausted his or her remedies in terms of the appeal procedures that are to be set forth.

In Australia, most mineral rights belong to the government, and mining companies must pay royalties to the government based on production. There are, however, limited areas where the government granted freehold estates without reserving mineral rights. New Hampton has freehold ownership of its Jubilee mining areas, but the other mineral rights in Harmony’s Australian operation belong to the Australian government and are subject to royalty payments. In addition, current Australian law generally requires native title approval to be obtained before a mining license can be granted and mining operations can commence. New Hampton and Hill 50 have approved mining leases for most of their reserves, including all reserves that are currently being mined, and Bendigo has an approved mining license for its current development area. If New Hampton, Hill 50 or Bendigo desired to expand operations into additional areas under exploration, these operations would need to convert the relevant exploration licenses prior to commencing mining, and that process could require native title approval. There can be no assurance that any approval would be received.

Environmental Matters

Pursuant to South African law, mine properties must be rehabilitated upon closure. Mining companies are required by law to submit Environmental Management Program Reports, or EMPRs, to the Department of Minerals and Energy. EMPRs identify the rehabilitation issues for a mine and must also be approved by other South African government departments including, but not restricted to, the Department of Water Affairs and Forestry.

EMPRs have been approved for all of Harmony’s South African operations (including the Free Gold Company, which is described below). All of Harmony’s South African mining operations, have permanent mining authorisations. The process of preparing and submitting EMPRs has improved the mutual co-operation and information sharing between Harmony and the relevant government departments. Harmony has met and intends to continue to meet on a regular basis with the relevant government departments to continue the EMPR process and to ensure the environmental impact of Harmony’s mining operations are managed in accordance with applicable regulatory requirements and industry standards.

The Free Gold assets are currently operating in accordance with AngloGold’s approved EMPRs. The Free Gold Company has completed the required revisions to these EMPRs and has submitted them to the authorities for approval. Harmony does not anticipate any difficulties in obtaining approval for these EMPRs. The Free Gold Company mining authorisations are renewed on a six-month basis pending approval of these EMPRs.

In fiscal 2002 and 2003, water quality became and continued to become one of the main focus areas of the South African mining industry. All water uses are now being licensed, and Harmony has submitted water-use registrations required by the National Water Act of 1998. Harmony has also developed water management plans for all of its South African operations. In addition, in response to concerns that water from the Western Basin, located at Harmony’s Randfontein operations, might reach the Sterkfontein caves, Harmony has initiated a study to evaluate the extent of this risk and has implemented measures to divert the water away from Sterkfontein caves.

An environmental surveillance system has been implemented at slimes dams at Harmony’s operations to monitor dust generation and fall-out in residential and other areas. This will assist in future dust suppression and the design and measurement of rehabilitation programs.

Bissett, which does not own mineral rights, operates pursuant to a mining lease and an environmental license. While the license has no term, it may be revoked, temporarily or permanently, should Harmony Canada fail to comply with the terms of the license, which include maintaining the facility. The lease has a term of 21 years, commencing 1 April 1992. On 2 December 2003, Harmony signed a letter of intent regarding the sale of its interest in Bissett to San Gold Resources Corporation for US$7.5 million, subject to certain conditions. See “Significant Changes.”

Harmony’s Australian operations must comply with mining lease tenement conditions set by the Department of Minerals and Energy, the Mining Act (1978), the Department of Environmental Protection operating licenses, and water abstraction licenses issued by the Water and Rivers commission for each of its sites. Harmony’s Australian operations must also comply with numerous environmental acts and bills. As a result, Harmony must make provisions for mining rehabilitation whenever mining is commenced at a new site in Australia. While Harmony believes that its current provision for compliance with such requirements is reasonable, any future changes and development in Australian environmental laws and regulations may adversely affect these Australian operations.

In Western Australia under the Mining Act (1978), all tenements are covered by environmental performance bonds that cannot be relinquished or completed without the approval of the Australian Department of Mineral Resources. These are re-assessed on an annual basis following the issuing of an annual environmental report and generally are audited by the regional inspector. As areas are successfully rehabilitated and approval is obtained, the bond requirement is reduced, and as greater areas are disturbed the bond requirement increases. Any new aspects of the operation are also assessed and the bond is established prior to approval and subsequent commencement of operations.

Audits are generally conducted on a bi-annual basis by the Australian Department of Environmental Protection to determine compliance with the relevant operating license(s). There are no outstanding major non-compliance issues against New Hampton’s license or Hill 50’s license.

Bendigo operates tenements granted under the Victorian Mineral Resources Development Act (1990), administered by the Department of Natural Resources and Environment. Operations that involve a deliberate discharge to the environment are subject to the Victorian Environment Protection Authority. Conditions attached to approvals include requirements for environmental management, monitoring and protection. While Bendigo has made allowances for the expected costs of complying with these conditions, any future changes and development in Australian environmental laws and regulations may increase these costs.

Each of Harmony’s mines has a person dedicated to environmental matters who, in addition to organising the implementation of the environmental management programs, monitors the impact of the mine on the environment and responds to impacts that require specific attention outside of the normal program of environmental activities.

The primary environmental focus at most of Harmony’s operations is water management and the administration of areas outside the operating plants and shafts. The major objective is to ensure that water is of a quality fit for use by downstream users.

Based on current environmental and regulatory requirements, Harmony accrues for the estimated rehabilitation expense in full when mining commences and then amortises these environmental rehabilitation costs over the operating life of a mine. It also makes annual contributions to environmental trust funds created in accordance with South African statutory requirements, to provide for the estimated cost of pollution control and rehabilitation during and at the end of the life of a mine. Estimates of the ultimate rehabilitation liability are subject to change as a result of future changes in regulations or cost estimates.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, Harmony has estimated that the total cost for Harmony in current monetary terms to rehabilitate its mine properties will be approximately Rand 668.3 million. This figure includes estimates for rehabilitation costs at Elandskraal, New Hampton and Hill 50, as well as Harmony’s proportionate interest of rehabilitation costs at the Free Gold Company. There can be no assurance, however, that this estimate reflects or approximates actual costs to be incurred.

Harmony intends to fund its ultimate rehabilitation costs from the money invested in the environmental trust funds, as well as the proceeds from the sale of assets and gold from plant clean-up at the time of mine closure. The requirements imposed upon mining companies to ensure environmental restitution, however, are currently under review and it is possible that this will result in additional costs and liabilities in particular with regard to the management of hazardous wastes, the pollution of ground and ground water systems and the duty to rehabilitate closed mines.

Mining authorisations

The Group’s principal operational mining areas are regulated by the following mining authorisations:

			Granted pursuant to
		Mining licence	Section 9 or 10	Expiry
	Ha	number	of the Minerals Act	date	Size
Harmony Gold Mining Company Limited/ Free State
Total Freehold	10,581.24	10/2002	9	14-07-2002
Area leased on Freehold	26.80	7/2002	9	15-07-2012
Area in process of transfer	1,924.66	6/2001	9	25-11-2006
Total available Freehold	8,656.58	6/2002	9	27-06-2013
Randfontein Estates Limited		33/2001	9	18-11-2003	22,583 ha
Total Freehold	16,603.50	ML 39/99	9	Until mined out
Area leased on Freehold	2,322.50	ML 13/97	9	Until mined out
Area in process of transfer	3,551.10	ML 28/2001	9	Until mined out
Total available Freehold	13,051.90	ML 35/99	9	Until mined out
Evander Gold Mines Limited		ML 13/2003	9	Until mined out	19,153 ha
Total Freehold	8,676.43	34/96	9	14-11-2006
Area leased on Freehold	1,280.33
Area in process of transfer	1,259.07
Total available Freehold	7,417.36				38,586 ha
Freegold Section
Total Freehold	15,055.85	12/2003	9	31-03-2011
Area leased on Freehold	1,665.35	13/2003	9	02-10-2006
Area in process of transfer	2,570.38	4/2003	9	04-03-2010
Total available Freehold	12,485.47	5/2003	9	04-03-2010
		6/2003	9	04-03-2010
Armgold Section (Orkney)		13/2003	9	02-10-2006	22,583 ha
Total Freehold	119.11	ML 18/2001	9	Until mined out
Area leased on Freehold	0.00
Area in process of transfer	0.00
Total available Freehold	119.11				9,317 ha
Armgold Section (Welkom)
Total Freehold	119.11	9/2002	9	17-02-2004
Area leased on Freehold	0.00	14/2002	9	07-04-2004
Area in process of transfer	0.00
Total available Freehold	119.11				5,511 ha
Deelkraal Elandsrand Section
Total Freehold	3,870.65	ML 13/2001	9	Until mined out
Area leased on Freehold	876.20
Area in process of transfer	379.08
Total available Freehold	3,491.57				5,122 ha
Kalgold Section
Koedoesrand 569 IO Ptn 1 Area 830.0015 ha	830.00	ML 4/7998	9	Indefinite
Goldridge 632 IO Consolidated title Area 588.3444 ha	588.34
Ferndale 554 IO	274.52
Spanover 549 IO Ptn 5 of Ptn 3	300
Ferndale 564 IO	1,213.5833
Total Freehold	3,206.4473				615 ha

Harmony has valid mining licenses for all the operating mines in terms of section 9 of the Minerals Act, Act 50 of 1991. These licenses are known as old order rights that have to be converted to new order mining rights in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002. The period granted for the conversion is five years, but Harmony is in the process of converting all the old order mining rights.

19.5(b)-(e)

The main terms of the licenses include (i) Harmony’s right to mine the relevant gold and related mineral resources and (ii) the term which, upon conversion, will be thirty years maximum, upon which the licenses will have to be renewed again. There are no economic conditions stipulated in the licences. The terms of the licenses have not been affected by any exceptional terms, except for the expectation of conversion under the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

The table below shows the operating and production results for the Group’s significant mining operations (based on current production levels) and the expected period of working the reserves (life of mine) across the Group’s significant mining operations:

	Tons		Production		Production		Results of Operations		Cash costs
							(R'000)		(R)	Life
								Cash	per ounce	of mine
Underground	Metric	Imperial	Kg's	Oz	g/ton	oz/ton	Cash costs	profit/(loss)	of gold	Years
Harmony	3,352	3,697	14,437	464,163	4,306	0,138	1,230,938	20,698	2,652	15
Evander	1,503	1,658	8,230	264,609	5,475	0,176	657,562	55,360	2,485	15
Randfontein	2,033	2,242	9,463	304,232	4,655	0,150	738,428	77,820	2,427	19
Elandskraal	1,427	1,574	7,628	245,257	5,344	0,172	706,184	(47,549)	2,879	20
Freegold(*)	3,006	3,315	19,013	611,290	6,326	0,203	1,338,075	305,774	2,189	20
ARMgold	929	1,024	5,056	162,541	5,442	0,175	392,200	45,628	2,413	8
Australia	3,605	3,976	8,306	267,029	2,304	0,074	607,933	109,418	2,277	8
Opencast
Kalgold	1,009	1,113	1,910	61,401	1,893	0,061	146,059	18,307	2,379	5
Surface
Harmony	1,415	1,560	574	18,444	0,405	0,013	43,781	5,805	2,374	5
Evander	92	101	61	1,961	0,664	0,021	3,388	1,823	1,727	9
Randfontein	1,633	1,800	428	13,767	0,262	0,008	32,776	4,355	2,381	5
Elandskraal	409	451	165	5,301	0,403	0,013	18,013	(3,913)	3,398	—
Freegold(*)	2,395	2,641	1,483	47,682	0,619	0,020	99,909	29,028	2,095	4

Based on current production levels for the 9 months ended 31 March 2004.

(*)	Production for Freegold include 9 months to 31 March 2004 for the 50% owned by Harmony and 6 months to 31 March 2004 for the 50% owned by ARMgold.

(**)	Production for ARMgold was for the 6 months to 31 March 2004.

Other than the mining authorisations described above, the Group is not dependent on any patents or licenses, industrial, commercial or financial contracts or new manufacturing processes, in each case where such factors are of fundamental importance for the Group’s business or profitability.

SIGNIFICANT CHANGES

ARMgold merger

On 22 September 2003 Harmony completed a merger with ARMgold. The Harmony/ARMgold merger was effected by the issue of two Harmony shares for every three ARMgold shares held. Approximately 63.67 million shares were issued, increasing Harmony’s outstanding shares to 257.8 million. At a price of R90.00 per share, the new company had a market capitalisation of R23.2 billion (US$3.1 billion at R7.50 to the U.S. Dollar as at 23 September 2003). The aggregate number of Harmony shares issued to ARMgold shareholders represents 25 per cent. of the enlarged issued share capital of the merged company. One of the largest shareholders, holding approximately 14 per cent. of the new company is African Rainbow Mineral and Exploration Investments (Pty) Ltd (ARMI), represented by Patrice Motsepe. As a result of the merger, a number of ARMgold employees and directors have joined Harmony’s Board and Senior Management, including Mr. Motsepe, who is the non-executive Chairman. For purposes of US GAAP, the merger is being accounted for as a purchase of ARMgold by Harmony. See “Management.”

Acquisitions and Disposals

On 15 July 2003, Harmony announced that it had entered into an agreement with Anglo SA whereby it would acquire 77,540,830 ordinary share in Avgold or 11.5 per cent. of Avgold’s outstanding share capital from Anglo SA, in exchange for 6,960,964 new Harmony ordinary shares issued to Anglo SA. The agreement with Anglo SA provides, that should the Company make an offer to acquire the other Avgold shareholders’ interest, the consideration payable to Anglo SA will be adjusted to reflect the amounts paid to the other Avgold shareholders.

On 14 August 2003, Randfontein, a wholly-owned subsidiary of the Company sold 26 per cent. of its mineral rights in respect of the Doornkop Mining Area to Africa Vanguard Resources (Proprietary) Limited (“Africa Vanguard”) for ZAR250 million. Randfontein and Africa Vanguard also entered a joint venture agreement in terms of which they agreed to jointly conduct a mining operation in respect of the Doornkop Mining Area by means of the Doornkop Joint Venture. For U.S. GAAP purposes, Harmony will not account for this transaction as a sale, but will consolidate the results of Africa Vanguard and the Doornkop Joint Venture, as both these entities have been determined to be variable interest entities, with Harmony as the primary beneficiary of both variable interest entities.

In October, 2003 Harmony sold its equity interest of 31.7 per cent. in Highland Gold Limited, a Russian gold producer, in a private placement for a price of US$2.05 per share. Harmony acquired the Highland Gold interest in May 2002. In addition, Harmony also sold its 16.2 per cent. stake in the Canadian gold producer High River Gold Mines Limited in a block trade for a price of C$1.75 per share. Harmony acquired the High River Gold interest in November, 2002. The sale of these investments represents a combined gain of approximately (US$100 million).

Also on 7 November 2003 Abelle announced that it has entered into negotiations with Legend Mining Limited, whereby Legend has offered to purchase Abelle’s 100 per cent. legal and beneficial interest in the Gidgee gold project. Legend has made an offer to buy project for a consideration of A$ 6.5 million The transaction is conditional on the necessary governmental consents and approvals, including approval of the disposal of the assets by the shareholders of Abelle and Legend within 60 days of acceptance of the offer.

On 2 December 2003 Harmony announced its intention to sell its mining assets in Bissett to San Gold Resources Corporation (“San Gold”) for C$7.5 million. Harmony’s shareholding in Harmony Gold (Canada) Inc (“Harmony Canada”) was subsequently sold to San Gold, Gold City Industries Ltd. (“Gold City”), and Rice Lake Joint Venture Inc. for US$7,625,000 during March 2004. The purchase price comprised of US$3,625,000 in cash plus US$4,000,000 in securities of San Gold and Gold City. San Gold’s portion of the purchase price was US$1,875,000 in cash and 5,000,000 common shares of San Gold at a deemed price of US$0.40 per share for a total of US$2,000,000 worth of shares. Gold City’s portion of the purchase price was US$1,750,000 in cash and 5,714,285 units of Gold City at a deemed price of US$0.35 per unit. Each unit was comprised of one common share of Gold City and one Gold City common share purchase warrant, exercisable for a period of one year from the date of issuance at a price of US$0.45 per share. Harmony Canada is now a wholly-owned subsidiary of Rice Lake Joint Venture Inc. Rice Lake Joint Venture Inc. is owned 50/50 by San Gold and Gold City.

In a detailed joint cautionary announcement published on 13 November 2003, Harmony, Avmin and ARMI announced that they had reached agreement in principle regarding the restructuring of the group, which is proposed to involve all of the following transactions (together, the “Transaction”):

•	Harmony would acquire Avmin’s entire 42.1 per cent. holding in Avgold at a price of R10.11 per share, to be effected by the issue of 28,630,526 Harmony shares. Harmony would then have a majority interest in Avgold of approximately 53.7 per cent., which would trigger the requirement for a mandatory offer by the South African Securities Regulation Code of Takeovers and Mergers and Rules of the Securities Regulation Panel. Such offer would have to comprise the same consideration as Harmony made for the Avmin majority acquisition, i.e. 1 Harmony share per 10 Avgold shares, to the remaining Avgold minority shareholders;

•	Avmin would acquire ARMI’s indirect 13.6 per cent. holding in Harmony and ARMI’s 41.5 per cent. indirect interest in the Modikwa joint venture. ARMI would in turn receive shares of Avmin, which would give ARMI a majority interest.

•	Avmin would acquire the Kalplats platinum discovery and associated mineral rights from Harmony, the consideration for which would be discharged by the issue of Avmin shares to Harmony; and

•	Harmony would then merge its remaining Avmin shares with the Avmin shares controlled by ARMI, either through a voting pool or sale arrangement, so that ARMI would control Avmin. The South African Securities Regulation Panel has indicated to ARMI and Avmin that it will allow a waiver of the requirement for ARMI to extend a mandatory offer to the Avmin minority shareholders, provided that a majority of the Avmin shareholders (excluding ARMI and Harmony) agree to waive the requirement.

On 7 April 2004, Harmony announced that the parties concerned (Harmony/ARMI/Avmin) had received approval from the Competition Tribunal to proceed with the range of indivisible transactions announced on 13 November 2003.

Subsequently, at a general meeting of Avmin shareholders held on Thursday, 15 April 2004, the shareholders approved the disposal of its entire shareholding of 286,305,263 ordinary shares in Avgold, representing 42.1 per cent. of Avgold’s issued share capital to Harmony. In a share exchange agreement, Avmin will receive 1 Harmony share for every 10 Avgold shares held.

The offer has now been extended to the remaining Avgold shareholders.

With Harmony’s previous holding of 11.4 per cent. in Avgold, Harmony now holds 53.5 per cent. of its issued share capital and has taken control of the day-to-day management of the Target Mine.

On 3 May 2004, the Avgold scheme meeting was held. A court hearing to sanction a scheme of arrangement was held on 11 May 2004. Avgold shares were suspended on 17 May 2004 and it is expected that new Harmony shares will be listed on 24 May 2004.

Following the implementation of the Transaction, ARMI will become the effective controlling shareholder of a larger diversified and empowered Avmin, which will have significant holders in gold, PGMS, nickel and ferrous metal assets. Avmin’s gold interests will be held through its resultant 22 per cent. interest in Harmony. Pursuant to the Transaction, Avmin will change its name to African Rainbow Minerals Limited and will be well-positioned to secure adequate funding for its existing projects and to participate in further growth opportunities that the South African mining sector offers, taking advantage of its black economic empowerment controlled status.

The current structure of Harmony, Avmin and ARMI is as follows:

Following the implementation of the Transaction, the structure of Harmony, Avmin and ARMI will be as follows:

The Transaction is subject to the fulfilment of the Transaction conditions precedent and is expected to be implemented by no later than 24 May 2004.

In accordance with the Harmony/ARMI voting agreement ARMI will exercise the votes attaching to Harmony’s entire holding of 40,789,761 Avmin shares (approximately 22 per cent. of Avmin) following implementation of the Transaction until the earliest of (i) the third anniversary of the ARM voting agreement becoming effective or (ii) such time as all of the mineral rights held by Harmony, its subsidiaries and companies in which Harmony has an interest of 30 per cent. or more are converted in accordance with the Mineral and Petroleum Resources Development Act.

MANAGEMENT

DIRECTORS

     The full names, function and business address of the directors are as follows:

Name	Function	Address
P T Motsepe (South African)	Non-executive Chairman	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein, 1760, South Africa

R P Menell (South African) Chairman	Non-executive Deputy	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein, 1760, South Africa

Lord Renwick of Clifton KCMG (British)	Non-executive Director	JP Morgan plc., 125 London Wall, London EC2Y 6AJ, United Kingdom

M F Pleming (South African)	Non-executive Director	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randontein, 1760, South Africa

D S Lushaba (South African)	Non-executive Director	522 Impala Road, Glenvista, 2058, PO Box 1127, Johannesburg, 2000

V N Fakude (South African)	Non-executive Director	1st Floor, Block C, Sandhurst Office Park, corner Katherine Street and Rivonia Road, Sandton, PO Box 781220, Sandton, 2146

C M L Savage (South African)	Non-executive Director	Harmony Corporate Office, Randfontein Office Park,Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein, 1760, South Africa

F Abbott (South African)	Non-executive Director	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein,PO Box 2, Randfontein, 1760, South Africa

Dr M Z Nkosi (South African)	Non-executive Director	Harmony Corporate Office,Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein, 1760, South Africa

Z B Swanepoel (South African)	Chief Executive	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein, 1760, South Africa

W M Gule (South African)	Executive Director	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein, 1760, South Africa

T S A Grobicki (South African)	Executive Director	Harmony Corporate Office, Level 1, 10 Ord Street, West Perth, WA, 6005

F Dippenaar (South African)	Executive Director	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein, 1760, South Africa

Bernard Swanepoel (42) BSc (Mining Engineering), B Com (Hons), Chief Executive Officer and an Executive Director. Bernard has over 20 years’ experience in the gold mining industry. He started his career in gold mining at Grootvlei in 1983. As part of his training he spent time on various Gengold operations including Kinross (Evander) and Barberton. He then moved into senior management with the Gengold group, culminating in his appointment as general manager and a director of Beatrix Mines in 1993. He joined Randgold in 1995 as Managing Director of Harmony.

Frank Abbott (48), Bcom, CA(SA), MBL, Non-executive Officer and an Executive Director. Frank joined the Rand Mines/Barlow Rand Group in 1981, where he obtained broad financial management experience at operational level. He was appointed as financial controller to the newly formed Randgold in 1992 and was promoted to financial director of that group in October 1994. Until 1997, he was also a director of the gold mining companies Blyvooruitzicht, Buffelsfontein, Durban Roodepoort Deep and East Rand Proprietary Mines and a non-executive director of Harmony, which culminated in his appointment as financial director of Harmony in the same year. Following the Avmin/ARMI transaction (see “Significant Changes – Acquisitions and Disposals” above), it was agreed by the Board that Frank be appointed as Financial Director of Avmin and remains on Harmony’s board as non-executive director.

Ferdinand Dippenaar (42), Bcom, Bproc, MBA, Marketing Director and an Executive Director. Ferdi started his career at the Buffelsfontein gold mine in 1983 and completed his degrees through part-time studies while employed in various financial and administrative capacities at the Gengold mines. In 1996, he became managing director of Grootvlei and of East Rand Proprietary Mines. Following Harmony’s acquisition of Grootvlei and Cons Modder, he was appointed Marketing Director of Harmony in 1997.

Ted Grobicki (54), BSc (Hons) (Geology) MSc (Minerals Exploration) PrSciNat, FIMM, Executive Officer for Harmony’s Australian operations and an Executive Director. After fulfilling various roles within mining and exploration companies in South Africa, Namibia and Zimbabwe, Ted was appointed chief executive of Texas Gulf Inc South Africa in 1979. He has since served at a senior executive level in a wide range of public and private companies in the mining sector and was appointed as non-executive director of Harmony in 1994. With Harmony’s merger with Kalgold and West Rand Cons in 1999, he was appointed as executive director focusing on new business.

Mangisi Gule (51), BA (Hons) and an Executive Director. Mangisi has 23 years’ experience in training and human resources and is a member of the Association of Mine Human Resource Practitioners. Mangisi joined the company on 23 September 2003, following the ARMgold merger. He oversees the company’s human resources and communication activities.

Patrice Motsepe (41) BA (Legal), LLB, Non-executive Director. Founder and former Executive Chairman of ARMgold which merged with Harmony in 2003. Patrice is now Harmony’s non-executive Chairman. In 2002 he was voted South Africa’s Entrepreneur of the Year. In the same year, he was voted by the CEO’s of the top 100 companies in South Africa as South Africa’s Business Leader of the year. Patrice has significant entrepreneurial expertise and knowledge of the new business environment in South Africa and will be central in helping to steer Harmony to grow and be competitive. Patrice was a partner specialising in mining and business law at Bowman Gilfillan Inc. a leading South African law firm. He was employed for approximately 4 years by McGuire Woods LLP, a law firm in Richmond, Virginia, USA. He was initially based in Richmond and thereafter move to South Africa where he was their legal consultant for their Southern African legal practice. In 1994, he founded Future Mining (Proprietary) Limited which grew rapidly to become a competitive contract mining company. In 1998 he founded African Rainbow Minerals (Proprietary) Limited which in 2004 became ARMgold, which was successfully listed on the JSE in 2002. In 2001, he founded African Rainbow Minerals Platinum (Proprietary) Limited and ARM Mining Consortium Limited which entered into a 50/50 joint venture with Anglo American Platinum Corporation Limited for the establishment of a new mine. He was Senior Vice President of the Chamber of Mines and is a “Global Leader of Tomorrow” of the World Economic Forum (WEF). He is a member of the National Economic Development and Labour Council (NEDLAC), which is South Africa’s primary institution for social dialogue between organised business, government, labour and community on issues of social and economic policy. He is currently the President of the first non-racial, united and recognised business organisation in South Africa, namely Business Unity South Africa (BUSA), which is the “voice of business” in South Africa, as well as President of the first non-racial, united and recognised organisation representing the various chambers of commerce and industry in South Africa, namely Chambers of Commerce and Industry South Africa (CHAMSA).

Rick Menell (48) MA, MSc and deputy non-executive chairman of Harmony. Trained as a geologist, Rick has been a merchant banker in New York and Melbourne. He also worked as an executive director of Delta Gold in Australia. He joined Avmin in February 1992 as assistant financial manager, mines. He was later appointed manager, finance and administration (mines) and then general manager, corporate services. Rick was appointed managing director of Avmin Limited in 1996 and in 1999 was elected president of the Chamber of Mines of South Africa. He is also chairman of the South African Tourism Board, a director of the Standard Bank Group Limited, Telkom Limited and Mutual & Federal Insurance Company Limited and a trustee of the National Business Trust. In 2002 Rick was appointed as chairman of Avmin Limited and in April 2004 he was appointed as Harmony’s deputy chairman.

Nolitha Fakude (39) BA (Hons) (Psychology, Education and English) and an independent non-executive director. Nolitha has been a director of Harmony since September 2002. Nolitha Fakude is the Managing Director of the Black Management Forum (BMF). Nolitha serves on various boards, including BMF Investment Company, The People’s Bank, Business Partners as well as Wheat Trust. Nolitha was recently appointed by the Gauteng MEC for Economic Affairs as one for the Rainmakers for the Blue IQ project.

Simo Lushaba (37) BSc (Advanced Biochemistry), MBA, non-executive Director and an independent non-executive Director. Simo has been a director of Harmony since October 2002. Simo also serves as non-executive Chairman of PIKITUP Johannesburg (Pty) Limited and as a non-executive director of Trans-Caledon Tunnel Agency (TCTA). He is currently the Chief Executive of Rand Water.

Lord Renwick of Clifton KCMG (66), an independent non-executive Director. Lord Renwick has been a director of Harmony since December 1999. Having formerly served as British Ambassador to South Africa and the United States, Lord Renwick is Vice Chairman, Investment Banking, of JPMorgan plc. He is also Chairman of Flour Limited and serves on the boards of a number of other public companies including British Airways, SABMiller plc and Richemont.

Mike Pleming (68), Pr Eng, FIMM and an independent non-executive director. Mr Pleming has been a director of Harmony since September 1998. Mike started his career in mining engineering on the Zambian Copperbelt. He joined TransNatal (now Ingwe) in 1975 as general manager, Optimum Collieries and was later appointed project manager and consulting engineer. He joined Liberty Asset Management in 1982 where he was responsible for mining investment research. He retired in 1995 and has since undertaken a series of mining investment-related assignments. Following Harmony’s acquisition of Evander in 1998, he joined the company as a non-executive director. He is also a director of Impala Platinum Holdings Limited. Mike also serves as a non-executive director of Highlands Gold Limited. Mike has approximately 31 years’ mining and approximately 15 years’ mining investment experience.

Cedric Savage (64) BSc Eng, MBA, ISMP, an independent non-executive director. Cedric assumed the dual roles of Chief Executive Officer and Executive Chairman of The Tongaat-Hulett Group Limited in May 2000. Cedric was appointed a non-executive director of Harmony on 23 September 2003 following the ARMgold merger.

Dr Morley Nkosi (68) PhD (Economics), MBA, BS (Economics), an independent non-executive director. Apart from being an academic, economist and businessman, Dr Nkosi is the managing associate of Morley Nkosi Associates. He serves on several boards including that of Investec Bank Limited and was recently appointed as Chairperson of Ferrostaal Investments South Africa (FERISA).

TAXATION

SOUTH AFRICA

General

The following is a summary of certain South African tax consequences relating to the holding and disposal of the Bonds. This information is not a substitute for independent advice pertaining to the particular circumstances of a holder of Bonds. It is intended as a general guide only, and is based on current South African tax legislation and practice in force as at the date of this document. It relates only to the position of a holder of Bonds who is the absolute beneficial owner of the Bonds and who owns the Bonds as a capital investment. It is not intended to apply to certain classes of holders of Bonds such as brokers or dealers. If a Bondholder is in any doubt as to its tax position, or is resident or subject otherwise to tax in any jurisdiction other than the Republic of South Africa, such Bondholder should consult its own tax adviser.

Interest on the Bonds

Holders of Bonds who are resident for tax purposes in South Africa will generally be liable for South African tax on the amount of any interest received in respect of Bonds.

Holders of Bonds who are non-residents of South Africa for tax purposes will be exempt from South African tax on the amount of any interest received in respect of Bonds, provided that in the case of corporate Holders of Bonds the interest is not effectively connected with a business carried on in South Africa, and in the case of a natural person who is a Holder of Bonds that person does not carry on business in South Africa and is physically absent from South Africa for at least 183 days in the tax year in which interest is received.

Stamp Duty

The issue of the Bonds is subject to South African stamp duty calculated at 0.25% of the Issue Price. The issue of Shares, on the conversion of Bonds, is subject to South African stamp duty calculated at 0.25% of the par value of the Shares plus the premium at which the Shares are issued. Such stamp duty is payable by the Issuer.

The transfer of Bonds, provided that Bonds are registered only on a register to be kept outside South Africa, is not subject to South African stamp duty.

Capital Gains Tax

The disposal by a holder of Bonds who is resident for tax purposes in South Africa of Bonds held as a capital asset, is subject to Capital Gains Tax in respect of capital gains on such disposal. A capital gain will be equal to the excess of the proceeds of the disposal of Bonds over the acquisition price of Bonds (the base cost). The base cost of Bonds will be the Issue Price of Bonds (in the event that the holder of Bonds shall have subscribed for Bonds) or the purchase price paid by the holder of Bonds in respect of the acquisition of Bonds from a previous owner thereof.

A holder of Bonds may be subject to Capital Gains Tax on the redemption of Bonds if the proceeds received on redemption exceed the base cost of the Bonds (in the hands of the holder of the Bond). In the event that the Bondholder uses the proceeds from the redemption to subscribe for Shares, the base cost of Shares will be the subscription price paid by the Bondholder on acquisition of Shares. Any subsequent disposal of Shares by holders of Shares who are resident for tax purposes in South Africa will be subject to Capital Gains Tax.

Save in respect of certain transactions involving a direct or indirect interest in immovable property, including property holding companies, Capital Gains Tax in South Africa applies only to South African residents. Accordingly, it is unlikely that non-residents of South Africa for tax purposes will be subject to South African Capital Gains Tax in respect of the disposal of Bonds or Shares.

Dividends

South Africa imposes a corporate tax known as a “Secondary Tax on Companies” (“STC”), on the distribution of earnings in the form of dividends. Each distribution declared by a company is subject to STC. Under the terms of an option granted to gold mining corporations, Harmony has elected not to be subject to STC and to pay corporate tax at a slightly higher rate than would otherwise be applicable. This election has resulted in the overall tax paid by Harmony being lower than the overall tax that Harmony would have paid had it been subject to STC.

The receipt of dividends from a South African company by holders of shares is exempt from South African tax.

South Africa does not impose any withholding tax or any form of tax on dividends paid to holders of shares in South African companies. Accordingly, holders of Shares will not be subject to withholding tax on dividends paid to them by Harmony.

Withholding tax

All payments by the Issuer under the Bonds or the guarantee of the Bonds and all dividends and other distributions in respect of the Shares to non-residents of South Africa (for tax purposes) would, on the basis of current South African tax legislation and practice in force as at the date of this document, be made free and clear of and without withholding or deduction for or on account of any taxes, duties, assessments or governmental charges in South Africa, subject to the above proviso in regard to interest on the Bonds.

SUBSCRIPTION AND SALE

J.P. Morgan Securities Ltd. (the “Manager”) has, pursuant to a Subscription Agreement dated 31 March 2004 (the “Subscription Agreement”), agreed with the Issuer, subject to the satisfaction of certain conditions, to procure subscribers, failing which to subscribe itself for the Bonds at 100 per cent. of their principal amount less a combined management, underwriting and selling commission of 2.5 per cent. of such principal amount. The Subscription Agreement entitles the Manager to terminate it in certain circumstances prior to payment being made to the Issuer. The Issuer has agreed to indemnify the Manager against certain liabilities.

Pursuant to the Subscription Agreement the Issuer has agreed that it will not, and will ensure that none of its subsidiaries or affiliates will prior to the expiry of 90 days following the Issue Date without the prior written consent of the Manager (which consent shall not be unreasonably withheld or delayed):

(a)	directly or indirectly, issue, offer, pledge, sell, contract to issue or sell, issue or sell any option or contract to purchase, purchase any option or contract to issue or sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly (or publicly announce any intention of doing so), any Ordinary Shares, or any securities exercisable, exchangeable for or convertible into, or substantially similar to, Ordinary Shares or any rights arising from or attaching to any Ordinary Shares at any time; or

(b)	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of Ordinary Shares,

whether any such swap or transaction described in paragraph (a) or (b) above is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, except for: (1) the issue by the Issuer of any Ordinary Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of the Subscription Agreement of which the Manager has been advised in writing, and details of which are contained in this Offering Circular; (2) the payment of scrip dividends or capitalisation issues associated with dividends; (3) the grant or exercise of options or other rights to acquire Ordinary Shares or rights related to Ordinary Shares under the employees’ share and incentive schemes of the Issuer, its subsidiaries and subsidiary undertakings; (4) the issue of the Bonds, the conversion of the Bonds into Ordinary Shares or any purchase of Bonds by the Issuer and (5) the issuance of Ordinary Shares by the Issuer for the purpose of acquiring shares in the share capital of Avgold Limited.

UNITED STATES

The Bonds have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the Securities Act. The Manager has agreed that it will not offer or sell the Bonds, (i) as part of its distribution at any time, and (ii) otherwise until 40 days after the later of the commencement of the offering of the Bonds and the Issue Date, except in accordance with Rule 903 of Regulation S, and it will have sent to each distributor, dealer or person receiving a selling concession or other remuneration to which it sells Bonds during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of Bonds in the United States or to, or for the account of or benefit of, US persons. Terms used in this paragraph have the meaning given to them in Regulation S.

In addition, until 40 days after the commencement of the offering of the Bonds, an offer or sale of the Bonds within the United States by any dealer that is not participating in the offering may violate the registration requirements of the Securities Act.

UNITED KINGDOM

The Manager has represented, warranted and agreed that:

(a)	it has not offered or sold and will not offer or sell any Bonds to persons in the United Kingdom prior to admission of the Bonds to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (the “FSMA”), except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA;

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom; and

(c)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Issuer.

GENERAL

No action has been taken by the Issuer, or the Manager that would, or is intended to, permit a public offer of the Bonds in any country or jurisdiction where any such action for that purpose is required. Accordingly, the Manager has undertaken that it will not, directly or indirectly, offer or sell any Bonds or distribute or publish any Offering Circular, prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief having made reasonable enquiries, result in compliance with any applicable laws and regulations and all offers and sales of Bonds by it will be made on the same terms.

Without prejudice to the generality of the above, the Manager has agreed that it will obtain any consent, approval or permission which is, to the best of its knowledge and belief, required for the offer, purchase or sale by it of Bonds under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers, purchases or sales and it will, to the best of its knowledge and belief having made reasonable enquiries, comply with all such laws and regulations (including those in the Republic of South Africa).

GENERAL INFORMATION

1.	LISTING

(a)	The listing of the Bonds on the Official List will be expressed in ZAR as a percentage of their principal amount (excluding accrued interest). Transactions will normally be effected for settlement in ZAR and, under current practice, for delivery on the third business day after the date of the transaction. It is expected that listing of the Bonds on the Official List and admission to trading of the Bonds on the London Stock Exchange’s market for listed securities will be granted on or about 21 May 2004 subject only to the issue of the Global Bonds. Prior to official listing and admission to trading, dealings in the Bonds will be permitted by the London Stock Exchange in accordance with its rules.

(b)	The primary listing of the Ordinary Shares is on the JSE Securities Exchange South Africa. The Ordinary Shares are also listed on stock exchanges in London and Paris, as well as being quoted in Brussels in the form of International Depositary Receipts and on the New York Stock Exchange in the form of American Depositary Receipts.

2.	CLEARING REFERENCE NUMBERS

The Global Receipts have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The ISIN is XS0190149673, the Common Code is 019014967.

3.	INCORPORATION AND PRINCIPAL OBJECTS

(a)	The Issuer was incorporated as a public company in the Republic of South Africa on 25 August 1950 and is regulated, inter alia, by the South African Companies Act, 61 of 1973, as amended: (the “Companies Act”). The principal place of business of the Issuer is at Harmony Main Offices, Remaining Extent of Portion 3 of the farm, Harmony Farm 222, Private Road, Glen Harmony, Virginia, Free State, Republic of South Africa. Harmony’s principal executive offices are located at 4 The High Street, First Floor, Melrose Arch, Melrose North, 2196, South Africa. The registered office of the Issuer is at Remaining extent of portion 3 of the farm, Harmony Farm 222, Private Road, Glen Harmony, Virginia 9430, South Africa.

(b)	The Issuer’s Memorandum of Association does not provide for the Issuer’s principal objects. The Issuer’s objects are set out in full in paragraph 3 of the Memorandum of Association and include the following:

–	to acquire by purchase, cession, grant, lease, exchange or otherwise any movable or immovable property, mines, mineral property, claims, mineral rights, mining rights, mining leases, mining titles, mynpachts, lands, farms, buildings, water rights, concessions, grants, rights, powers, privileges, surface rights of every description, servitudes or other limited rights or interests in land and mineral contracts of every description; and any interest therein and rights over the same; and to enter into any contract, option or prospecting contract in respect thereof, and generally to enter into any arrangement that may seem conducive to Harmony’s orbjects or any of them;

–	to carry out all forms of exploration work and in particular to search for, prospect, examine, explore and obtain information in regard to mines, mineral properties, claims, mineral rights, mining rights, mining leases, mining titles, mynpachts, mining districts or locations and ground and soil supposed to contain or containing precious stones, minerals or metals of every description;

–	to open, work, develop and maintain gold, silver, diamond, copper, coal, iron and other mines, mineral and other rights, properties and works, and to carry on and conduct the business or raising, crushing, washing, smelting, reducing and amalgamating ores, metals, minerals and precious stones, and to render the same merchantable and fit for use and to carry on all or any of the businesses of miners, mineralogists, metallurgists, amalgamators, geophysicists, smelters, quarry owners, quarrymen and brickmakers;

–	to buy, sell, refine and deal in bullion, specie, coin and precious and base metals, and also precious stones and other products of mining; and

–	to employ and pay mining experts, agents and other persons, partnerships, companies or corporations, and to organise, equip and dispatch expeditions for prospecting, exploring, reporting on, surveying, working and developing lands, farms, districts, territories and properties in any part of the world, whether the same are the property of Harmony or otherwise.

4.	NUMBER OF EMPLOYEES

Over the three financial years to 30 June 2003, the average numbers of persons employed by members of the Group, including part time employees, were as follows:

	Harmony employees				Outside contracts
	at 30 June				at 30 June
	2003		2002	2001	2003	2002	2001
South Africa
Elandskraal	6,611		7,559	7,200	490	210	500
Free State (old)	12,317		12,644	14,671	686	713	1,820
Freegold[1]	8,573	[2]	6,867	—	839	—	—
Evander	6,770		7,384	6,909	1,415	1,257	—
Randfontein	7,154		7,455	9,700	589	740	1,439
Kalgold	229		222	250	282	250	227
Exploration	12		20	13	—	—	—
Australia	255		309	194	309	1,878	287
Canada
Bissett	6		6	208	—	—	—

Total	41,927		42,466	39,145	4,945	5,048	4,290

1.	This represents Harmony’s 50 per cent. interest in the Free Gold Joint Venture.

2.	This includes St Helena’s employees.

5.	DIRECTORS’ INTERESTS

(a)	As at the date of this document, the interests in Ordinary Shares of each director, including any connected person, the existence of which is known to or could with reasonable diligence be ascertained by that director are as follows:

Percentage of
Director	Direct	Indirect	Harmony shares
Non-executive
P T Motsepe	—	—	—
F Abbott	—	—	—
V N Fakude	—	—	—
D S Lushaba	—	—	—
M F Pleming	—	—	—
Lord Renwick of Clifton KCMG	—	5,105	—
C M L Savage	—	—	—
R P Menell	—	—	—
M Nkosi	—	—	—
Executive
Z B Swanepoel	—	—	—
F Dippenaar	—	—	—
T Grobicki	10,000	30,000	—
W M Gule	—	—	—

*	Indicates beneficial ownership of less than 1%.

See also paragraph 8. – “Share Capital – General, directors’ and senior management’s share options” below.

(b)	There are no outstanding loans granted by any member of the Group or to any director and there are no guarantees provided by any member of the Group for the benefit of any director.

(c)	No director has, or has had, any interest in any transaction to which the Issuer or any of its Subsidiaries is or was a party and which is or was unusual in its nature or conditions or significant to the business.

(d)	The aggregate of the remuneration and benefits in kind granted by members of the Group to the Directors for the financial year ended 30 June 2003 was approximately ZAR5.69 million in directors’ fees, salaries and bonuses and approximately ZAR9.55 million in retirement contributions and bonuses.

6.	FINANCIAL AND TRADING POSITION AND PROSPECTS

There has been no significant change in the financial or trading position of the Issuer or the Group since 31 March 2004 (the date of the last published interim accounts of the Issuer and the Group). There has been no material adverse change in the financial position or prospects of the Issuer or the Group since 30 June 2003 (the date of the last published audited accounts of the Issuer and the Group).

7.	LEGAL OR ARBITRATION PROCEEDINGS

There are no legal or arbitration proceedings which may have, or have had, during the 12 months preceding the date of this document, a significant effect on the financial position of the Group, nor are any such proceedings pending or threatened.

8.	SHARE CAPITAL – GENERAL

(a)	The authorised share capital of the Issuer is ZAR175,000,000 divided into 350,000,000 Ordinary Shares of ZAR0.50 each. In accordance with Harmony’s articles of association, the duration of such authorisation is for a period of 15 months or until the next general meeting of shareholders, whichever is earlier, in each case from the date of the latest general shareholders’ meeting. As at the date of this document, the latest general shareholders meeting was on 7 May 2004. As at 30 June 2003, Harmony’s issued share capital was ZAR92,427,058 divided into 184,854,115 shares. As at 14 May 2004 (being the latest practicable date prior to the publication of this document), the issued share capital of the Issuer was ZAR143,550,105, representing 287,100,201 Ordinary Shares.

(b)	During fiscal 2003, Harmony’s directors were granted 390,000 share options[1]. As at the date of this document, share options outstanding and held by directors and senior management were as follows:

		Percentage of		Issue
	Number	total options	Issue	price	Expiry
Director	of options	in issue	date	Rand	date
F Abbott	73,400	0,35	20/11/2001	49.60	20/11/2011
F Dippenaar	36,700	0,18	20/11/2001	49.60	20/11/2011
T Grobicki	20,000	0,50	21/09/1999	22.90	21/09/2010
	84,400		20/01/2001	49.60	20/11/2011
Z B Swanepoel	128,800	0,60	20/11/2001	49.60	20/11/2011
P T Motsepe	—	—	—	—	—
M F Pleming	—	—	—	—	—
Lord Renwick of Clifton KCMG	—	—	—	—	—
V N Fakude	—	—	—	—	—
D S Lushaba	—	—	—	—	—
C M L Savage	—	—	—	—	—
W M Gule	—	—	—	—	—
R P Menell	—	—	—	—	—
M Nkosi	—	—	—	—	—

1.	The Company is in the process of authorising the grant and allocation of additional share options to the new directors and executive management in light of its merger with ARMgold which was completed 22 September 2003

As at 14 May 2004 (being the latest practicable date prior to the publication of this document), the following options over Ordinary Shares granted to Harmony’s employees for no additional consideration were outstanding under Harmony’s employees’ share option scheme:

		Remaining
	Number	contractual life	Number
	outstanding	Years	exercisable
Exercise price
11.70	3,000	4	3,000
19.50	0	4
22.90	20,600	5	20,600
25.75	0	5
27.20	78,600	6	78,600
35.40	4,000	6	4,000
36.50	172,750	7	172,750
49.60	3,706,800	7	358,600
91.60	1,296,000	9	232,200
93.00	30,000	8	12,000

Total options outstanding as at 14 May 2004 = 5,311,750

Total options exercisable as at 14 May 2004 = 881,750

(c)	Apart from the Bonds, the Issuer has not issued any convertible or exchangeable debt securities which are currently outstanding. The total amount of commercial paper already issued by the Issuer is ZAR1.2 billion. Apart from the Bonds, the Issuer estimates that ZAR0 commercial paper will be issued in the current financial year.

9.	CHANGES IN THE ISSUED SHARE CAPITAL

Save as disclosed herein, during the three years immediately preceding the date of this document, there has been and there is proposed no material issue of share capital of the Issuer and no material issue of share capital of any of its subsidiaries (other than intra-group issues of wholly owned subsidiaries).

The following Ordinary Share issues were made by Harmony between May 2001 and the date of this document:

18 June 2001	IDC Subscription – 10, 736, 682 Ordinary Shares issued

Harmony entered into an agreement with Simane Investments (“Simane”) and the IDC on behalf of Simane, pursuant to which Simane and the IDC subscribed for, respectively, 222,222 Harmony shares and 10,736,682 Harmony shares at R36.00 per Harmony share.

29 June 2001	Capital Raising – 27,082,500 Ordinary Shares issued

A total of 18,000,000 ordinary shares and 6,000,000 warrants to purchase 6,000,000 shares were offered in a global offering. The underwriters were allowed to purchase up to 2,700,000 additional shares and 900,000,000 additional warrants.

16 January 2002	Conversion of Preference Shares – 10,958,904 Ordinary Shares issued
6 May 2002	Cash placement – 8,500,000 Ordinary Shares issued

8,500,000 Harmony shares were issued to international investors for a subscription price (including premium) of R139.65 per Harmony share.

3 February 2003	8,000,000 Ordinary Shares issued

8,000,000 were issued for a subscription price (including premium) of ZAR136.00 per Harmony share, in terms of a general authority to issue shares for cash.

May 2001 to June 2003	Exercise of options and warrants

From May 2001 to June 2003, 6,355,350 Ordinary Shares were issued in respect of options exercised and 6,659,470 Ordinary Shares were issued in respect of warrants.

21 July 2003	6,960,964 Ordinary Shares issued at ZAR92.75 in exchange for Avgold shares(see “Business - Significant Changes — Acquisitions and Disposals”).

11 September 2003	63,666,672 Ordinary Shares issued at ZAR111.20 in exchange for ARMgold shares to acquire ARMgold (see “Business — Significant Changes — ARMgold merger”).

3 May 2003	28,630,526 Ordinary Shares were issued to Avmin in exchange for Avgold shares as part of the Transaction (see “Business — Significant Changes — Acquisitions and Disposals”).

10.	SUBSTANTIAL SHAREHOLDERS

So far as the Issuer is aware, it is neither directly nor indirectly owned or controlled by one or more corporations. Shares held by the Bank of New York are held on behalf of shareholders who participate in the Issuer’s American Depositary Receipt program.

In so far as is known to the Issuer, the following are the persons (other than a director and other than the Issuer itself by virtue of it holding treasury shares) who, directly or indirectly, are interested in five per cent. or more of the Issuer’s capital (calculated exclusive of the treasury shares) as at 14 May 2004 (being the latest practicable date prior to the publication of this document), together with the amount of each such person’s interest:

	Amount owned
Identity Group	(number of shares)	Per cent
	Millions	of class
The Bank of New York	113.368248	40
ARM Limited	63.632922	22
Alan Gray and Funds	16.332924	5.6
JP Morgan Chase Bank	16.168422	5.6

No other person held an interest in shares, comprising five per cent. or more of the issued Ordinary Share Capital of the Issuer, appearing in the Register of Interests in shares as at 14 May 2004. In so far as is known to the Issuer, there has been no material change in the persons shown in the table above or their respective interests between 14 May 2004 and the date of this document.

None of the Issuer or any of its subsidiaries held an interest in shares, other than a small shareholding of approximately ZAR29,000 held by Lydenburg Exploration Ltd.

The voting rights of the major shareholders, listed in the table above, do not differ from those of any other shareholder of the Issuer’s Ordinary Shares.

11.	EMPLOYEE SHARE SCHEMES

The Company operates the employee share schemes, which are described below:

Share Option Scheme

As of 30 June 2003, options for Harmony employees to acquire 7,682,900 ordinary shares were outstanding. Additional options are being considered following the ARMgold merger completed in September, 2003. A total of 1,065,400 of these options had been issued under Harmony’s employee share option scheme established in 1994, or the 1994 Share Option Scheme, which was in effect prior to 16 November 2001. A total of 6,200,500 of these options had been issued under Harmony’s employee share option scheme established in 2001, or the 2001 Share Option Scheme, which came into effect on 16 November 2001. On 14 November 2003, Harmony’s shareholders approved the 2003 Share Option Scheme.

Under the 1994 Share Option Scheme, the maximum number of share options that could be granted was equal to 10 per cent. of the outstanding Harmony ordinary shares on the date of the grant. At the annual general shareholders’ meeting held on 16 November 2001, Harmony’s shareholders approved the 2001 Share Option Scheme to replace 1994 Share Option Scheme. The 2001 Share Option Scheme came into effect on 16 November 2001; however, options previously issued under the 1994 Share Option Scheme remain in force. The terms the 2001 Share Option Scheme are substantially equivalent to the 1994 Share Option Scheme, except that the maximum number of share options that may be granted under the 2001 Share Option Scheme is a fixed amount (8,000,000) rather than a percentage of share capital. Options granted under the 1994 Share Option Scheme that remain outstanding are not counted against this maximum.

The aggregate number of unissued shares that may be used for the 2003 Share Option Scheme shall not exceed 36,143,270 shares, which represents 14 per cent. of the issued share capital of the Company as at 16 September 2003. Shares which are the subject of lapsed or terminated options and shares which are the subject of options which have been exercised by participants who are no longer employees shall not be regarded as being reserved for the 2003 Share Option Scheme.

Under the 1994 Share Option Scheme, the 2001 Share Option Scheme and the 2003 Share Option Scheme, the exercise price of each option granted is set at the closing market price of Harmony’s ordinary shares on the JSE on the day before the date of grant. Each option remains open for acceptance for 10 years after the date of grant, subject to the terms of the relevant option scheme. Each option may normally only be exercised by a participant on the following bases: (i) after 12 months have elapsed from the date on which the option was granted, in respect of not more than one third of the shares which are the subject of that option; (ii) after 24 months have elapsed from the date on which the option was granted, in respect of not more than two thirds of the shares which are the subject of that option; and (iii) after 36 months have elapsed from the date on which the option was granted, in respect of all the shares which are the subject of that option, or at such time or times over a period of more than 3 years from the date on which the option was granted as the Board of directors of the Issuer (the “Board”) may have determined and notified in writing to the participant when the option was granted to the participant. The ordinary shares in respect of which each option is exercised: (i) will be fully paid; (ii) will rank pari passu with existing issued shares; (iii) will be allotted and issued by the Board within 14 days after the exercise of the option; and (iv) will be issued to the participant to whom the option was granted as the beneficial owner thereof and a certificate will be issued therefor. The Board will procure that a listing is applied therefore on the stock exchanges on which Harmony’s shares are listed and quoted.

The 2003 Share Option Scheme may be amended (whether retrospectively or otherwise) by the Board in any respect (except for certain specific clauses that may only be amended through approval in a general meeting), provided that no such amendment shall operate to alter adversely the terms and conditions of any option granted to a participant prior thereto, without the written consent of that participant and provided that the prior approval of the JSE has been obtained.

Share Purchase Scheme

On 29 November 1999 Harmony adopted a Share Purchase Scheme in which eligible employees may participate. The Share Purchase Scheme provides for a share purchase trust controlled by Harmony. Up to 27 March 2003, the Share Purchase Scheme was used for the purpose of making loans to employees to exercise their options under the 1994 Share Option Scheme. On 27 March 2003, it was resolved that in view of U.S. legislation the trust would no longer provide recourse loans to employees to acquire shares. Currently Adam Fleming and Mike Pleming, the latter an independent non-executive director, serve as trustees for the share purchase trust. The trustees are not eligible to receive loans from the trust.

12.	SUMMARY OF SHARE RIGHTS

The following is a summary of certain of the provisions of the Articles of Association of the Issuer which are available for inspection as provided below.

(a)	Voting

Subject to any rights or restrictions attached to any class of ordinary shares, every holder of Harmony ordinary shares who is present in person at a shareholder meeting, or a person present as a representative of holders of one or more ordinary shares, shall on a show of hands have one vote, irrespective of the number of ordinary shares he holds or represents. Every holder of ordinary shares shall, on a poll, have one vote for every ordinary share held by him. A shareholder is entitled to appoint a proxy to attend and speak and vote at any meeting on his or her behalf. The proxy need not be a shareholder. On a poll, a shareholder entitled to more than one vote (or his representative, proxy or agent) need not, if he votes, use all of his votes or cast all of his votes in the same way.

(b)	Dividends and other distributions

Either the Board or a majority of the holders of Harmony ordinary shares, voting in a general meeting, may, from time to time, declare a dividend to be paid to the registered holders of ordinary shares according to their respective rights and interests in the profits, measured in proportion to the number of ordinary shares held by them. Under South African law, a company’s equity may be distributed as a dividend, provided that any necessary shareholder approval is obtained and, after the distribution of the dividend, the company remains solvent and liquid. Cash dividends, however, may only be paid out of the profits of the company. Cash dividends paid by Harmony will not bear any interest payable by Harmony. Dividends may be declared either free of, or subject to, the deduction of income tax and any other tax or duty which may be chargeable. There is currently no tax payable in South Africa by the recipients of dividends who are outside South Africa.

Dividends are declared payable to holders of ordinary shares who are registered as such on a record date determined by the Board, which must be after the later of the date of the dividend declaration or the date of confirmation of the dividend. The period between the record date and the date of the closing of the transfer registers in respect of the dividend shall be not less than 14 days.

Holders of Harmony ordinary shares, voting in a general meeting, may not declare a dividend greater than the amount recommended by the directors, but may declare a smaller dividend. Dividends will be paid to the holders of Harmony ordinary shares in proportion to the number of their shares. All unclaimed dividends may be invested or otherwise utilised by the Board for the benefit of Harmony until claimed; provided that dividends unclaimed after a period of twelve years from the date of declaration may be declared forfeited by the Board. Forfeited dividends revert to Harmony.

Any dividend or other sum payable in cash to a holder may be transmitted by a payment method determined by the directors, such as electronic bank transfer or ordinary post to the address of the holder recorded in the register or any other address the holder may previously have given to Harmony in writing. Harmony will not be responsible for any loss in transmission.

Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, including shares and debentures of any other company, in cash, or by one or more of such methods, as the Board may determine and direct at the time of the dividend declaration.

When any holders of Harmony ordinary shares reside outside of South Africa, the Board has the power, subject to any applicable laws or regulations, to declare a dividend in a relevant currency other than the Rand and to determine the date on which and the rate of exchange at which the dividend shall be converted into the other currency.

All cash dividends paid by Harmony are expected to be in Rand. Holders of ADRs on the relevant record date will be entitled to receive any dividends payable in respect of the ordinary shares underlying the ADRs, subject to the terms of the Deposit Agreement. Cash dividends paid in Rand will be converted by the depository to U.S. dollars and paid by the depository to holders of ADRs, to the extent it can do so on a reasonable basis and can transfer the U.S. dollars to the United States, net of conversion expenses of the depository, and in accordance with the Deposit Agreement.

(c)	Transfer of shares

Owners of Harmony ordinary shares may transfer any or all of their shares in writing in any common form or in any form approved by the Harmony directors. Every instrument of transfer must be executed by the transferor or, if the directors so determine, by the transferor and the transferee. The transferor will remain the holder of the ordinary shares transferred until the name of the transferee is entered in Harmony’s register of members in respect of such ordinary shares.

The Board may refuse to recognise any instrument of transfer that is not duly stamped (if required) or is not accompanied by appropriate evidence of the transferor’s title. Such right of refusal will not prevent dealings occurring on an open and proper basis. Harmony retains all instruments of transfer that are registered. Any instrument of transfer that the Board refuses to register is, except in the case of fraud, returned on demand to the person depositing such instrument.

(d)	Variation of class rights, alteration of share capital, purchase of own shares and pre-emption rights

Variation of rights

Harmony may vary the rights attached to any issued or not yet issued shares by special resolution. However, if at any time the issued share capital is divided into different classes of shares, the rights attached to any class may not be varied except with the consent in writing of the holders of at least 75 per cent. of the issued shares of that class or through a resolution passed at a separate general meeting of the holders of the shares of that class. The quorum for such a meeting shall be the lesser of (i) 3 shareholders or (ii) 75 per cent. of the shareholders of that class, present in person or by their representatives, agents or proxies, provided that such shareholders must control or hold at least one half of the issued shares of that class. A share shall be a share of a different class from another share if the two shares do not rank pari passu in every respect.

Changes in capital or objects and powers of Harmony

The provisions of Harmony’s Memorandum and Articles of Association pertaining to changes in Harmony’s share capital and powers are substantially equivalent to the provisions of the Companies Act. Harmony may by special resolution:

•	increase its authorised or paid-up share capital;

•	consolidate and divide all or any part of its shares into shares of a larger amount;

•	increase the number of its no par value shares without an increase of its stated capital;

•	sub-divide all or any part of its shares having a par value;

•	convert all of its ordinary or preference share capital consisting of shares having a par value into stated capital constituted by shares of no par value and vice versa;

•	convert its stated capital constituted by ordinary or preference shares of no par value into share capital consisting of shares having a par value;

•	vary the rights attached to any shares whether issued or not yet issued;

•	convert any of its issued or unissued shares into shares of another class;

•	convert any of its paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	convert any of its issued shares into preference shares which can be redeemed;

•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorised share capital by the amount of the shares so cancelled; or

•	reduce the authorised share capital.

Harmony may by ordinary resolution:

•	reduce its issued share capital;

•	reduce its stated capital; or

•	reduce its capital redemption reserve fund and share premium account.

Redemption/Purchase of Shares

No shares shall be issued which are redeemable by their terms or at the option of any party, other than preference shares.

The Companies Act permits companies to establish share incentive trusts and provide funds with which such trusts may purchase securities (including debt and equity securities) of the company or its holding company. These securities are to be held by or for the benefit of employees, including salaried directors. The Companies Act also permits such a trust to loan funds to company employees for the purpose of purchasing or subscribing for Harmony securities, provided that such trusts may not loan funds to directors who do not hold salaried employment or office.

The Companies Act provides that, with effect from 1 June 1999, a company may approve the acquisition of its own shares by special resolution, if authorised to do so by its articles. A company is not, however, permitted to make any form of payment to acquire any of its own shares if there are reasonable grounds for believing that the company is or, after the payment, would be unable to pay its debts or if, after the payment, the consolidated assets of the company fairly valued would be less than the consolidated liabilities of the company. The procedure for acquisition of shares by a company is regulated, in the case of listed companies, both by the Companies Act and the Listings Requirements of the JSE. The Companies Act further provides that a company may make payments to its shareholders if authorised by its articles subject to the liquidity and solvency requirements described above.

Harmony is authorised pursuant to its Articles of Association to approve the acquisition of its shares by special resolution from time to time. Harmony is also authorised pursuant to its Articles of Association to make payments in cash or in specie to any class of its shareholders.

Issue of Additional Shares and Pre-emption Rights

The Companies Act does not provide holders of any class of Harmony’s shares with pre-emptive rights. However, the JSE requires that any new issues of equity shares by companies listed on the exchange must first be offered to existing holders of such shares, in proportion to their current holding.

The JSE will, however, allow a company to issue shares to third parties without first offering them to existing shareholders, in circumstances such as the following:

•	pursuant to an employee share incentive scheme the terms of which have been approved by the holders of the relevant class of shares in a general meeting;

•	for the acquisition of an asset, provided that if the issue is more than 30 per cent. of the company’s issued share capital, a simple majority of holders of ordinary shares present and voting, must vote in favour of the acquisition;

•	to raise cash by way of a general issue in the discretion of the directors (but not to related parties) of up to 15 per cent. of the issued share capital in any one fiscal year at an issue price with a discount not exceeding 10 per cent. of the 30-day weighted average trading price prior to the determination date, provided that the holders of ordinary shares, present and voting at a general meeting, must approve the granting of such authority to the directors by a 75 per cent. vote; or

•	to raise cash by way of a specific issue of a specified number or a maximum number of shares for cash provided that the holders of ordinary shares, other than controlling shareholders, present and voting, vote in favour of the resolution to issue the shares at a general meeting by a 75 per cent. vote. In terms of JSE listings requirements, the circular to be sent to all shareholders informing them of the general meeting must include, inter alia:

(i)	details of the persons to whom the shares are to be issued if such persons fall into the following categories or other categories identified by the JSE: directors of the company or its subsidiaries or their associates; trustees of employee or directors’ share scheme or pension funds; any person having the right to nominate directors of the company; and certain shareholders holding more than 10 per cent. of the issued share capital;

(ii)	if the persons to whom the shares are to be issued are related parties, an independent expert’s opinion that the issue price is fair and reasonable; and

(iii)	should the maximum size of the issue equal or exceed 30 per cent. of the company’s issued share capital, full listing particulars, which include, inter alia, a reporting accountant’s report and, in the case of a mining company, a competent person’s report setting out technical details of the company’s operations and assets.

(e)	Winding-up

In the event of voluntary or compulsory liquidation, dissolution or winding up, the assets remaining after payment of all the debts and liabilities of Harmony, including the costs of liquidation, will be applied to repay the amount paid up on Harmony’s issued capital to holders of Harmony ordinary shares and, thereafter, the balance will be divided pro rata among the holders of Harmony ordinary shares, subject to any special rights or conditions attaching to any shares. Any portion of Harmony’s assets may, upon such liquidation, dissolution or winding up, and with the approval of a special resolution, be paid to the ordinary shareholders by the distribution of specific assets or may be vested in trustees for the benefit of such ordinary shareholders.

(f)	Directors

Disclosure of Interests

A Harmony director may not vote in respect of any contract or arrangement in which he or she is interested, and may not be counted in the quorum for the purpose of any resolution regarding such a contract or arrangement. This restriction does not apply, however, to:

•	any arrangement for giving the director a security or indemnity in respect of money lent, or an obligation undertaken, by such director for the benefit of Harmony;

•	any arrangement by which Harmony gives any security to a third party in respect of a debt or obligation of Harmony for which the director himself or herself has assumed responsibility, in whole or in part, whether under a guarantee or indemnity or by the deposit of a security;

•	any contract by the director to subscribe for or underwrite shares or debentures of Harmony;

•	any contract or arrangement with a company other than Harmony, in which the director holds or controls, directly or indirectly, no more than one percent of shares representing either (i) any class of the equity share capital of that company or (ii) the overall voting rights of that company; or

•	any retirement scheme or fund which relates to both directors and to employees (or a class of employees) and does not accord to any director, as such, any privilege or advantage not generally accorded to the employees to which such scheme or fund relates.

The restrictions preventing directors from voting in respect of contracts or arrangement in which they are interested may be suspended or relaxed at any time, either generally or in respect of particular circumstances, by the holders of 75 per cent. Harmony’s ordinary shares who are present and voting in a general meeting.

A director, notwithstanding his of her interest, may be counted in the quorum present at any meeting where: (i) he or she or any other director is appointed to hold any office or position of profit in Harmony; (ii) the directors resolve to exercise any of Harmony’s rights to appoint, or concur in the appointment of, a director to hold any office or position of profit in any other company; or (iii) the terms of any such appointment are considered or varied. At this meeting, each director may vote on the matters listed above, but no director may vote in respect of his or her own appointment, or the arrangement or variation of the terms of his or her own appointment.

The restrictions described above do not prevent or debar any director, as a holder of any class of Harmony shares, from taking part in or voting upon any question submitted to a vote by that class at a general meeting, regardless of that director’s personal interest or concern.

Compensation

The remuneration of the directors of Harmony in their capacity as directors, including fees per directors meeting, and additional compensation for the performance of other services, such as serving on committees, may be established either by a majority of the holders of Harmony’s ordinary shares, present and voting in a general meeting, or by a majority of disinterested directors at a meeting of directors, provided they constitute a quorum.

Borrowing Powers

The Harmony directors may raise, borrow or secure the payment of any sums of money for Harmony’s purposes as they see fit. However, without the consent of a majority of the holders of Harmony’s ordinary shares present and voting in a general meeting, the aggregate principal amount outstanding in respect of monies raised, borrowed or secured by Harmony and any of its subsidiaries may not exceed the greater of (i) Rand 40 million or (ii) the aggregate amount, from time to time, of Harmony’s issued and paid up capital, plus the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves, plus Harmony’s share premium account and the share premium accounts of Harmony’s subsidiaries.

The Companies Act provides that a company may only make a loan to its owner, director or manager with the prior consent of all the members of the company or pursuant to a special resolution relating to a specific transaction.

Rotation

At each annual general meeting of Harmony, one-third of the directors, or, if the number is not a multiple of three, then the number nearest to but not exceeding one-third, shall retire from office by rotation. Those directors who have been longest in office since their last election or re-election shall retire. As between directors of equal seniority, the directors to retire by rotation shall, in the absence of agreement, be selected by lot. If at the date of any annual general meeting, any director shall have held office for a period of at least three years since his or her last election or re-election, he or she shall retire at such meeting, either as one of the directors resigning pursuant to the aforementioned rotation principles, or in addition thereto. At the next general meeting of shareholders, F Abbott, D S Lushala, V N Fakude and Lord Renwick of Clifton KCMG will retire by rotation at the meeting. Retiring directors are eligible for re-election and the said directors have made themselves available for re-election.

If a director is appointed to any Harmony executive office, his or her employment contract may provide that he or she shall be exempt from rotation for the lesser of (i) a period of 5 years or (ii) the period during which he or she continues to hold the relevant executive office. During the relevant period, the director in question shall not be taken into account in determining the retirement of directors by rotation. The number of directors who may be exempt from retirement by rotation in this manner shall not equal or exceed one-half of the total number of the directors at the time of the relevant director’s appointment. Currently none of Harmony’s directors are exempted from retirement under these provisions.

Qualifications

There is no age limit requirement with regard to retirement or non-retirement of directors. Directors are not required to hold any shares in Harmony to qualify them for appointment as directors.

13.	SHARE PRICES

The following table sets out, for each of the calendar years or periods indicated, the reported highest and lowest middle market quotations of an Ordinary Share:

		GB Pence
		High	Low
Financial year end 30 June	2001	440.50	243.01
	2002	1,281.45	320.44
	2003	1,091.99	643.33
	1 January to 21 April 2004	951.90	681.42

14.	DIVIDENDS PER ORDINARY SHARE

Harmony has paid interim and final dividends on its ordinary shares in 2001, 2002 and 2003. In each of the last three fiscal years, an interim dividend was declared by the Board for the first six months of the fiscal year and paid during the third quarter of the fiscal year. The final dividend for fiscal year 2003 was declared on 1 August 2003 and, accordingly, will be recorded in Harmony’s financial statements for fiscal year 2004.

Harmony’s dividend record of the three financial years ended 30 June 2001, 30 June 2002 and 30 June 2003, as well as the six months ended 31 December 2004 is as follows:

Total net dividends
per ordinary share
(ZAR cents)
Interim Dividend 31 December 2000	50
Final Dividend 30 June 2001	70
Interim Dividend 31 December 2001	75
Final Dividend 30 June 2002	425
Interim Dividend 31 December 2002	125
Final Dividend 30 June 2003	150
Interim Dividend 31 December 2003	40

No shareholder has waived the right to receive dividends.

15.	PRINCIPAL SUBSIDIARIES

The following table contains a list of the principal subsidiaries of the Issuer which are consolidated in the Group financial statements. These companies are considered by the Directors to be likely to have a significant effect on the assessment of the assets and liabilities, the financial position and the profits and losses of the Group:

	Address of			Issued		Profit/loss	Value of	Loans
	registered	Class of	Percentage	capital		on ordinary	interest	from/(to)	Dividends	Principal
	office	capital	owned	($'million)	Reserves	activities	held	the issuer	paid	activities
				As at	As at	As at	As at	As at	As at
				31/04/04	31/03/04	30/06/03	31/03/04	31/03/04	30/06/03
Evander Gold	Randfontein Office Park
Mines Limited	corner Main Reef Road
	and Ward Avenue									Gold
	Randfontein, 1760	Ordinary	100	870	(82)	158	545	(39)	185	mining
Harmony Gold	Level 1, 10 Ord Street
(Australia) (Pty)	West Perth									Investment
Limited	WA, 6005	Ordinary	100	2,630	(767)	(375)	2,630	1,260	–	holding
Randfontein	Randfontein Office Park
Estates Limited	corner Main Reef Road
	and Ward Avenue									Gold
	Randfontein, 1760	Ordinary	100	591	804	193	1,311	1,326	415	mining
African Rainbow	ARM House
Minerals Gold	25 Impala Road
Limited (ArmGold)	Chislehurston									Gold
	2196	Ordinary	100	1,133	868	††	7,081	(106)	††	mining
ArmGold/	Block 27
Harmony	Randfontein Office Park
Freegold Joint	corner Main Reef Road
Venture Company	and Ward Avenue									Gold
(Pty) Limited	Randfontein, 1760	Ordinary	100	†	1,342	446	34	904	159	mining

†	Smaller than ZAR1 million.

††	As at 30 June 2003, the Issuer held no interest in African Rainbow Minerals Gold Limited and a 50 per cent. interest in ArmGold/Harmony Freegold Joint Venture Company (Pty) Limited.

No amount is still to be paid up on shares held in any of the above subsidiaries.

The following table contains a list of the remaining subsidiaries of the Issuer:

		Effective
		group interest
Company and description		Percentage
DIRECT SUBSIDIARIES:
Dormant companies:
Harmony Gold (Management Services) (Pty) Ltd	(a)	100
Virginia Salvage (Pty) Ltd	(a)	90
Unisel Gold Mines Ltd	(a)	100

Exploration company:
Lydenburg Exploration Ltd	(a)	100

Gold mining companies:
African Rainbow Minerals Gold Ltd	(a)	100
Evander Gold Mines Ltd	(a)	100
Harmony Gold Canada Inc.	(b)	100
Randfontein Estates Ltd	(a)	100

Investment holding companies:
Harmony Gold Australia (Pty) Ltd	(c)	100
West Rand Consolidated Ltd	(a)	100

Marketing companies:
Authentic Beverage (Pty) Ltd	(a)	100
Harmony Gold (Marketing) (Pty) Ltd	(a)	100
Harmony Precious Metal Services SAS	(d)	60
Musuku (Pty) Ltd	(a)	100

Property holding companies:
La Riviera (Pty) Ltd	(a)	100

		Effective
Company and description		group interest
Address if registered office		Percentage
INDIRECT SUBSIDIARIES:
Dormant companies:
Arai Liki Offshore (Pty) Ltd	(c)	84
Bracken Mines Ltd	(a)	100
Garden Gully (Pty) Ltd	(c)	100
Garnkirk (Pty) Ltd	(c)	100
Jubilee Minerals (Pty) Ltd	(c)	100
Leslie Gold Mines Ltd	(a)	100
Muro Baru (Pty) Ltd	(c)	84
NHG Investments (Pty) Ltd	(c)	100
Selcast Nickel (Pty) Ltd	(c)	100
Swaziland Gold (Pty) Ltd	(e)	100
Winkelhaak Mines Ltd	(a)	100

Exploration company:
Harmony Gold (Exploration) (Pty) Ltd	(a)	100

Gold mining companies:
Abelle Ltd	(c)	84
Big Bell Gold Operations (Pty) Ltd	(c)	100
Buffalo Creek Mines (Pty) Ltd	(c)	100
Harmony Gold Operations Ltd	(c)	100
Kalahari Goldridge Mining Company Ltd	(a)	100
Mt Magnet Gold NL	(c)	100
New Hampton Goldfields Ltd	(c)	100
South Kal Mines (Pty) Ltd	(c)	100

Investment holding companies:
Aurora Gold Ltd	(c)	84
Aurora Gold Australia (Pty) Ltd	(c)	84
Aurora Gold Finance Ltd	(c)	84
Aurora Gold Services (Pty) Ltd	(c)	84
Aurora Gold (WA) (Pty) Ltd	(c)	84
Aurora Gold (PNG) (Pty) Ltd	(c)	84
Aurora Gold (Wafi) (Pty) Ltd	(c)	84
Aurora Gold Administration (Pty) Ltd	(c)	84
Evander Stone Holdings (Pty) Ltd	(a)	100
Harmony Gold (Isle of Man) Ltd	(f)	100
Harmony Gold Investments (Pty) Ltd	(c)	100
Harmony Gold Securities (Pty) Ltd	(c)	100
Harmony Gold WA (Pty) Ltd	(c)	100
Harmony Victoria (Pty) Ltd	(c)	100
Potchefstroom Gold Areas Ltd	(a)	100
Vadessa (Pty) Ltd	(c)	100

Marketing company:
Harmony Precision Casting (Pty) Ltd	(a)	70

Mineral right holding companies:
Australian Ores & Minerals (Pty) Ltd	(c)	84
Carr Boyd Minerals (Pty) Ltd	(c)	84
Cogent (Pty) Ltd	(a)	100
Hampton Gold Mining Areas Ltd	(g)	100
Kwazulu Gold Mining Company (Pty) Ltd	(a)	100
Morobe Consolidated Goldfields Ltd	(h)	84
Portions 1 and 3 Wildebeesfontein (Pty) Ltd	(a)	100
Potchefstroom Gold Holdings (Pty) Ltd	(a)	100
Remaining Extent and Portion 15 Wildebeesfontein (Pty) Ltd	(a)	90
The Kunana Mining Company (Pty) Ltd	(a)	100
Trodex Platinum (Pty) Ltd	(a)	100
Venda Gold Mining Company (Pty) Ltd	(a)	100
Wafi Mining Ltd	(h)	84

		Effective
Company and description		group interest
Address if registered office		Percentage
Property holding companies:
Evander Township Ltd	(a)	100
Evander Township Development Ltd	(a)	100
Quarrytown Limited	(a)	100
Salt Holdings Ltd	(a)	100

JOINT VENTURE COMPANY – DIRECT:
Gold mining company:
ArmGold/Harmony Freegold Joint Venture Company (Pty) Ltd	(a)	100

Investment holding company:
Clidet 454 (Pty) Ltd	(a)	100

JOINT VENTURE COMPANY – INDIRECT:
Dormant company:
Jeanette Gold Mines Ltd	(a)	96

ASSOCIATE COMPANY – DIRECT:
Gold mining company:
Avgold Ltd	(a)	12

ASSOCIATE COMPANY – INDIRECT:
Gold mining company:
Bendigo Mining NL	(c)	32
Avgold Ltd	(a)	17

Investment holding company:
Anglovaal Mining Ltd	(a)	35

Indicates issued share capital of less than R1,000.

(a)	Incorporated in the Republic of South Africa.

(b)	Incorporated in Yukon Territory, Canada.

(c)	Incorporated in Australia.

(d)	Incorporated in France.

(e)	Incorporated in Swaziland.

(f)	Incorporated in Isle of Man.

(g)	Incorporated in the United Kingdom.

(h)	Incorporated in Papua-New Guinea.

Except where stated, all interests are in the ordinary share capital of the subsidiary. The country of principal operations and registration or incorporation is stated below each company.

16.	PRINCIPAL INVESTMENTS

Details of the principal investments made by the Group in other undertakings in the three prior financial years and in the current financial year, as well as of the principal investments currently being made are set out below. There are no principal future investments on which firm commitments have already been made by the Directors:

	Consideration		Geographical	Method of
Financial Year	R'million	Description	Distribution	financing
Since start of mine	606	Investments in Rehabilitation Trust Funds	South Africa	Internal

2002	306	294,222,437 shares in Bendigo Mining NL (31.8% shareholding)	Australia	Internal

2002	256	35,011,947 shares in Highland Gold Limited (31.7% shareholding)	Russia	Internal

2003	141	17,074,861 shares in High River Gold Ltd (16% shareholding)	Canada	Internal/External

2003	844	A 50% joint interest in 38,789,761 shares of Anglovaal Mining Ltd (an effective 17.25% interest)	South Africa	External

Unless otherwise stated, such investments are in Rand and have been financed out of the existing resources of the Group.

17.	PRINCIPAL ESTABLISHMENTS

The Issuer holds freehold and leasehold properties (or the jurisdictional equivalent) in a number of jurisdictions.

No single property is considered to be a principal establishment of the Issuer or the Group.

18.	NATURE OF FINANCIAL INFORMATION

The audited annual consolidated financial statements of the Group for each of the three years ended 30 June were audited by PricewaterhouseCoopers Inc. The reports made by the auditors on the accounts for each of the periods above were unqualified.

PricewaterhouseCoopers Inc. have given and not withdrawn their written consent to the inclusion of this document of their name and their auditor’s report and references in this document to their auditor’s report in the form and context in which they appear and have authorised the contents of that part of the Listing Particulars for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Lists of Securities) Regulations 2001 as amended.

19.	DOCUMENTS FOR INSPECTION

Copies of the following documents may be inspected during the usual business hours on any weekday (Saturdays and public holidays excluded) at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS, for the period of 14 days from the date of this document:

(a)	the Memorandum and Articles of Association of the Issuer;

(b)	the audited consolidated financial statements of the Group for the three financial years ended 30 June 2003, 30 June 2002 and 30 June 2001 together with the interim unaudited financial statements for the quarters ended 30 September 2003, 31 December 2003 and 31 March 2004;

(c)	the Subscription Agreement;

(d)	a draft (subject to modification) of the Trust Deed (including the forms of the definitive Bonds and of the Global Bonds);

(e)	a draft (subject to modification) of the Agency Agreement; and

(f)	an auditor’s report by PricewaterhouseCoopers Inc.

*	Includes full text of Harmony’s interim unaudited financial statements for the nine months ended 31 March 2004 on pages F-44 to F-46 inclusive.

REPORT OF THE INDEPENDENT AUDITORS

The financial information set out on pages F-3 to F-39 has, as regards the three years ended 30 June 2003, 30 June 2002 and 30 June 2001 been extracted without material adjustment from the audited financial statements of Harmony Gold Mining Company Limited for the years ended 30 June 2003, 30 June 2002 and 30 June 2001.

The following is the text of the report of the independent auditors of Harmony Gold Mining Company Limited in relation to the audited financial statements of Harmony Gold Mining Company Limited for the year ended 30 June 2003. References to page numbers are to the page numbers as they appear in the annual financial statements of Harmony Gold Mining Company Limited as at and for the year ended 30 June 2003. It is noted that, the text of the report of the independent auditors (set out below), including the opinion, has been prepared for and only for the Issuer’s members and for no other purpose. The independent auditors do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by the independent auditors’ prior consent in writing. It is noted that PricewaterhouseCoopers Inc have given and not withdrawn their prior written consent as set out in “General Information – Nature of Financial Information” above.

“We have audited the annual Group and Company financial statements of Harmony Gold Mining Company Limited for the year ended 30 June 2003 set out on pages 96 to 140. These financial statements are the responsibility of the directors of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards, and in accordance with International standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

•	an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements;

•	an assessment of the accounting principles used and significant estimates made by management; and

•	an evaluation of the overall presentation of financial statements.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the financial statements fairly represent, in all material respects, the financial position of the Company and the Group as at 30 June 2003, and the results of their operations, changes in equity and cash flows for the year then ended, in accordance with South African Statements of Generally Accepted Accounting Practice, International Financial Reporting Standards and in the manner required by the South African Companies’ Act.

PricewaterhouseCoopers Inc

Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
23 September 2003”

FINANCIAL INFORMATION ON HARMONY

HISTORICAL FINANCIAL INFORMATION OF HARMONY

The financial information set out below has been extracted without material adjustments from the audited consolidated Harmony financial statements for the years ended 30 June 2003, 30 June 2002 and 30 June 2001 in accordance with UK Listing Authority’s Listing Rule 12.17:

1.	INCOME STATEMENTS

		2003	2002	2001
	Notes	R’m	R’m	R’m
Revenue		8,995	7,806	4,495
Cash operating costs	2	(6,621)	(5,215)	(3,822)

Cash operating profit		2,374	2,591	673
Interest and dividends		273	138	45
Other (expenses)/income – net	4	(173)	94	81
Employment termination and restructuring costs	5	(47)	(83)	(36)
Corporate, administration and other expenditure		(72)	(78)	(19)
Exploration expenditure		(75)	(61)	(27)
Marketing and new business expenditure		(72)	(89)	(38)
(Loss)/Profit on sale of listed investments	6	(54)	46	(11)
Interest paid		(321)	(230)	(114)

Cash profit		1,833	2,328	554
Depreciation and amortisation		(582)	(308)	(237)
(Provision)/Reversal of provision for rehabilitation costs		(5)	(20)	52
Gain on financial instruments		440	48	58
(Loss)/Profit on mark-to-market of listed investments	7	(9)	595	–
Impairment of assets	8	(812)	(362)	(215)
Income from associates	15	57	–	–
Provision for former employees’ post-retirement benefits		(5)	(2)	17

Income before tax	3	917	2,279	229
Taxation expense	9	(274)	(583)	(111)

Net income before minority interests		643	1,696	118
Minority interests	10	(4)	(16)	(3)

Net income		639	1,680	115

Basic earnings per share (cents)	11	359	1,094	112
Fully diluted earnings per share (cents)	11	359	1,017	108
Basic headline earnings per share (cents)	11	661	1,316	254
Fully diluted headline earnings per share (cents)	11	660	1,223	246
Interim dividends per share (cents)	12	125	75	50
Proposed final dividends per share (cents)	12	150	425	70
Total dividends per share (cents)	12	275	500	120

2.	BALANCE SHEETS

		2003	2002	2001
	Notes	R’m	R’m	R’m
ASSETS
Non-current assets
Property, plant and equipment	13	9,969	9,433	5,424
Investments	14	868	1,778	572
Investment in associates	15	1,398	291	–
Investments in subsidiaries	15	–	–	–
Deferred taxation asset	9	37	243	–
Deferred financial asset	23	1	49	–

Total non-current assets		12,273	11,794	5,996

Current assets
Inventories	17	454	448	300
Receivables	18	771	685	799
Cash and cash equivalents		1,687	1,441	1,159

Total current assets		2,912	2,574	2,258

Total assets		15,185	14,368	8,254

EQUITY AND LIABILITIES
Share capital and reserves
Share capital	19	92	85	72
Share premium	19	6,782	5,462	3,727
Options issued		–	–	69
Fair value and other reserves	21	(242)	88	54
Retained earnings		1,996	2,328	672

Total shareholders’ equity		8,628	7,963	4,594

Minority interest
Minority interest	10	120	–	2

Total minority interest		120	–	2

Non-current liabilities
Long-term borrowings	22	2,415	1,771	1,212
Preference shares		–	–	6
Deferred taxation liabilities	9	1,571	1,013	368
Deferred financial liabilities	23	284	1,020	397
Provision for environmental rehabilitation	24	624	711	427
Provision for post-retirement benefits	25	9	9	8

Total non-current liabilities		4,903	4,524	2,418

Current liabilities
Accounts payable and accrued liabilities	26	1,376	1,648	1,083
Income and mining taxes		150	228	50
Shareholders for dividends		8	5	107

Total current liabilities		1,534	1,881	1,240

Total equity and liabilities		15,185	14,368	8,254

Net asset value		8,628	7,963	4,594
Net tangible asset value		8,628	7,963	4,594

6.E.10

3.	CASH FLOW STATEMENTS

		2003	2002	2001
	Notes	R’m	R’m	R’m
Cash flow from operations
Cash generated from operations	30	1,767	2,436	473
Interest received		270	125	45
Dividends received		3	13	–
Interest paid		(321)	(230)	(114)
Income and mining taxes paid		(402)	(88)	(30)

Net cash provided by operations		1,317	2,256	374

Cash flow from investing activities
Net increase in amounts invested in environmental trusts		(34)	(61)	(6)
Cash held by subsidiaries on acquisition		79	154	–
Restricted cash		–	–	50
Cash paid for New Hampton Mines	31	–	–	(229)
Cash paid for Elandskraal Mines	31	–	(210)	(1053)
Cash paid for Free Gold Mines	31	–	(900)	–
Cash paid for Hill 50 Mines	31	–	(1419)	–
Cash paid for St. Helena Mines	31	(60)	–	–
Cash paid for Abelle Mines	31	(769)	–	–
Cash paid for Clidet 454 (Pty) Limited	31	–	–	–
Investment in Bendigo Mining NL	15	–	(292)	–
Investment in Highland Gold acquired	15	(68)	(188)	–
Loan repaid by minority interest party		–	90	–
Cash cost to close out hedge positions		(74)	(250)	–
Proceeds on disposal of listed investments		876	158	105
Increase in other investments		(20)	(156)	(64)
Proceeds on disposal of mining assets		56	34	87
Additions to property, plant and equipment		(991)	(733)	(422)

Net cash utilised in investing activities		(1,005)	(3,773)	(1,532)

Cash flow from financing activities
Long-term borrowings raised – net		(477)	335	468
Preference shares issued		–	–	6
Ordinary shares issued		1,322	1,622	1,435
Shares issue expenses		(47)	(42)	–
Dividends paid		(968)	(221)	(120)

Net cash (utilised in)/generated by financing activities		(170)	1,694	1,789

Foreign currency translation adjustments		104	105	–

Net increase in cash and cash equivalents		246	282	631
Cash and equivalents – 1 July		1,441	1,159	528

Cash and equivalents – 30 June		1,687	1,441	1,159

4.	CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Harmony
	Number of	Number			listed		Fair value
	ordinary	of	Share	Share	options	Retained	and other
	shares	options	capital	premium	issued	earnings	reserves	Total
	issued	issued	R’m	R’m	R’m	R’m	R’m	R’m
Notes			19	19	20		21

Balance – 30 June 2000	97,310,435	7,579,900	49	2,021	69	752	(16)	2,875
Net income	–	–	–	–	–	115	–	115
Change in accounting policy	–	–	–	–	–	(43)	–	(43)
Dividends declared	–	–	–	–	–	(152)	–	(152)
Issue of shares
– Public offerings	31,784,200	–	16	1,324	–	–	–	1,340
– IDC/Simane offering	10,736,682	–	5	381	–	–	–	386
– Private offering	568,774	–	–	23	–	–	–	23
– Share trust	2,000,000	–	1	34	–	–	–	35
Exercise of employee share options	2,153,200	–	1	52	–	–	–	53
Share issue expenses	–	–	–	(108)	–	–	–	(108)
Issue of warrants	–	9,027,500	–	–	–	–	–	–
Reversal of mark-to-market sue to sale of Western Areas Limited shares	–	–	–	–	–	–	28	28
Foreign exchange translation reserve	–	–	–	–	–	–	(20)	(20)
Mark-to-market of listed and other investments	–	–	–	–	–	–	80	80
Mark-to-market of hedging instruments	–	–	–	–	–	–	(18)	(18)

Balance – 30 June 2001	144,553,291	16,607,400	72	3,727	69	672	54	4,594

Net income	–	–	–	–	–	1,680	–	1,680
Dividends declared	–	–	–	–	–	(119)	–	(119)
Issue of shares
– Public offerings	222,300	–	–	8	–	–	–	8
– International private placement	8,500,000	–	4	1,139	–	–	–	1,143
Exercise of employee share options	3,998,800	–	2	132	–	–	–	134
Conversion of preference shares	10,958,904	–	6	455	–	–	–	461
Share issue expenses	–	–	–	(42)	–	–	–	(42)
Conversion of warrants	1,014,054	(1,014,054)	1	43	–	–	–	44
Listed options expired	–	(7,579,900)	–	–	(69)	95	(26)	–
Foreign exchange translation	–	–	–	–	–	–	83	83
Mark-to-market of listed and other investments	–	–	–	–	–	–	(87)	(87)
Mark-to-market of hedging instruments	–	–	–	–	–	–	64	64

Balance – 30 June 2002	169,247,349	8,013,446	85	5,462	–	2,328	88	7,963

Net income	–	–	–	–	–	639	–	639
Dividends declared	–	–	–	–	–	(971)	–	(971)
Issue of shares
– Public offerings	8,000,000	–	3	1,059	–	–	–	1,062
– Correction of Randfontein offer	114,750	–	–	4	–	–	–	4
Exercise of employee share options	1,846,600	–	1	64	–	–	–	65
Share issue expenses	–	–	–	(47)	–	–	–	(47)
Conversion of warrants	5,645,416	(5,645,416)	3	240	–	–	–	243
Foreign exchange translation	–	–	–	–	–	–	(325)	(325)
Mark-to-market of listed and other investments	–	–	–	–	–	–	41	41
Mark-to-market of hedging instruments	–	–	–	–	–	–	(46)	(46)

Balance – 30 June 2003	184,854,115	2,368,030	92	6,782	–	1,996	(242)	8,628

1.	ACCOUNTING POLICIES

Basis of preparation

The annual financial statements are prepared on the historical cost basis, except for certain financial instruments and equity accounted investments, which are carried at fair value. The accounting policies as set out below have been consistently applied, and comply with the accounting standards issued by the International Financial Reporting Standards Board, South African Statements of Generally Accepted Accounting Practice and the South African Companies Act.

Use of estimates

The preparation of the financial statements in conformity with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards requires Harmony’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates used by management include the valuation and amortisation of mining assets and investment in associates, the valuation of other investments, as well as estimates of exposure and liabilities with regard to rehabilitation costs, employee benefit liabilities, taxation and hedging and financial derivatives. Actual results could differ from those estimates.

Harmony group accounting

The consolidated financial information includes the financial statements of Harmony, its subsidiaries, its proportionate interest in joint ventures and its interests in associates.

Subsidiaries

Which are those entities (including special purpose entities) in which the Harmony Group has an interest of more than one-half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated. Subsidiaries are consolidated from the date control is acquired and is no longer consolidated when control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition.

Inter-company transactions, balances and unrealised gains on transactions between Harmony Group companies are eliminated. Unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Harmony Group.

Investments in associates

An associate is an entity, other than a subsidiary, in which the Harmony Group has a material long-term interest and in respect of which the Harmony Group exercises significant influence over operational and financial policies, normally owning between 20% and 50% of the voting equity, but which it does not control.

Investments in associates are accounted for by using the equity method of accounting based on the most recent audited financial statements or unaudited interim financial statements. Equity accounting involves recognising in the income statement the Harmony Group’s share of the associate’s profit or loss for the period. The Harmony Group’s interest in the associate is carried in the balance sheet at an amount that reflects the cost of the investment, the share of post-acquisition earnings and other movement in reserves. The carrying value of an associate is reviewed on a regular basis and, if an impairment in the carrying value has occurred, it is written-off in the period in which such permanent impairment is identified. Unrealised gains on transactions between the Harmony Group and its associates are eliminated to the extent of the Harmony Group’s interest in the associates.

Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the assets transferred. The Harmony Group’s investment in associates includes goodwill on acquisition, net of accumulated depreciation. When the Harmony Group’s share of losses in an associate equals or exceeds its interest in the associate, the Harmony Group does not recognise further losses, unless the Harmony Group has incurred obligations or made payments on behalf of the associates.

Investment in joint ventures

A joint venture is an entity in which the Harmony Group holds a long-term interest and which is jointly controlled by the Harmony Group and one or more venturers under a contractual arrangement. The Harmony Group’s interest in jointly controlled entities is accounted for by proportionate consolidation. Under this method the Harmony Group includes its share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Harmony Group’s financial statements. The Harmony Group recognises the portion of gains or losses on the sale of assets by the Harmony Group to the joint venture that is attributable to the other ventures.

The Harmony Group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the Harmony Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

Goodwill

Represents the excess of the cost of an acquisition over the fair value of the Harmony Group’s share of the net assets of the acquired subsidiary, associate, joint venture or business at the date of acquisition. Goodwill on acquisition of subsidiaries, joint venture and businesses is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates.

Goodwill is amortised using the straight-line method over the estimated life of the underlying asset. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as potential growth and other factors inherent in the acquired companies.

At each balance sheet date the Harmony Group assesses whether there is any indication of impairment. If such indications exist, an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Foreign currencies

Foreign entities

For self sustaining foreign entities, assets and liabilities are translated using the closing rates at year-end, and income statements and cash flows are translated at the average rates for the year. Differences arising on translation are taken directly to shareholders’ equity, until the foreign entity is sold or otherwise disposed of, when the translation differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of the foreign entities are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Foreign currency transactions

The South African Rand is the functional currency of the Harmony Group. Transactions in foreign currencies are converted at the rates of exchange ruling at the date of these transactions. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at balance sheet date. Gains and losses and costs associated with foreign currency transactions are recognised in the income statement in the period to which they relate. These transactions are included in the determination of other income – net.

Convenience translations

The consolidated income statement and the consolidated balance sheet have been expressed in United States dollars for information purposes.

For this purpose, the consolidated income statement was translated at the average rate for the year and the consolidated balance sheet at the exchange rate ruling at the balance sheet date.

Financial instruments

Financial instruments are initially measured at cost, including transaction costs. Subsequent to initial recognition these instruments are measured as set out below. Financial instruments carried on the balance sheet include cash and bank balances, money market instruments, investments, receivables, trade creditors and borrowings.

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with insignificant interest rate risk and original maturities of three months or less. Cash and cash equivalents are measured at fair value, based on the relevant exchange rates at balance sheet date.

Investments

Listed investments

Investments in listed companies, other than investments in subsidiaries, joint ventures and associates, are carried at market value. Market value is calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date. Changes in the carrying amount of strategic investments are credited to shareholders’ equity. Movement in the carrying amount of trading securities are charged to the income statement. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged to the income statement. On disposal of strategic investments, amounts in the revaluation and other reserves relating to that security are transferred to the income statement.

Unlisted investments

Unlisted investments are reflected at fair value, or cost where fair value cannot reliably be measured. Fair value is based on directors’ valuation. If the directors are of the opinion that that there has been a permanent impairment in the value of these investments, they are written-down and recognised as an expense in the period in which the impairment is recognised. Changes in the carrying amount of strategic investments are credited to shareholders’ equity.

Inventories

Inventories which include gold in process and supplies, are stated at the lower of cost or net realisable value after appropriate allowances for redundant and slow-moving items.

Stores and materials consist of consumable stores and are valued at average cost after appropriate provision for redundant and slow-moving items.

Bullion on hand and gold in process represent production on hand after the smelting process for the Harmony Group’s underground operations, predominantly located in South Africa. Due to the different nature of the Harmony Group’s open pit operations, predominantly located in Australia, gold in process represents either production in broken ore form or production from the time of placement on heap leach pads. It is valued using the weighted average cost method. Cost includes average production costs at the relevant stage of production.

The Harmony Group assesses the gold content of broken ore or ore placed on heap leach pads by reference to the historical recovery factor obtained for the type of broken ore and ore added to the heap leach pad.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated cost necessary to make the sale.

Receivables

Accounts receivable are stated at the gross invoice value adjusted for payments received less impairment of these receivables, where appropriate, to reflect the fair value of the anticipated realisable value. Bad debts are written-off during the period in which they are identified.

Accounts payable

Accounts payable are stated at cost adjusted for payments made to reflect the value of the anticipated economic outflow of resources.

Hedging

All derivative financial instruments are recognised on the balance sheet at their fair value, unless they meet the criteria for normal purchase, normal sales exemption. On the date a derivative contract is entered into, the Harmony Group designates for accounting purposes as either:

(a)	a hedge of the fair value of a recognised asset or liability (fair value hedge);

(b)	a hedge of a forecasted transaction (cash flow hedge);

(c)	a hedge of a net investment in a foreign entity; or

(d)	a derivative to be marked-to-market.

Certain derivative transactions, however while providing effective economic hedges under the Harmony Group’s risk management policies, do not qualify for hedge accounting.

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, are recorded in the income statement, along with the change in fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognised directly in equity. Amounts deferred in equity are included in the income statement in the same period during which the hedged firm commitment or forecasted transaction affects net profit or loss.

Hedges of net investment in foreign entities are accounted for similarly to cash flow hedges.

Recognition of derivatives which meet the criteria for the normal purchases, normal sales exemption under the Accounting Standards are not recognised until settlement. Under these contracts the Harmony Group must physically deliver a specified quantity of gold at a future date at a specified price and to the contracted counterparty.

Changes in the fair value of derivatives which are not designated as hedges, and do not qualify for hedge accounting are recognised in the income statement.

Borrowings

Borrowings are recognised at amortised cost, comprising original debt less principal payments and amortisations, using the effective yield method.

Exploration costs

Exploration costs are expensed as incurred. When a decision is taken that a mining property is capable of commercial production, all further pre-production expenditure, including evaluation costs, are capitalised. Costs related to property acquisitions and mineral and surface rights are capitalised. Where the directors consider that there is little likelihood of the properties or rights being exploited or the value of the exploration rights have diminished below cost, a write-down is effected against exploration expenditure.

Property, plant and equipment

Mining assets

Mining assets including mine development costs and mine plant facilities are initially recorded at cost, whereafter it is recorded at cost less accumulated amortisation and impairment. Costs include pre-production expenditure incurred in the development of the mine and the present value of future decommissioning costs. Interest on borrowings to specifically finance the establishment of mining assets is capitalised until commercial levels of production are achieved. Development costs incurred to evaluate and develop new orebodies, to define mineralisation in existing orebodies to establish or expand productive capacity are capitalised. Mine development costs in the ordinary course of business to maintain production are expensed as incurred. Initial development and pre-production costs relating to a new orebody are capitalised until the orebody achieves commercial levels of production at which time the costs are amortised as set out below.

Stripping costs incurred during the production phase to remove waste ore are deferred and charged to operating costs on the basis of the average life of mine stripping ratio. The average stripping ratio is calculated as the number of tonnes waste material removed per tonne of ore mined. The average life of mine ratio is revised annually in the light of additional knowledge and change in estimates. The cost of “excess stripping” is capitalised as mine development costs when the actual stripping ratio exceeds the average life of mine stripping ratio.

Mining operations placed on care and maintenance

The net assets of operations placed on care and maintenance are written-down to net realisable value. Expenditure on the care and maintenance of these operations is charged against income, as incurred.

Non-mining fixed assets

Land is shown at cost and not depreciated. Buildings and other non-mining fixed assets are shown at cost less accumulated depreciation.

Depreciation and amortisation of mining assets

Depreciation and amortisation of mineral property interests, mineral and surface rights, mine development costs and mine plant facilities are computed principally by the units of production method based on estimated proved and probable reserves. Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves which can be recovered in future from known mineral deposits. Amortisation is first charged on mining ventures from the date on which the mining ventures reach commercial production quantities.

Depreciation and amortisation of non-mining fixed assets: Other non-mining fixed assets are depreciated on a straight-line basis over their estimated useful lives, as follows:

•	Vehicles at 20,00% per year;

•	Computer equipment at 33,33% per year;

•	Computer software at 50,00% per year; and

•	Furniture and equipment at 16,67% per year.

Impairment

The recoverability of the carrying value of the long-term assets of the Harmony Group, which include development costs are annually compared to the recoverable amount of the assets, or whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and net selling price.

In assessing the value in use, the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is the Harmony Group’s weighted average cost of capital as determined by the capital asset pricing model. An impairment is recognised in the income statement whenever the carrying amount of the asset exceeds its recoverable amount, to the extent that the carrying amount exceeds the asset’s recoverable amount. The revised carrying amount is amortised in line with Harmony Group accounting policies.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount. This reversal is recognised in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised in prior years.

The estimates of future discounted cash flows are subject to risks and uncertainties, including the future gold price and exchange rates.

It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.

Environmental obligations

Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Harmony Group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

The net present value of future rehabilitation cost estimates are recognised and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using rates that reflect the time value of money.

Annual changes in the provision consist of finance cost relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created are capitalised to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is amortised as noted in the Harmony Group’s accounting policy. Rehabilitation projects undertaken included in the estimates are charged to the provision as incurred. The cost of ongoing current programmes to prevent and control pollution is charged against income as incurred.

Environmental trust funds

Annual contributions are made to the Harmony Group’s trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the Harmony Group’s mines. Contributions are determined on the basis of the estimated environmental obligation over the life of the mine. Income earned on monies paid to environmental trust funds is accounted for as investment income. The funds contributed to the trusts plus growth in the trust funds are included under investments on the balance sheet.

Provisions

Provisions are recognised when the Harmony Group has a present legal or constructive obligation as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Deferred taxation

The Harmony Group follows the comprehensive liability method of accounting for deferred tax using the balance sheet approach. Under this method deferred income and mining taxes are recognised for the tax consequences of temporary differences by applying expected tax rates to the differences between the tax base of certain assets or liabilities and its balance sheet carrying amount. Deferred tax is charged to the income statement, except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

The principal temporary differences arise from amortisation and depreciation on property, plant and equipment, provisions, post-retirement benefits, tax losses and/or unutilised capital allowances carried forward. Deferred tax assets relating to the carry forward of unutilised tax losses and/or unutilised capital allowances are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses and/or unutilised capital allowances can be utilised.

Pension plans and other employee benefits

Pension plans

Pension plans are funded through annual contributions. The Harmony Group’s contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate. The Harmony Group’s liability is limited to its annually determined contributions.

Medical plans

The Harmony Group provides medical cover to current employees and certain retirees through multiple funds. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The healthcare obligation is measured as the present value of the estimated future cash outflows using market yields consistent with the term and risks of the obligation. Actuarial gains and losses as a result of these valuations are recognised in the income statement at revaluation date. No contributions are made for employees retiring after 30 June 1996. A liability for retirees and their dependants prior to this date is accrued in full, based on actuarial valuations prepared every three years.

Equity compensation benefits

The Harmony Group grants share options to certain employees under an employee share plan. Costs incurred in administering the scheme are expensed as incurred. No compensation cost is recognised in these financial statements for options or shares granted to employees from employee share plans.

Revenue recognition

Revenue

Revenue represents gold sales and is recognised when the risks and rewards of ownership has passed to the buyer with delivery from the refinery. Sales revenue excludes value-added tax but includes the net profit and losses arising from financial derivatives that meet the definition of normal sale to the extent that they relate to that metal and have been matched at the date of the financial statements.

Interest income

Interest is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Harmony Group.

Dividend income

Dividend income is recognised when the shareholder’s right to receive payment is established at the last date of registration.

Dividends declared

Dividends proposed and the related transactions thereon are recognised when declared by the board of directors. The dividends paid therefore relate to those declared in the current financial year. Dividends are payable in South African Rand.

Dividends declared which are payable to foreign shareholders are subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. In practice, dividends are freely transferable to foreign shareholders.

Segmental reporting

The primary reporting format of the Harmony Group is by business segment. As there is only one business segment, being mining, extraction and production of gold, the relevant disclosures have been given in the financial statements. The secondary reporting format is by geographical analysis by origin. The accounting policies of the segments are the same as those described in the other accounting policy notes.

Comparatives

Where necessary comparative figures have been adjusted to conform with changes in presentation in the current year.

The 2001 comparative figures have been restated in accordance with the published financial statements for the year ended 30 June 2002 so as to permit comparison.

		2003	2002	2001
		R’m	R’m	R’m
2.	CASH OPERATING COSTS

Cash operating costs include mine production, transport and refinery costs, general and administrative costs, movement in inventories and ore stockpiles as well as transfers to and from deferred stripping. These costs, analysed by nature, consist of the following:

	Labour costs, including contractors	3,515	2,458	2,388
	Stores and materials	1,597	1,101	912
	Water and electricity	762	475	457
	Hospital costs	89	73	–
	Changes in inventory	2	(23)	(68)
	Other	656	1,131	133

		6,621	5,215	3,822

3.	INCOME BEFORE TAX
	The following have been included in income before tax:
	Professional fees	27	32	18
	Auditors’ remuneration	5	5	2
	Fees – current year	4	2	1
	Fees – other services	1	3	1

		2003	2002	2001
		R’m	R’m	R’m
4.	OTHER (EXPENSES)/INCOME — NET
	Profit on sale of property, plant and equipment	39	21	80
	Foreign exchange (losses)/gains	(192)	99	9
	Other expenditure – net	(20)	(26)	(8)

		(173)	94	81

5.	EMPLOYMENT TERMINATION AND RESTRUCTURING COSTS
	Free State	14	16	–
	Randfontein and Elandskraal	17	36	34
	Evander	11	2	1
	Kalgold	–	–	1
	Australian operations	5	32	–
	Bissett mine	–	(3)	–

		47	83	36

The continued process of restructuring at the Free State, Randfontein, Elandskraal and Evander operations as a result of the declining rand per kilogram gold price, has resulted in excess labour, which could not be accommodated on other shafts, becoming redundant. In May 2003 Harmony announced that the Big Bell Gold Operations had exhausted all economically viable resources at prevailing or immediately forseeable Australian dollar gold prices and would cease production in July 2003. A provision was raised to cover the estimated cost of terminating the employment of 57 employees.

During the year ended 30 June 2002, the closure of Virginia No. 2 shaft and Harmony No. 4 shaft in the Free State resulted in certain excess labour, which could not be accommodated on other shafts, becoming surplus and made redundant. Elandskraal continued the process of restructuring, which was started in the 2001 year, which led to certain positions becoming redundant. The acquisition of Hill 50 in Australia resulted in the merger of the New Hampton and Hill 50 operations, which led to certain restructuring and employment termination costs being incurred. The Bissett mine was placed on care and maintenance on 30 June 2001 due to the mining operations being uneconomic at gold prices at that time. As restructuring has been completed, over-provisions on restructuring have been reversed.

During the year ended 30 June 2001, due to the closure of Randfontein No. 4 Shaft and the restructuring of Elandskraal certain restructuring costs were incurred which included the termination of service of certain production employees.

		2003	2002	2001
		R’m	R’m	R’m
6.	(LOSS)/PROFIT ON SALE OF LISTED INVESTMENTS
	(Loss)/Profit on sale of listed investments	(54)	46	(11)

During the 2003 financial year the Placer Dome shares, acquired at a total cost of R244 million, were disposed of. This investment was previously marked-to-market by R595 million, resulting in a loss of R54 million on disposal.

As part of the initial public offering of ARMgold Limited, Harmony subscribed to 2 860 000 shares at R38,67 per share. These shares were disposed of during the year ended 30 June 2002.

With the acquisition of Randfontein Estates Limited, Harmony acquired 4 944 948 shares in Western Areas Limited. These shares were disposed of at a loss of R11 million in the 2001 financial year.

		2003	2002	2001
		R’m	R’m	R’m
7.	(LOSS)/PROFIT ON MARK-TO-MARKET OF LISTED INVESTMENTS
	Mark-to-market of shares in listed companies	–	595	–
	Mark-to-market of options in listed companies	(9)	–	–

	(Loss)/profit on mark-to-market of listed investments	(9)	595	–

With the purchase of Harmony’s 31,8% interest in Bendigo Mining NL, Harmony has also been granted options to acquire 360 million shares in Bendigo any time before 31 December 2003 at Australian $0,30 per share.

These options were valued at R3 million at 30 June 2003, resulting in a loss on the mark-to-market of these options of R9 million.

On 30 June 2002, a gain was recorded on the mark-to-market of listed investments of R595 million. These shares, which were purchased at Australian $1,29 per share, were revalued at Australian $3,93 per share at year-end.

		2003	2002	2001
		R’m	R’m	R’m
8.	(IMPAIRMENT)/REVERSAL OF IMPAIRMENT OF ASSETS
	Free State operations	–	63	(43)
	Randfontein operations	–	12	(12)
	Evander operations	–	–	(11)
	Bissett operations	–	–	(149)
	Australian operations	(812)	(437)	–

		(812)	(362)	(215)

The Australian operations have reduced their reserve base from 2,3 million ounces in 2002 to 1,5 million ounces due to the current strength of the Australian dollar compared to the US dollar. This has resulted in a significant impairment to the carrying value of these assets in Harmony’s balance sheet.

The higher rand gold price at the end of June 2002, had resulted in significantly more economically mineable reserves being available at some of the other shafts, which has extended the life of several shafts and made them more profitable. Therefore some of the impairments of prior years have been reversed during the 2002 financial year.

Harmony completed the redevelopment programme at New Hampton’s Big Bell underground mine during the year ended 30 June 2002. Production indicated however that the grade was significantly less than expected. Therefore it had been deemed prudent to reduce the grade estimates for future production, which gave rise to a severe cut in the underground reserves at this mine. This resulted in a significant impairment to the carrying value of this asset in Harmony’s balance sheet.

Due to the depletion of economically mineable reserves, certain shafts at Randfontein, Evander and the Free State were closed and the remaining net book value written-off during the 2001 financial year.

The Bissett mine was placed on care and maintenance at 30 June 2001 due to the mining operations being uneconomic at gold prices at that time. The write-down of the prior year reflected the excess of the book value of long-term and other assets over the estimated salvage values of those assets.

The recoverable amount for the impairment calculation was determined at the cash-generating unit level (the shaft) and represents the value in use. Discount rates of 11,5% for the South African operations and 10,0% for the Australian operations were used in the calculations of the recoverable amount.

		2003	2002	2001
		R’m	R’m	R’m
9.	TAXATION EXPENSE
	South African taxation
	Mining tax	(158)	(198)	(63)
	Non-mining tax	(26)	(62)	–
	Deferred tax	(292)	(223)	(48)
	Foreign taxation
	Current tax	(155)	(5)	–
	Prior year adjustment	45	–	–
	Deferred tax – normal	98	(95)	–
	Deferred tax – impairment of assets	214	–	–

	Total taxation expense	(274)	(583)	(111)

	2003	2002	2001
	R’m	R’m	R’m
Mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non-mining income is taxed at a standard rate. Mining and non- mining income of Australian operations are taxed at a standard tax rate. Deferred tax is provided at the estimated expected future mining tax rate for temporary differences. Major items causing the Harmony’s income tax provision to differ from the mining statutory tax rate of 46% (2002: 46%, 2001: 46%) were:

Tax on net income at statutory mining tax rate	(422)	(1041)	(26)
Valuation allowance raised against deferred tax assets	16	53	(75)
Non-taxable income/(additional deductions)	58	(50)	(4)
Rate adjustment to reflect estimated effective mining tax rate	(85)	324	–
South African mining formula tax rate adjustment	94	98	–
Difference between non-mining tax rate and mining statutory rate on non-mining income	65	33	(6)

Income and mining tax expense	(274)	(583)	(111)

Effective income and mining tax rate	30%	26%	48%

Deferred income and mining tax liabilities and assets on the balance sheet at 30 June 2003, 30 June 2002 and 30 June 2001 relate to the following:
Deferred income and mining tax liabilities
Depreciation and amortisation	1,337	1,257	653
Product inventory not taxed	31	33	35
Other – mainly Australian operations	650	198	30

Gross deferred income and mining tax liability	2,018	1,488	718
Net deferred income and mining tax assets	(484)	(718)	(350)
Deferred financial liability	(5)	(238)	(55)
Unredeemed capital expenditure	(273)	(416)	(250)
Provisions, including rehabilitation accruals	(151)	(34)	(98)
Tax losses	(55)	(30)	(15)
Valuation allowance	–	–	68

	1,534	770	368

The Harmony Group’s net deferred tax liability is made up as follows:
Deferred tax assets	(37)	(243)	–
Deferred tax liabilities	1,571	1,013	368

	1,534	770	368

The movement in the net deferred tax liability recognised in the balance sheet is as follows:
At beginning of year	770	368	–
Acquired through the purchase of subsidiaries and businesses and the finalisation of purchase prices of subsidiaries and businesses	702	94	–
Total charge per income statement	(20)	318	–
Foreign currency translation adjustments	82	(10)	–

At end of year	1,534	770	368

At 30 June 2003 the Harmony Group has unredeemed capital expenditure of R1 450 million (2002: R1 573 million, 2001: R1 046 million) and tax losses carried forward of R64 million (2002: R93 million, 2001: R53 million) available for deduction against future mining income. These future deductions are utilisable against mining income generated only from the Harmony Group’s current mining operations and does not expire unless the Harmony Group ceases to trade for a period longer than one year.

10.	MINORITY INTERESTS

Harmony initiated a take-over of Abelle Limited on 26 February 2003. The offer closed on 30 April 2003. At 30 June 2003 Harmony held a controlling interest of 87%, with three members appointed to the board of Abelle on 5 May 2003. The remaining 13% shareholders are treated as a minority interest since this date.

With effect from 1 April 2002, Harmony re-acquired the 10% participation interest in the Elandskraal mine that it had sold to a subsidiary of Khuma Bathong, a Black Economic Empowerment Company (BEE). This has allowed Khuma Bathong to realise its investment and pursue other opportunities in the South African mining industry. The aggregate consideration paid by Harmony to Khuma Bathong was R210 million. This was netted-off against the remaining R91 million due to Harmony under its original loan of 24 April 2001 to Khuma Bathong. This 10% participation interest in Elandskraal had been disposed of in the 2001 financial year and minority interest had been separately accounted for during the year ended 30 June 2002.

11.	EARNINGS PER SHARE

	2003	2002	2001
	R’m	R’m	R’m
Basic earnings per share
Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted number of ordinary shares in issue during the year.
Net income attributable to shareholders	639	1,680	115

Weighted average number of ordinary shares in issue	177,954,245	153,509,862	102,997,239

Basic earnings per share (cents)	359	1,094	112

Fully diluted earnings per share
For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all share options granted and warrants in issue. The average number of options used in the calculation of diluted earnings per share is calculated by taking the average number of ordinary options allocated in terms of the share option scheme multiplied by the weighted average option price divided by the average price of the ordinary shares on the JSE.

Weighted average number of ordinary shares in issue	177,954,245	153,509,862	102,997,239
Adjustments for share options	(1,212,837)	7,346,070	3,348,123
Adjustments for warrants in issue	1,570,214	4,361,156	–

Weighted average number of ordinary shares for fully diluted earnings per share	178,311,622	165,217,088	106,345,362

Fully diluted earnings per share (cents)	359	1,017	108

Headline earnings per share
The calculation of headline earnings per share is based on the basic earnings per share calculation adjusted for the following items:
Net income attributable to shareholders	639	1,680	115
Profit on sale of assets	(61)	(21)	(80)
Net impairment of assets	598	362	215
Other	–	–	11

Headline earnings	1,176	2,021	261

Basic headline earnings per share (cents)	661	1,316	254
Fully diluted headline earnings per share (cents)	660	1,223	246

12.	DIVIDENDS PER SHARE

Interim dividend No. 76 of 125 cents per share (2002: dividend No. 74 of 75 cents, 2001: Dividend No. 72 of 50 cents)	230	119	51
Final dividend 2002: No. 75 of 425 cents per share (2001: No. 73 of 70 cents per share)	741	–	101

	971	119	152

	2003	2002	2001
	R’m	R’m	R’m
The dividends proposed are as follows:
Dividends proposed
Final dividend No. 77 proposed of 150 cents per share
(2002: Dividend No. 75 proposed of 425 cents, 2001: nil)	291	741	–

Dividend cover based on total declared and proposed (times)
Based on attributable income	1.2	2.0	0.8
Based on headline earnings	2.3	2.4	1.7

The final dividend in respect of the 2003 financial year was approved on 1 August 2003. These financial statements do not reflect the final dividend proposed. It will be accounted for in the 2004 financial year.

The final dividend in respect of the 2002 financial year was approved on 2 August 2002. The 2002 financial statements did not reflect the final dividend proposed. It was accounted for in the 2003 financial year.

13.	PROPERTY, PLANT AND EQUIPMENT

Mining properties, mine development costs and mine plant facilities	9,831	9,285	5,273
Other non-mining assets	138	148	151
	9,969	9,433	5,424
Mining properties, mine development costs and mine plant facilities
Cost at beginning of year	14,387	8,771	6,614
Acquired through the purchase of subsidiaries	1,394	3,843	1,751
Acquired through the purchase of businesses	72	–	–
Additions	857	735	411
Disposals	(20)	(22)	(5)
Foreign currency translation adjustments	(540)	1,060	–

	16,150	14,387	8,771

Accumulated depreciation and amortisation at beginning of year	5,102	3,498	2,972
Acquired through the purchase of subsidiaries	–	515	93
Impairment of fixed assets	812	355	202
Disposals	(6)	(8)	(2)
Foreign currency translation adjustments	(158)	447	–
Charge for the period	569	295	233
	6,319	5,102	3,498

Net book value	9,831	9,285	5,273

Other non-mining assets
Cost at beginning of year	193	189	177
Additions	1	6	12
Disposals	(3)	(3)	–
Foreign currency translation adjustments	(1)	1	–

	190	193	189

Accumulated depreciation and amortisation at beginning of year	45	38	33
Disposals	–	(3)	–
Foreign currency translation adjustments	(1)	2	–
Charge for the period	8	8	5

	52	45	38

Net book value	138	148	151

Total net book value	9,969	9,433	5,424

Other non-mining assets consist of mineral subscription and participation rights, freehold land, computer equipment and motor vehicles.

14.	INVESTMENTS

			2003	2002	2001
			R’m	R’m	R’m
Listed investments
Investment in Placer Dome Asia Pacific Limited	(a	)	–	988	320
Investment in High River Gold Mines Limited	(b	)	164	–	–
Investment in Midas Resources Limited	(c	)	5	–	–

Total listed investments			169	988	320

Other investments
Investment in Highland Gold Limited	(d	)	–	188	–
Unlisted investments and loans	(e	)	41	26	23
Amounts contributed to environmental trust funds	(f	)	606	487	193
Loan to Harmony Share Trust	(g	)	52	89	36

			699	790	252

Total investments			868	1,778	572

Notes:

(a)	The investment consisted of 43 350 992 shares in Aurion Gold Limited (previously Goldfields Australia Limited) valued at R22,78 per share. The shares are listed on the Australian Stock Exchange Limited. The market value of these shares at the close of business on 30 June 2002 by reference to stock exchange quoted prices and closing exchange rates was R988 million. On 29 July 2002, this investment was disposed of to Placer Dome Asia Pacific Limited for a total consideration of R764 million. R83 million was paid in cash and R681 million by way of exchange for shares in Placer Dome. This investment was subsequently disposed of at a total loss of R54 million. No dividends were received during the year from Placer Dome (2002: R11 million).

(b)	On 22 November 2002, Harmony purchased 17 074 861 shares in High River Gold Mines Limited for R141 million. High River Gold Mines Limited is a company subject to the laws of Ontario, Canada, that is listed on the Toronto Stock Exchange and holds gold mining assets in Russia, Canada and West Africa. This 21% investment was acquired at a discount of 16% (US$0,85 cents per share) from the 30-day weighted average share price for the 30-day period prior to the execution of the agreement with Jipangu, a Japanese investment house. Share issues subsequent to acquisition has effectively diluted Harmony’s shareholding to 16%. The market value of the investment was R164 million on 30 June 2003, resulting in an increase of R23 million since acquisition, which is reflected as equity reserves. Refer to note 21 for more details.

(c)	In February 2003 Aurora Gold WA (Proprietary) Limited, a subsidiary of Abelle Limited, sold its Lake Carey tenements to Midas Resources Limited. The consideration received was A$3 million plus 10 000 000 ordinary shares, fully paid, issued at A$0,20 per share. At 30 June 2003 the market value of the shares in Midas Resources was R5 million (A$ 0,10 per share). Midas Resources Limited is a gold exploration company, which is listed on the Australian Stock Exchange Limited.

(d)	Harmony acquired a strategic 32,5% shareholding in Highland Gold Limited on 31 May 2002 for US$18 million. Highland Gold Limited is a Jersey-based company which holds Russian gold assets, comprising a producing gold mine together with projects and potential projects at various stages of development. The investment has been accounted for as an investment in an associate in July 2002, when Harmony appointed a director on the board of Highland Gold Limited.

(e)	Unlisted investments comprise various industry-related investments and loans, which have been valued by the directors. The directors of Harmony perform independent valuations of the investments on an annual basis to ensure that no permanent impairment in the value of the investments has occurred. No dividends were received from these investments during the current financial year (2002: R2 million).

(f)	The environmental trust funds are irrevocable trusts under the Harmony Group’s control. The monies in the trusts are invested primarily in interest bearing short-term and other investments and approximate their fair value. These investments provide for the estimated cost of rehabilitation during and at the end of the life of the Harmony Group’s mines. Income earned on monies paid to the trusts is accounted for as investment income. The funds contributed to the trusts are included under held to maturity investments. These investments are restricted in use and may only be used to fund the Harmony Group’s approved rehabilitation costs.

(g)	A loan of R52 million (2002: R89 million) was made to the Harmony Share Trust to acquire 1 382 842 shares (2002: 2 716 600 shares) for employees participating in the Harmony Share Option Scheme. Refer to note 28 for details on the share option scheme.

15.	INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES

			2003	2002	2001
			R’m	R’m	R’m
Listed investments in associates
Opening carrying amount	(a	)	291	–	–
Shares acquired at cost	(b) and (c	)	1,102	306	–
Mark-to-market of listed options			(9)	–	–
Share of results after tax			57	(14)	–

			1,441	292	–
Exchange differences			(43)	(1)	–
Closing carrying amount			1,398	291	–

Notes:

(a)	At 30 June 2003 the Harmony Group held 294 222 437 shares in Bendigo Mining NL, a company incorporated in Australia. The investment represents 31,8% interest in a single project gold company, listed on the Australian Stock Exchange Limited. Harmony is developing virgin underground orebodies which have been proved to exist beneath old workings which made up this gold field, which closed in the early 1950’s after 100 years of continuous production. During the year ended 30 June 2002, all pre-production costs were capitalised. The market value of this investment as determined by closing prices on the Australian Stock Exchange Limited at the close of business and closing exchange rates amounted to R276 million (2002: R503 million). Harmony has also been granted options to acquire 360 million shares in Bendigo any time before 31 December 2003 at Australian $0,30 per share. Included in the income statement is an amount of R9 million relating to a loss on the mark-to-market of these listed options. Refer to note 7 for more details.

The Harmony Group’s interest of 31,8% in the summarised balance sheet of Bendigo Mining NL is as follows:

	2003	2002	2001
	R’m	R’m	R’m
Capital and reserves	36	79	–
Non-current liabilities	3	2	–

	39	81	–

Fixed assets	8	6	–
Net current assets	31	75	–

	39	81	–

(b)	Harmony acquired a strategic shareholding of 32 500 000 shares in Highland Gold Limited on 31 May 2002, for R188 million. On listing on the Alternative Investment Market of the LSE in December 2002, Highland Gold issued additional shares. This diluted Harmony’s initial investment of 32,5% to 31,7% after an additional 2 511 947 shares were purchased for R68 million. Highland Gold is a Jersey-based company which holds Russian gold assets, comprising a producing gold mine together with projects and potential projects at various stages of development. Highland Gold’s financial year ended at 31 December 2002. For the remainder of the Harmony Group’s accounting period, unaudited management accounts were used to compile the Harmony Group’s results. The market value of this investment as determined by closing prices on the Alternative Investment Market of the LSE at the close of business and closing exchange rates amounted to R963 million.

The Harmony Group’s interest of 31,7% in the summarised balance sheet of Highland Gold at 30 June 2003 is as follows:

	2003	2002	2001
	R’m	R’m	R’m
Capital and reserves	229	–	–
Non-current liabilities	38	–	–

	267	–	–

Fixed assets	126	–	–
Other non-current assets	41	–	–
Net current assets	100	–	–

	267	–	–

(c)	The Harmony Group has acquired a 17,25% interest in Avmin through its 50% interest in a joint venture with ARMgold Limited, Clidet 454 (Proprietary) Limited (refer to note 16(b). The joint venture company purchased 27 786 362 shares in Avmin from Anglo American plc for R1 209 million on 8 May 2003 and a further 11 003 399 shares for R478 million on 14 May 2003, giving a combined interest of 34,5% in the issued share capital of Avmin. Avmin is listed on the JSE and has interests in operating gold, manganese, iron, chrome, platinum, and nickel mines in South Africa, as well as cobalt and copper mines in Zambia. At 30 June 2003, Clidet’s 34,5% investment in Avmin was valued at R1 552 million by reference to the stock exchange quoted price of R40,00 per share.

The Harmony Group’s interest of 17,25% in the summarised balance sheet of Avmin is as follows:

	2003	2002	2001
	R’m	R’m	R’m
Capital and reserves	1,038	–	–
Non-current liabilities	232	–	–

	1,270	–	–

Fixed assets	1,133	–	–
Other non-current assets	46	–	–
Net current assets	91	–	–

	1,270	–	–

Unlisted investments in subsidiaries

Shares at fair value (refer Annexure A commencing page F-37).

Loans to subsidiaries (refer Annexure A commencing page F-37).

16. INTEREST IN JOINT VENTURES

(a)	Interest in ARMgold/Harmony Freegold Joint Venture Company (Pty) Limited

The Harmony Group has a 50% interest in a joint venture with ARMgold Limited, the ARMgold/Harmony Freegold Joint Venture Company (Proprietary) Limited, which operates as a gold mining company in the Welkom area of the Free State goldfields. The joint venture company purchased the Free Gold and Joel assets from AngloGold Limited for R2 881 million and took operational control of these assets on 3 January 2002. The following amounts represent the Harmony Group’s share of the assets and liabilities and revenue and expenses of the joint venture and are included in the consolidated balance sheet and income statement and cash flow statement:

	2003	2002	2001
	R’m	R’m	R’m
Property, plant and equipment	1,415	1,079	–
Investments	278	229	–
Current assets	390	571	–

	2,083	1,879	–

Non-current interest bearing borrowings	164	517	–
Non-current inter-Harmony Group borrowings	719	907	–
Deferred income and mining taxes	312	(213)	–
Provision for environmental rehabilitation	160	200	–
Provision for post-retirement benefits	1	1	–
Current liabilities	145	181	–

	1,501	1,593	–

Net assets	582	286	–

Income	1,861	938	–
Expenses	(1,401)	(516)	–

Profit before tax	460	422	–
Taxation	(164)	(136)	–

Profit after tax	296	286	–

Operating cash flows	556	525	–
Investing cash flows	(105)	(922)	–
Financing cash flows	(687)	900	–

Total cash flows	(236)	503	–

Proportionate interest in joint venture commitments	426	14	–

There are no contingencies relating to the Harmony Group’s interest in the joint venture. The number of employees in the joint venture was 17 146 (2002: 13 734) at year-end.

(b)	Interest in Clidet 454 (Pty) Limited

The Harmony Group has a 50% interest in a joint venture with ARMgold Limited, Clidet 454 (Proprietary) Limited. The joint venture company purchased a 24,7% interest in Anglovaal Mining Limited from Anglo American plc for R1 209 million on 8 May 2003 and a 9,8% interest for R478 million on 14 May 2003. The following amounts represent the Harmony Group’s share of the assets and liabilities and revenue and expenses of the joint venture and are included in the consolidated balance sheet and income statement and cash flow statement:

	2003	2002	2001
	R’m	R’m	R’m
Investment in associate	867	–	–

Non-current inter-Harmony Group borrowings	846	–	–

Net assets	21	–	–

Equity accounted income	21	–	–

Operating cash flows	–	–	–
Investing cash flows	(846)	–	–
Financing cash flows	846	–	–

Total cash flows	–	–	–

Proportionate interest in joint venture commitments	–	–	–

              There are no contingencies relating to the Harmony Group’s interest in the joint venture.

17.	INVENTORIES

	2003	2002	2001
	R’m	R’m	R’m
Gold in-process and bullion on hand	278	286	195
Stores and materials at average cost	176	162	105

	454	448	300

Harmony’s and Elandskraal’s gold in-process and bullion on hand are valued at net realisable value to the amount of R75 million and R20 million, respectively. All the other operations’ gold in-process are valued at cost.

18.	RECEIVABLES

Value-added tax	68	92	103
Trade receivables	147	103	70
Amount owning relating to share issue	–	–	292
Interest and other	556	490	334

	771	685	799

19.	SHARE CAPITAL AND SHARE PREMIUM

Share capital
Authorised
250 000 000 (2002: 250 000 000, 2001: 250 000 000) ordinary shares of 50 cents each
10 958 904 (2002: 10 958 904, 2001: 10 958 904) redeemable convertible preference shares of 50 cents each
Issued
184 854 115 (2002: 169 247 349, 2001: 144 553 291) ordinary shares of 50 cents each
Ordinary shares of 50 cents each at 1 July 2002	85	72	49
Issued in terms of the share option scheme	1	2	2
Issued for cash	3	4	21
Conversion of preference shares	–	6	–
Warrants converted	3	1	–

Balance at 30 June 2003	92	85	72

Share premium	6,782	5,462	3,727

The unissued shares are under the control of the directors until the forthcoming annual general meeting. Note 28 set out details in respect of the share option scheme.

Harmony has a general authority to purchase its shares up to a maximum of 20% of the issued share capital in any one financial year. This is in terms of the annual general meeting of shareholders on 15 November 2002. The general authority is subject to the Listings Requirements of the JSE and the Companies Act, 1973, as amended.

20.	HARMONY LISTED OPTIONS AND WARRANTS

	2003	2002	2001
	R’m	R’m	R’m
For the acquisition of Vermeulenskraal Noord, 1 125 000 warrants were issued at a fair value of R10,00 per warrant on 3 December 1996	–	–	11
For the acquisition of Lydenburg Exploration Limited, 6 418 855 warrants were issued at a fair value of R8,89 per warrant during the period January through March 1997	–	–	58
For obtaining the credit facility from NM Rothschild 36 045 warrants were issued at fair value of R5,70 per warrant on 6 June 1998	–	–	–

	–	–	69

In terms of a transaction dated 29 June 2001, 27 082 500 ordinary shares and 9 027 500 options to purchase 9 027 500 additional ordinary shares were issued. Ordinary shares were purchased in integral multiples of three and investors received one option for every three shares purchased. Each option entitled its holder to purchase, on any business day on or before 28 June 2003, one ordinary share at R43,00. At 30 June 2003, 6 659 470 (2002: 1 013 554) options were exercised, leaving a balance of 2 368 030 (2002: 8 013 946) options that will be issued in the 2004 financial year. These warrants were traded on the JSE.

Options were also exercisable at a price of R60,00, at which time they could have been converted into ordinary shares of Harmony, on or before 31 July 2001. None of the options were exercised and they lapsed during the 2002 financial year.

21.	FAIR VALUE AND OTHER RESERVES

	2003	2002	2001
	R’m	R’m	R’m
Foreign exchange translation reserve	(261)	64	(19)
Mark-to-market of listed investments	41	–	86
Mark-to-market of financial instruments	–	46	(18)
Other	(22)	(22)	5

	(242)	88	54

The balance of the foreign exchange translation reserve represents the cumulative translation effect of the Harmony’s off-shore operations.

On 22 November 2002, Harmony purchased 17,1 million shares in High River Gold Mines Limited, a Toronto-listed company, for a total consideration of R141 million. The market value of the investment at 30 June 2003 was R164 million, resulting in an increase of R23 million since acquisition. On 3 June 2003 Abelle Limited completed the acquisition of the remaining 50% of the Morobe Gold Project from CDC Financial Services Limited and Kula Fund Limited. In consideration Abelle paid US$10 million cash plus 12 million issued options, expiring on 30 June 2007 and exercisable at A$1,00 per option. At 30 June 2003, the options were valued at R18 million.

The mark-to-market of listed investments consisted of listed shares in AurionGold held by Harmony as a strategic interest in 2001. Subsequently this investment was reclassified as a trading security, from a strategic investment, to reflect a change in Harmony’s intentions regarding this investment from a strategic long-term investment to a non-core investment. This resulted in movements in the share price being reflected against earnings instead of equity for the 2002 year.

The mark-to-market of financial instruments at 30 June 2002, related to the currency hedge taken out in Harmony and to the movement in the derivative instruments of Randfontein which qualified for the hedge accounting in 2001. Refer to note 29 for details on financial instruments.

The different categories of fair value and other reserves are made up as follows:

	2003	2002	2001
	R’m	R’m	R’m
Foreign exchange translation reserve
At beginning of year	64	(19)	•
Current year’s foreign exchange movement	(325)	83	•

At end of year	(261)	64	(19)

Mark-to-market of listed investments
At beginning of year	–	86	•
Reclassification of mark-to-market on Aurion Gold	–	(86)	•
Mark-to-market of Abelle’s options	18	–	•
Mark-to-market of High River Gold investment	23	–	•

At end of year	41	–	(86)

Mark-to-market of financial instruments
At beginning of year	46	(18)	•
Mark-to-market of currency hedge	(46)	64	•

At end of year	–	46	(18)

Other reserves
At beginning of year	(22)	4	•
Listed options expired	–	(26)	•

At end of year	(22)	(22)	4

22.	BORROWINGS

			2003	2002	2001
			R’m	R’m	R’m
Long-term borrowings
Unsecured
Senior unsecured fixed rate bonds	(a	)	1,200	1,200	1,200
Fair value adjustment			(30)	(21)	9
Less: Amortised discount and bond issue costs			(15)	(20)	(25)

Total unsecured long-term borrowings			1,155	1,159	1,184

Secured
BAE Systems plc	(b	)	68	36	28
Less: Short-term portion			(68)	–	–

			–	36	28
BOE loan	(c	)	375	500	–
Less: Short-term portion			(125)	(125)	–

			250	375	–
AngloGold Limited	(d	)	161	517	–
Less: Short-term portion			–	(316)	–

			161	201	–
Gold Fields Limited	(e	)	4	–	–
Less: Short-term portion			(1)	–	–

			3	–	–
Nedbank	(f	)	850	–	–
Less: Amortised issue costs			(4)	–	–

			846	–	–

Total secured long-term borrowings			1,260	612	28

Total long-term borrowings			2,415	1,771	1,212

Notes:

(a)	On 16 June 2001, Harmony launched and priced an issue of senior unsecured fixed rate bonds in an aggregate principal amount of R1 200 million, with semi-annual interest payable at a rate of 13% per annum. These bonds will be repayable on 14 June 2006, subject to early redemption at Harmony’s option. The bonds are listed on the Bond Exchange of South Africa. The bonds were issued to settle existing debt and fund the purchase of Elandskraal and New Hampton. As long as the bonds are outstanding, Harmony will not permit encumbrances on its present or future assets or revenues to secure indebtedness for borrowed money, without securing the outstanding bonds equally and ratably with such indebtedness, except for certain specified permitted encumbrances. Including in the amortisation charge as per the income statement is R5 million (2002: R5 million) for amortisation of the bond issue costs.

(b)	The loan from BAE Systems plc is a US dollar denominated term loan of R68 million (US$9,0 million) (2002: R36 million (US$3,5 million)) for financing the design, development and construction of a facility for the manufacture and sale of value added gold products at Harmony’s premises in the Free State. The loan is secured by a notarial covering bond over certain gold proceeds and other assets and is repayable in full on 30 April 2004. The loan bears interest at Libor plus 2% which is accrued daily from the drawdown date and interest is repayable on a quarterly basis.

(c)	On 18 April 2002, Harmony entered into a term loan facility of R500 million with BOE Bank Limited for the purpose of partially funding Harmony’s acquisition of shares in the ARMgold/Harmony Freegold Joint Venture Company (Proprietary) Limited and loans made by Harmony to the Free Gold company in connection with the acquisition of mining assets. The facility is collateralised by a pledge of Harmony’s shares in the Freegold Joint Venture Company and is guaranteed by Randfontein, Evander, Kalgold and Lydenburg Exploration Limited. The loan is repayable in full on 23 April 2006 by way of eight semi-annual capital instalments which are due beginning 23 October 2002. The loan bears interest at a rate equal to the JIBAR rate for deposits in Rand plus 1,5% plus specified costs, which is accrued daily from the drawdown date and is payable quarterly in arrears commencing 23 July 2002.

The following restrictive covenants apply:

(i)	a consolidated net worth must be more than R4 600 million;

(ii)	the total debt to EBITDA ratio not to exceed 1,5; and

(iii)	EBITDA to total debt service ratio should not be less than 3,5.

(d)	On 24 December 2001, Free Gold entered into an agreement with AngloGold Limited to purchase its Free Gold assets for R2 881 million. R1 800 million was payable on 1 January 2002 at the call rate from this date until the 10th business day after the date of fulfilment of the last of the conditions precedent. R400 million is payable on 1 January 2005 at no interest charge. The balance of the consideration was payable five business days before AngloGold was obliged to pay recoupment tax, Capital Gains Tax and any other income tax on the disposal of the assets at no interest charge. Harmony’s 50% portion of the outstanding loan balance at 30 June 2003 was R161 million (2002: R517 million), which was proportionately consolidated.

(e)	On 1 July 2002, Free Gold entered into an agreement with St Helena Gold Mines Limited, a fully owned subsidiary of Gold Fields Limited, to purchase its St Helena assets for R129 million. R120 million was payable on 29 October 2002, being the effective date after the fulfilment of all the conditions precedent. The balance of R9 million is payable by way of a 1% royalty on turnover, monthly in arrears, for a period of 48 months, commencing on the 10th of the month following the effective date. Harmony’s 50% portion of the outstanding loan balance at 30 June 2003 was R4 million, which was proportionately consolidated.

(f)	On 8 May 2003, Harmony Gold entered into a term loan agreement with Nedbank Limited for R850 million. The purpose of this term loan agreement was to fund the acquisition of 17,25% of Avmin. This term loan was paid out in two tranches, the first tranche of R611 million was paid on 8 May 2003 and the second tranche of R239 million was paid on 13 May 2003. The loan is secured with guarantees provided by Evander Gold Mines Limited, Randfontein Estates Limited, Kalahari Goldridge Mining Company Limited and Lydenburg Exploration Limited and is repayable in full on 8 November 2004. The loan bears interest at the 3-month JIBAR rate, plus a margin of 1,5% as well as stamp duties, liquid and reserving costs all converted to a nacq (nominal annual compounded quarterly in arrears) rate. Interest is repayable on a quarterly basis. Including in the amortisation charge as per the income statement is R0,5 million (2002: R nil) for amortisation of the loan costs.

Other borrowings

The level of the Harmony’s borrowing powers, as determined by its articles of association, is such that, taking into account the obligations at 30 June 2003, Harmony will have unrestricted access to loan financing for its reasonably foreseeable requirements. At year-end, total borrowings amounted to R2 609 million (2002: R2 212 million).

23.	DEFERRED FINANCIAL LIABILITY

	2003	2002	2001
	R’m	R’m	R’m
Mark-to-market of speculative financial instruments at year-end	283	84	390
Amount owing on close out of derivatives	–	–	22
Mark-to-market of hedging financial instruments at year-end	–	887	(15)

	283	971	397

The Harmony Group’s net financial liability is made up as follows:
Deferred financial assets	(1)	(49)	–
Deferred financial liabilities	284	1,020	397

	283	971	397

During this financial year, a significant portion of the inherited hedge books of both New Hampton and Hill 50, were closed out at a cost of R69 million (US$8 million). The outstanding contracts are now treated as speculative and the mark-to-market movement will be reflected in the income statement.

During the previous financial year, the inherited Randfontein hedge book, which had been treated as speculative, was closed out at a cost of R135 million after tax. The hedge contracts of both New Hampton and Hill 50 were restructured towards the end of the 2002 financial year, to normal purchase, normal sale agreements by which Harmony was obliged to physically deliver specified quantities of gold at future dates, subject to the pricing arrangements described below. Due to the closure of the hedge agreements as mentioned above, these contracts are now treated as speculative.

Refer to note 29 for more details on the outstanding financial instruments.

24.	PROVISION FOR ENVIRONMENTAL REHABILITATION

	2003	2002	2001
	R’m	R’m	R’m
Provision raised for future rehabilitation
Opening balance	711	427	356
Acquisition of subsidiaries	30	264	123
Finalisation of purchase price of subsidiary	(66)	–	–
(Reversal of provision)/Charge to income statement	(25)	20	(52)
Exchange differences	(26)	–	–

Closing balance	624	711	427

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Harmony Group has estimated that based on current environmental and regulatory requirements, the total cost for the mines, in current monetary terms, will be R969 million (2002: R1 085 million, 2001: R655 million).

Included in the charge to the income statement is an amount of R51 million (2002: R40 million) relating to the time value of money.

The movements in the investments in the Harmony Group Environmental Trust Funds, were as follows:

	2003	2002	2001
	R’m	R’m	R’m
Opening balance	487	193	124
Transferred from other trust funds	17	222	55
Interest accrued	69	23	13
Contributions made	36	50	3
Reimbursement of costs incurred	(3)	(1)	(2)

Closing balance	606	487	193

Ultimate estimated rehabilitation cost	969	1085	655
Amounts invested in environmental trust funds	(606)	(487)	(193)

Future net obligations	363	598	462

The Harmony Group intends to finance the ultimate rehabilitation costs from the money invested with the environmental trust funds, ongoing contributions, as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.

25.	POST-RETIREMENT BENEFITS

(a)	Pension and provident funds

The Harmony Group contributes to several pension and provident funds governed by the Pension Funds Act, 1956, for the employees of its South African subsidiaries. The pension funds are multi-employer industry plans. The Harmony Group’s liability is limited to its annually determined contributions.

The provident funds are funded on the “money accumulative basis” with the member’s and employer’s contributions having been fixed in the constitution of the funds.

The Australian group companies make contributions to each employee’s Superannuation (pension) fund in accordance with the Superannuation Guarantee Scheme (“SGS”). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The Superannuation Guarantee Contributions were set at a minimum of 9% of gross salary and wages for the 2003 year (2002: 8%).

Substantially all the Harmony Group’s employees are covered by the abovementioned retirement benefit plans. Funds contributed by the Harmony Group for fiscal 2003 amounted to R187 million (2002: R191 million, 2001: R123 million).

(b)	Post-retirement benefits, other than pensions

Skilled workers in South Africa participate in the Minemed medical scheme, as well as other medical schemes. The Harmony Group contributes to these schemes on behalf of current employees and retired employees who retired prior to 31 December 1996 (Minemed medical scheme). The annual contributions for these retired employees are fixed.

The Harmony Group’s contributions to these schemes on behalf of current employees amounted to R40 million, for both 2003 and 2002 and R31 million for 2001.

No post-retirement benefits are available to other workers. No liability exists for employees who were members of these schemes who retired after the date noted above. The medical schemes pay certain medical expenses for both current and retired employees and their dependents. Current and retired employees pay an annual fixed contribution to these schemes.

An updated actuarial valuation was carried out during the 2002 fiscal year on the Minemed medical scheme following the last actuarial valuation in fiscal 2000.

Assumptions used to determine the liability relating to the Minemed medical scheme included investment returns of 12%, no increases in employer subsidies (in terms of the agreement) and mortality rates according to the South African “a mf” tables and a medical inflation rate of 0% to 7%.

The provision for former employees’ post-retirement benefits comprise medical benefits for former employees who retired. The amounts were based on an actuarial valuation conducted during the year ended 30 June 2002.

	2003	2002	2001
	R’m	R’m	R’m
The amounts recognised in the balance sheet are as follows:
Present value of unfunded obligation	9	9	8

The amounts recognised in the income statement are as follows:
Interest cost	–	2	3
Additional liability raised – Elandskraal	–	1	–
Benefits paid	5	3	–
Net actuarial gains	–	(5)	(20)

	5	1	(17)

The movement in the liability recognised in the balance sheet is as follows:
At beginning of year	9	8	25
Total expenses/(income)	–	1	(17)

At end of year	9	9	8

The principal actuarial assumptions used for accounting purposes were:
Discount rate	4% – 12%	4% – 12%
Assumed medical subsidy inflation	0% – 7%	0% – 7%

26.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Trade payables	410	263S	220
Short-term portion of long-term borrowings	194	441	–
Short-term borrowings	17	36	78
Payroll and leave liabilities	374	408	253
Accruals	298	325	–
Other liabilities	83	175	532

	1,376	1,648	1,083

Leave liability
Employee entitlements to annual leave are recognised on an ongoing basis. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. The movement in the liability recognised in the balance sheet is as follows:

At beginning of year	138	100
Acquired through the purchase of subsidiaries	1	18
Acquired through the purchase of businesses	3	–
Benefits paid	(156)	(119)
Total expenses per income statement	150	139

At end of year	136	138	100

27.	EMPLOYEE BENEFITS

	2003	2002	2001
	R’m	R’m	R’m
Number of permanent employees
Harmony Free State	12,317	12,644	14,671
Evander	6,770	7,384	6,909
Kalgold	229	222	229
Randfontein	7,154	7,455	9,700
Elandskraal	6,611	7,559	7,200
Australian Operations	255	309	169
Bissett	6	6	208
Exploration	12	20	13

	33,354	35,599	39,099
Freegold Joint Venture (50%)	8,573	6,867	–

Total	41,927	42,466	39,099

Aggregate earnings
The aggregate earnings of employees including directors were:
Salaries and wages and other benefits	2,502	1,780	1,667
Retirement benefit costs	187	191	123
Medical aid contributions	40	40	31

	2,729	2,011	1,821

The aggregate earnings for the 2003 financial year include the earnings of Free Gold and Hill 50 for the full 12-month period. The earnings of the 2002 financial year only included the earnings of Free Gold for six months and Hill 50 for three months.

28.	SHARE OPTION SCHEMES

Harmony has an Employee Share Option Scheme (“Harmony Share Option Scheme”) hereunder referred to as the HSOS scheme under which certain qualifying employees may be granted options to purchase shares in Harmony’s authorised but unissued ordinary shares. Of the total of 8 000 000 ordinary shares under the specific authority of the directors in terms of the Harmony (2001) Share Option Scheme, 7 528 100 shares have been offered to participants leaving a balance of 471 900. In addition a total of 1 065 400 shares were still outstanding under the Harmony (1994) Share Option Scheme. In terms of the rules of the HSOS scheme, the exercise price of the options granted is equal to fair market value of the shares at the date of the grant.

Options currently expire no later than 10 years from the grant date and annually from the grant date, a third of the total options granted are exercisable. Proceeds received by Harmony from the exercise are credited to share capital and share premium.

Share option activity was as follows:

	Number of	Average exercise
	share options	price per share
	granted	(Rand)
Balance as at 30 June 2000	6,899,000	–
Share options granted during the year	1,728,400	–
Share options exercised during the year	(2,835,700)	20,89

Balance as at 30 June 2001	5,791,700	–
Share options granted during the year	5,968,200	–
Share options exercised during the year	(2,682,900)	26,88

Balance as at 30 June 2002	9,077,000	–
Share options granted during the year	1,311,000	–
Share options lapsed	(461,800)
Share options exercised during the year	(2,243,300)	37,04

Balance as at 30 June 2003	7,682,900	–

The number of shares held by the Harmony Share Trust at year end amounted to 1 219 500 (2002: 2,185,200, 2001: 1,158,000).

The following table summarises the status of share options outstanding at 30 June 2003:

	Number of	Option price
Grant date	options	(Rand)
2 December 1997	13,750	11,70
21 September 1999	146,100	22,90
23 February 1999	7,000	25,75
15 November 2000	334,000	27,20
13 January 2000	248,050	35,40
24 April 2001	316,500	36,50
20 November 2001	5,276,500	49,60
2 February 2002	30,000	93,00
27 March 2003	1,311,000	91,60

	7,682,900

29.	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

Harmony is exposed to market risks, including credit risk, foreign currency, commodity price, interest rate and liquidity risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, Harmony may enter into derivative financial instruments to manage these exposures. Harmony does not issue derivative financial instruments for trading or speculative purposes.

Commodity price sensitivity

As a general rule, Harmony sells its gold production at market prices. Harmony, generally, does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. A significant proportion of Randfontein Estate’s, New Hampton’s and Hill 50’s production was, however, already hedged when they were acquired by Harmony.

During this financial year, a significant portion of the inherited hedge books of both New Hampton and Hill 50, were closed out at a cost of R69 million (US$8 million). The outstanding contracts are now treated as speculative and the marked-to-market movement will be reflected in the income statement.

During the previous financial year, the inherited Randfontein hedge book, which had been treated as speculative, was closed out at a cost of R250 million (US$22 million). The contracts of both New Hampton and Hill 50 were restructured towards the end of the 2002 financial year, to normal purchase, normal sale agreements by which Harmony was obliged to physically deliver specified quantities of gold at future dates, subject to the pricing arrangements described below. Due to the closure of the hedge agreements as mentioned above, these contracts are now treated as speculative.

Maturity schedule of the Harmony Group’s commodity contracts by type at 30 June 2003

	30 June	30 June	30 June	30 June	30 June	30 June
	2004	2005	2006	2007	2008	2009	Total
Forward sales agreements
Ounces	100,000	175,000	108,000	147,000	100,000	100,000	730,000
A$/ounce	513	513	510	515	518	518	514
Calls contracts sold
Ounces	95,000	130,000	40,000	–	–	–	265,000
A$/ounce	540	512	552	–	–	–	528

	195,000	305,000	148,000	147,000	100,000	100,000	995,000

These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.

The mark-to-market of these contracts was a negative value of R254 million (US$34 million) at 30 June 2003. These values were based on a gold price of US$346 (A$514) per ounce, exchange rates of US$/R7,51 and A$/US$0,67 and prevailing market interest rates at the time. These valuations were provided by independent risk and treasury management experts.

Maturity schedule of the 26% direct and indirect interest in the commodity contracts of Avgold at 30 June 2003

	30 June	30 June	30 June
	2004	2005	2006	Total
Forward sales agreements
Ounces	76,591	76,378	36,802	189,771
US$/ounce	313	316	323	316

After the merger with ARMgold, the Harmony Group will have 26% direct and indirect interest in Avgold, including the 11,5% interest acquired directly by Harmony on 15 July 2003. The mark-to-market of Harmony’s interest in these contracts was a negative value of R50 million (US$7 million).

Maturity schedule of the Harmony Group’s commodity contracts by type at 30 June 2002

	30 June	30 June	30 June	30 June	30 June	30 June	30 June
	2003	2004	2005	2006	2007	2008	2009	Total
Forward sales agreements
Ounces	425,792	229,000	205,000	187,500	125,000	100,000	100,000	1,372,292
A$/ounce	514	522	524	523	514	518	518	519
Calls contracts sold
Ounces	62,425	175,500	130,000	40,000	–	–	–	407,925
A$/ounce	545	544	512	552	–	–	–	535
Put contracts bought
Ounces	33,000	–	–	–	–	–	–	33,000
A$/ounce	500	–	–	–	–	–	–	500

	521,217	404,500	335,000	227,500	125,000	100,000	100,000	1,813,217

The contracts were treated as normal purchase, normal sales contracts.

The mark-to-market of these contracts was a negative value of R913 million (US$88 million) at 30 June 2002. These values were based on a gold price of US$316 (A$557) per ounce, exchange rates of US$/R10,39 and US$/A$0,57 and prevailing market interest rates and volatilities at the time. These valuations were provided by independent risk and treasury management experts.

Maturity schedule of the Harmony Group’s commodity contracts by type at 30 June 2001

	30 June	30 June	30 June	30 June	30 June
	2002	2003	2004	2005	2006	Total
South Africa
Forward sales
Ounces	–	–	12,500	37,500	–	50,000
US$/oz	–	–	284	284	–	284
Puts purchases
Ounces	750,000	–	–	–	–	750,000
R/oz	1,990	–	–	–	–	1,990
Forward purchases
Ounces	(350,000)	–	–	–	–	(350,000)
US$/oz	309	–	–	–	–	309
Calls sold
Ounces	–	27,006	163,526	200,079	59,714	450,325
$/oz	–	279	296	299	300	297

	400,000	27,006	176,026	237,579	59,714	900,325

Australia
Forward sales
Ounces	177,304	206,000	9,000	–	–	392,304
A$/oz	498,514	539	–	–	507
Puts purchases
Ounces	–	25,500	227,500	220,000	90,000	563,000
A$/oz	–	523	500	498	500	500
Calls sold
Ounces	245,000	97,206	175,500	–	–	517,706
A$/oz	500	523	526	–	–	513
Calls purchased
Ounces	(100,000)	–	–	–	–	(100,000)
A$/oz	500	–	–	–	–	500

	322,304	328,706	412,000	220,000	90,000	1,373,101

Total	722,304	355,712	588,026	457,579	149,714	2,273,335

All the above contracts where accounted for as speculative. The mark-to-market of the above contracts was a negative R314 million at
30 June 2001, based on independent valuations provided by Standard Risk and Treasury Management (Proprietary) Limited.

Foreign currency sensitivity

In the ordinary course of business, Harmony enters into transactions denominated in foreign currency (primarily US dollars). In addition, the Harmony Group has investments and liabilities in Canadian, Australian and US dollars. As a result Harmony is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. Harmony does not generally hedge its exposure to foreign currency exchange rates, however during the 2002 financial year, Harmony entered into monthly forward sales agreements amounting to US$180 million, of which US$90 million matured in the previous financial year and US$90 million matured over the period July 2002 to December 2002, at an average exchange rate of R/US$11.76. These contracts were entered into to preserve the revenue streams for the Free State operations.

These contracts were accounted for as cash flow hedges and were recorded in each period in reserves and subsequently reclassified to revenue on the contract expiry date. The marked-to-market value of these forward sales agreements on 30 June 2003 was Rnil, as all the agreements matured before year-end.

The marked-to-market value of the transactions making up the positions on 30 June 2002 was a positive R47 million (US$5 million), the valuation was based on an exchange rates of US$/R10,42 and the prevailing interest rates and volatilities at the time.

Concentration of credit risk

Financial instruments, which subject Harmony to significant concentrations of credit risk, consist predominantly of cash and cash equivalents, short-term investments and various derivative financial instruments. The Harmony Group’s financial instruments do not represent a concentration of credit risk as the Harmony Group deals with and maintains cash and cash equivalents, short-term investments and derivative financial instruments with a variety of well-established financial institutions of high-quality and credit standing. The credit exposure to any one counter-party is managed by setting exposure limits, which are reviewed regularly. The Harmony Group’s debtors and loans are regularly monitored and assessed. An adequate level of provision is maintained.

Interest rates and liquidity risk

Fluctuations in interest rates and gold lease rates impact on the value of short-term cash and financing activities.

Gold lease rates

Harmony generally does not undertake any specific actions to cover its exposure to gold lease rates in respect of its lease rate swaps. Through its acquisitions of New Hampton and Hill 50, Harmony holds certain gold lease rate swaps, which are listed below:

	2003	2004	2005	2006	2007	2008	2009
Ounces	1,399,000	770,000	585,000	400,000	225,000	125,000	25,000
Lease rate received (%)	0,86	1,03	1,04	1,04	1,05	1,05	1,05

The above instruments are all treated as speculative. The mark-to-market of the above contracts was a positive R1million (US$120 000) at 30 June 2003, based on valuations provided by independent treasury and risk management experts.

Interest rate swaps

The Harmony Group has interest rate swap agreements to convert R600 million of its R1,2 billion fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond and comprises two separate tranches:

(a)	R400 million: receive interest at a fixed rate of 13% and pay floating at JIBAR (reset quarterly) plus a spread of 1,8%.

(b)	R200 million: receive interest at a fixed rate of 13% and pay floating at JIBAR (reset quarterly) plus a spread of 2,2%.

These transactions which mature in June 2006 are designated as fair value hedges. The marked-to-market value of the transactions was a negative R30 million (US$4 million) at 30 June 2003.

Surplus funds

In the ordinary course of business, the Harmony Group receives cash from its operations and is required to fund its working capital and capital expenditure requirements. The cash is managed to ensure that surplus funds are invested to provide sufficient liquidity at the minimum risk.

Fair value

The fair value of the financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of the receivables, all accounts payable, cash and cash equivalents are a reasonable estimate of the fair values thereof, because of the short-term maturity of such instruments. The investments in the environmental trust funds approximates fair values as the funds are invested in short-term maturity investments. Listed investments (including those in the environmental trust fund) are carried at market value. Long-term loans, other than the bond, approximates fair value as they are subject to market-based rates. The carrying value of the bond approximates its market value at 30 June 2003.

30. CASH GENERATED FROM OPERATIONS

	2003	2002	2001
	R’m	R’m	R’m
Reconciliation of profit before taxation to cash generated from operations
Income before taxation	917	2,279	229
Adjustments for:
Interest received	(270)	(125)	(45)
Dividends received	(3)	(13)	–
Interest paid	321	230	114
Loss/(Profit) on sale of other assets and listed investments	54	(46)	7
Profit on sale of mining assets	(39)	(21)	(80)
Depreciation and amortisation	582	308	237
Impairment of assets	812	362	215
Gain on financial instruments	(440)	(46)	(140)
Mark-to-market of listed investments	9	(595)	–
Net (decrease )/increase in provision for environmental rehabilitation	(25)	20	(52)
Net decrease/(increase) in provision for former employees’ post-retirement benefits	–	2	(17)
Income from associates	(57)	–	–
Other non-cash transactions	(63)	(4)	(2)
Effect of changes in operating working capital items:
Receivables	(81)	127	(274)
Inventories	4	(93)	(82)
Accounts payable and accrued liabilities	46	51	363

Cash generated by operations	1,767	2,436	473

31. ADDITIONAL CASH FLOW INFORMATION

The income and mining taxes paid in the statement of cash flow represents actual cash paid.

(a)	Non-cash items

Excluded from the statements of consolidated cash flows are the following:

(i)	for the years ended June 2003: the minorities’ share in the profits of Abelle.

(ii)	for the years ended June 2002 and June 2001: the minorities’ share in the profits of Elandskraal.

(b)	Acquisitions of subsidiaries/businesses

(i)	for the year ended June 2003:

(a)	With effect from 29 October 2002, the Harmony Group acquired a 50% interest in the assets of St. Helena Mines, through its 50% shareholding in the ARMgold/Harmony Freegold Joint Venture Company (Proprietary) Limited, from St Helena Gold Mines Limited, a fully-owned subsidiary of Gold Fields Limited. The aggregate fair value of the assets acquired and liabilities assumed were as follows:

2003
R’m
Inventories	1
Property, plant and equipment	72
Environmental trust fund	17
Long-term liabilities	(5)
Deferred tax	(5)
Provision for environmental rehabilitation	(20)

Total purchase price	60

Paid for by cash	(60)

(b)	With effect from 1 May 2003, Harmony had acquired a majority shareholding in Abelle Limited and during the period to 30 June 2003 increased its shareholding such that, at 30 June 2003, Harmony had acquired 87% of the issued share capital of Abelle Limited. The aggregate fair value of the assets acquired and liabilities assumed were as follows:

2003
R’m
Inventories	9
Accounts receivable	4
Investments	5
Property, plant and equipment	1,124
Accounts payable and accrued liabilities	(17)
Provision for environmental rehabilitation	(10)
Deferred tax	(316)
Minority interest	(109)

Total purchase price	690
Paid for by cash	(769)

Cash and cash equivalents at acquisition	(79)

(c)	With effect from 8 May 2003, Harmony had acquired a 50% shareholding in the Clidet 454 (Proprietary) Limited Joint Venture. The aggregate fair value of the assets acquired and the liabilities assumed were as follows:

2003
R’m
Investment in associate	846

Total purchase price	846

Paid for by way of borrowings	(846)

(ii)	for the year ended June 2002:

(a)	With effect from 3 January 2002, Harmony had acquired a 50% shareholding in the ARMgold/Harmony Freegold Joint Venture Company (Proprietary) Limited. The aggregate fair value of the assets acquired and the liabilities assumed were as follows:

2002
R’m
Environmental Trust Fund	222
Property, plant and equipment	1,090
Accounts payable and accrued liabilities	(53)
Long-term liabilities	(190)
Deferred tax	347

Total purchase price	1,416
Paid for by way of borrowings	(516)
Paid for by cash	(900)

Cash and cash equivalents at acquisition	–

(b)	With effect from 1 April 2002, Harmony acquired the remaining 10% interest in Elandskraal from Khuma Bathong. The fair value of assets acquired were as follows:

2002
R’m
Property, plant and equipment	110
Net minority interest in Elandskraal	100

Total purchase price	210

Paid for by cash	(210)

(c)	With effect from 1 April 2002, Harmony acquired the entire share capital of Hill 50 Gold NL and its subsidiaries. The aggregate fair value of the assets acquired and the liabilities assumed were as follows:

2002
R’m
Inventories	54
Accounts receivable	29
Investments
Property, plant and equipment	2,754
Accounts payable and accrued liabilities	(134)
Long-term liabilities	(52)
Deferred financial liability	(944)
Deferred tax	(442)

Total purchase price	1,265
Paid for by cash	(1,419)

Cash and cash equivalents at acquisition	(154)

(iii)	for the year ended June 2001:

(a)	With effect from 9 April 2001, Harmony acquired Elandsrand and Deelkraal mines from AngloGold. The aggregate fair value of the assets required and liabilities assumed were:

2001
R’m
Property, plant and equipment	1,053
Investments	55
Long-term liabilities	(55)

Total purchase price	1,053

Paid for by cash	(1,053)

(b)	With effect from 1 April 2001, Harmony had acquired a majority shareholding in New Hampton and during the period to 30 June 2001 increased its shareholding such that at 30 June 2001, Harmony had acquired 100% of the issued share capital of New Hampton. The aggregate fair value of the assets acquired and liabilities assumed were:

2001
R’m
Inventories	44
Accounts receivable	18
Investments	26
Property, plant and equipment	610
Accounts payable and accrued liabilities	(149)
Long term liabilities	(320)

Total purchase price	229

Paid for by cash	(229)

(c)	Disposal of subsidiaries/businesses

(i)	for the year ended June 2001:

(a)	With effect from 24 April 2001, Harmony disposed of a 10% interest in Elandskraal to Khuma Bathong. The book value of assets and liabilities disposed of were:

2001
R’m
Property, plant and equipment	107
Inventories	7
Total purchase price	114

Paid for by cash	(114)

32.	COMMITMENTS AND CONTINGENCIES

	2003	2002	2001
	R’m	R’m	R’m
Capital expenditure commitments
Contracts for capital expenditure	34	33	123
Authorised by the directors but not contracted for	2,156	267	199

	2,190	300	322

This expenditure will be financed from existing cash resources.

Contingent liabilities
Guarantees and suretyships	15	5
Environmental guarantees	75	82

	90	87

33.	RELATED PARTY TRANSACTIONS

Ms T A Mokhobo, a non-executive director of Harmony, is the chairman of Simane Investments (Proprietary) Limited (“Simane”) and, as such, has an interest in all transactions between Harmony and Simane, including the subscription agreement under which Harmony shares were issued to Simane in January and February 2002, prior to Ms Mokhobo’s appointment as a director of Harmony.

Mr A R Flemming and Lord Renwick of Clifton KCMG each owns, directly and indirectly, shares in Highland Gold. As such, each of them has an interest in Harmony’s investment in Highland Gold.

None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had any interest, direct or indirect, in any transaction concluded in the 2003 and 2002 financial years, or in any proposed transaction that has affected or will materially affect Harmony or its investment interests or subsidiaries, other than stated above.

None of the directors or members of senior management of Harmony or any associate of such director or member of senior management is currently or has been at any time during the past two financial years indebted to Harmony.

34.	SUBSEQUENT EVENTS AFTER BALANCE SHEET DATE

(a)	On 15 July 2003, Harmony announced the acquisition of 11,5% or 77 540 830 shares in Avgold Limited from Anglo South Africa Capital (Proprietary) Limited for a consideration of R7,91 per Avgold share. The acquisition is subject to the fulfilment of suspensive conditions including the unconditional approval of the board of Anglo American plc. The consideration will be discharged by the issue of a renounceable letter of allocation to Anglo South Africa Capital representing the rights to 6 960 964 new Harmony shares, comprising 3,8% of the issued share capital of Harmony.

(b)	On 2 May 2003, Harmony and ARMgold Limited announced details on a proposed merger of their operations. The transaction will be effected by the issue of two Harmony shares for every three ARMgold shares held. Approximately 63,67 million Harmony shares will be issued. The ratio was calculated with reference to the 30-day volume weighted average traded price of Harmony and ARMgold shares prior to the final negotiation of the terms of the merger. In addition, ARMgold will pay a special dividend of R6,00 per ARMgold share prior to the implementation of the merger. The transaction will be treated as a take-over by Harmony for accounting purposes and is planned to be completed on 23 September 2003 with the final Court approval of the scheme of arrangements.

(c)	Randfontein Estates Limited, a wholly-owned subsidiary of Harmony, entered into an agreement with Africa Vanguard Resources (Proprietary) Limited on 21 January 2003, in terms of which Randfontein sold 26% of its mineral rights in respect of the Doornkop Mining Area to Africa Vanguard for a purchase consideration of R250 million. Randfontein and Africa Vanguard also entered into a joint venture agreement on the same day, in terms of which they agreed to jointly conduct a mining operation in respect of the Doornkop Mining Area. The agreements were subject to the fulfilment of certain conditions precedent, the last of which was fulfilled on 12 August 2003. The agreements were implemented and the purchase price paid on 15 August 2003.

35.	GEOGRAPHICAL AND SEGMENT INFORMATION

The primary reporting format of Harmony is by business segment. As there is only one business segment, being mining, extraction and production of gold, the relevant disclosures have been given in the financial statements. The secondary reporting format is by geographical analysis by origin. The accounting policies of the segments are the same as those described in the accounting policy notes.

The results of Abelle have been included from 1 May 2003.

Segmental information includes the results of operations of the Freegold Joint Venture and Hill 50 from date of acquisition with effect from 3 January 2002 and 1 April 2002, respectively. The results of operations of Elandskraal and New Hampton were included from date of acquisition with effect from 1 March 2000 and 1 April 2001, respectively. Gold operations are internally reported based on the following geographic areas: Free State, Evander, Kalgold, Randfontein, Elandskraal, New Hampton, Hill 50, Abelle and Free Gold. The Free State, Randfontein, Kalgold, Evander, Elandskraal and Free Gold are specific gold producing regions within South Africa. New Hampton, Hill 50 and Abelle mines are located primarily in Western Australia. Harmony also has exploration interests in Southern Africa and Australia which are included in Other. Selling, administrative, general charges and corporate costs are allocated between segments based on the size of activities based on production results.

Charges and corporate costs are allocated between segments based on the size of activities based on production results.

THE SEGMENTAL SPLIT ON A GEOGRAPHICAL BASIS

Year ended 30 June 2003

				Rand-	Elands-	FreeGold
	Free State	Evander	Kalgold	fontein	kraal	JV
	(South	(South	(South	(South	(South	(South
	Africa)	Africa)	Africa)	Africa)	Africa)	Africa)
	R’m	R’m	R’m	R’m	R’m	R’m
Profit and loss
Revenue	1,882	1,067	224	1,476	1,104	1,732
Production costs	(1,518)	(795)	(151)	(952)	(917)	(1,063)
Cash operating profit	364	272	73	524	187	669

Non-cash items
– Depreciation and amortisation	(98)	(41)	(12)	(64)	(34)	(70)
– Impairment	–	–	–	–	–	–
– Mark-to-market of listed investments	–	–	–	–	–	–
– Financial instruments	–	–	–	–	–	–

Profit/(Loss) before tax	141	210	53	440	(20)	610
Taxation (expense)/benefit	(21)	(52)	(9)	(150)	(77)	(164)

Net profit/(loss) for the period before minority interest	120	158	44	290	(97)	446

Kilograms gold (*)	19,009	11,203	2,320	15,300	11,403	17,969
Tonnes milled (*) (’000)	5,338	2,127	1,084	4,873	2,989	4,681

Capital expenditure	127	99	70	37	141	341
Total assets	6,101	1,117	423	2,165	351	1,381
Total liabilities	3,334	294	25	557	187	782

[Additional columns below]

[Continued from above table, first column(s) repeated]

	New
	Hampton	Hill 50	Abelle
	(Australia)	(Australia)	(Australia)	Other	Total
	R’m	R’m	R’m	R’m	R’m
Profit and loss
Revenue	434	1,044	32	–	8,995
Production costs	(376)	(828)	(21)	–	(6,621)
Cash operating profit	58	216	11	–	2,374

Non-cash items
– Depreciation and amortisation	(46)	(214)	–	(3)	(582)
– Impairment	(162)	(650)	–	–	(812)
– Mark-to-market of listed investments	–	–	–	(9)	(9)
– Financial instruments	76	364	–	–	440

Profit/(Loss) before tax	(78)	(507)	2	66	917
Taxation (expense)/benefit	124	118	6	(49)	(274)

Net profit/(loss) for the period before minority interest	46	(389)	8	17	643

Kilograms gold (*)	4,138	11,355	359	–	93,056
Tonnes milled (*) (’000)	1,945	5,144	58	–	28,239

Capital expenditure	8	275	1,152	2	2,252
Total assets	(23)	461	520	2,689	15,185
Total liabilities	2	730	498	147	6,556

*	Production statistics are unaudited.

Year ended 30 June 2002

				Rand-	Elands-	FreeGold
	Free State	Evander	Kalgold	fontein	kraal	JV	New
	(South	(South	(South	(South	(South	(South	Hampton	Hill 50	(*)
	Africa)	Africa)	Africa)	Africa)	Africa)	Africa)	(Australia)	(Australia)	Other	Total
	R’m	R’m	R’m	R’m	R’m	R’m	R’m	R’m	R’m	R’m
Profit and loss
Revenue	1,829	1,191	1,791	628	1,365	918	493	185	18	7,806
Cash operating costs	(1,351)	(723)	(130)	(1,013)	(950)	(431)	(474)	(134)	(9)	(5,215)
Cash operating profit	478	468	49	615	415	487	19	51	9	2,591

Non-cash items
– Depreciation and amortisation	(82)	(26)	(11)	(53)	(36)	(30)	(25)	(44)	(1)	(308)
– Impairment	63	–	–	12	–	–	(437)	–	–	(362)
– Mark-to-market of listed investments	–	–	–	–	–	–	–	–	595	595
– Financial instruments	10	–	–	(121)	–	–	46	113	–	48
Operating profit/(loss) before tax	513	441	36	355	291	422	(380)	126	475	2,279
Taxation expense	(75)	(150)	43	(140)	(15)	(136)	–	(5)	(105)	(583)

Net profit/(loss) for the period before minority interest	438	291	79	215	276	286	(380)	121	370	1,696

Kilogram gold (**)	19,034	12,920	1,934	17,469	14,807	8,681	5,957	1,912	257	82,971
Tonnes milled(**) (’000)	4,536	2,352	961	4,799	3,279	2,186	3,833	949	39	22,934
Capital expenditure	95	98	25	15	247	32	233	–	(10)	735
Total assets	5,801	1,222	332	2,233	393	981	1,488	1,496	130	14,076
Total liabilities	2,443	372	(23)	504	133	608	656	1,373	47	6,113

*	The Bissett mine in Canada was placed on care and maintenance at the end of the 2001 financial year and clean-up results amounting to R18 million revenue (257 kg) and R9 million production costs were reflected under “Other” for 2002.

**	Production statistics are unaudited.

Year ended 30 June 2001

				Rand-	Elands-
	Free State	Evander	Kalgold	fontein	kraal	New
	(South	(South	(South	(South	(South	Hampton	Bissett
	Africa)	Africa)	Africa)	Africa)	Africa)	(Australia)	(Canada)	Other	Total
	R’m	R’m	R’m	R’m	R’m	R’m	R’m	R’m	R’m
Profit and loss
Revenue	1,431	952	103	1,479	283	137	108	2	4,495
Cash operating costs	(1,385)	(693)	(98)	(1,205)	(195)	(135)	(111)	–	(3,822)
Cash operating profit	46	259	5	274	88	2	(3)	2	673

Non-cash items
– Depreciation and amortisation	(90)	(15)	(17)	(53)	(26)	(10)	(25)	(1)	(237)
– Impairment	(43)	(11)	–	(12)	–	–	(149)	–	(215)
– Mark-to-market of financial instruments	–	–	–	43	–	15	–	–	58
Operating profit/(loss) before tax	(135)	282	(12)	219	37	(1)	(187)	26	229
Taxation (expense)/benefit	8	(76)	–	(31)	(16)	–	–	4	(111)

Net profit/(loss) for the period before minority interest	127	206	(12)	188	21	(1)	(187)	30	118

Kilogram gold (*)	21,346	14,251	1,535	22,500	3,822	1,731	1,378	–	66,563
Tonnes milled (*) (’000)	5,289	2,481	959	6,285	706	1,088	266	–	17,074
Capital expenditure	120	69	33	53	62	18	49	20	424
Total assets	2,234	876	172	2,175	1,216	1,033	66	482	8,254
Total liabilities	2,035	286	30	697	159	248	23	182	3,660

*	Production statistics are unaudited.

ANNEXURE A: STATEMENT OF SUBSIDIARY COMPANIES

			Issued	Effective group			Cost of investment			Loans from/(to)
			share	interest			by holding company			holding company
			capital	2003	2002	2001	2003	2002	2001	2003	2002	2001
Company and description			R’000%		%	%	R’m	R’m	R’m	R’m	R’m	R’m
DIRECT SUBSIDIARIES:
Dormant companies:
Harmony Gold (Management Services) (Pty) Ltd	(a	)	1	100	100	100	–	–	–	–	–	–
Virginia Salvage (Pty) Ltd	(a	)	2	90	90	90	–	–	–	–	–	–
Unisel Gold Mines Ltd	(a	)	23,136	100	100	100	89	89	89	(92)	(92)	(92)
Exploration company:
Lydenburg Exploration Ltd	(a	)	42,792	100	100	100	204	204	204	(29)	(42)	(7)
Gold mining companies:
Evander Gold Mines Ltd	(a	)	39,272	100	100	100	545	545	545	(162)	(320)	(62)
Harmony Gold Canada Inc.	(b	)	25,000	100	100	100	28	28	28	16	10	22
Randfontein Estates Ltd	(a	)	19,882	100	100	100	1,311	1,307	915	672	496	1,363
Investment holding companies:
Harmony Gold Australia (Pty) Ltd	(c	)	2,630,398	100	100	100	2,630	771	–	245	1,843	551
West Rand Consolidated Ltd	(a	)	17,967	100	100	100	321	321	321	18	5	26
Marketing companies:
Authentic Beverage (Pty) Ltd	(a	)	#	100	100	–	–	–	–	–	–	–
Harmony Gold (Marketing) (Pty) Ltd	(a	)	#	100	100	100	–	–	2	53	46	–
Harmony Precious Metal Services SAS	(d	)	62	60	60	60	–	–	–	79	76	108
Property holding companies:
La Riviera (Pty) Ltd	(a	)	#	100	100	100	–	–	–	–	–	–
INDIRECT SUBSIDIARIES:
Dormant companies:
Arai Liki Offshore (Pty) Ltd	(c	)	293	87	–	–	–	–	–	–	–	–
Bracken Mines Ltd	(a	)	#	100	100	100	–	–	–	–	–	–
Garden Gully (Pty) Ltd	(c	)	#	100	100	100	–	–	–	–	–	–
Garnkirk (Pty) Ltd	(c	)	#	100	100	100	–	–	–	–	–	–
Jubilee Minerals (Pty) Ltd	(c	)	2	100	100	–	–	–	–	–	–	–
Leslie Gold Mines Ltd	(a	)	#	100	100	100	–	–	–	–	–	–
Muro Baru (Pty) Ltd	(c	)	#	87	–	–	–	–	–	–	–	–
NHG Investments (Pty) Ltd	(c	)	#	100	100	100	–	–	–	–	–	–
Selcast Nickel (Pty) Ltd	(c	)	#	100	100	100	–	–	–	–	–	–
Swaziland Gold (Pty) Ltd	(e	)	#	100	100	100	–	–	–	–	–
Winkelhaak Mines Ltd	(a	)	#	100	100	100	–	–	–	–	–	–
Exploration company:
Harmony Gold (Exploration) (Pty) Ltd	(a	)	10	100	100	100	–	–	–	–	–	3
Gold mining companies:
Abelle Ltd	(c	)	488,062	87	–	–	–	–	–	–	–	–
Big Bell Gold Operations (Pty) Ltd	(c	)	#	100	100	100	–	–	–	–	–	–
Buffalo Creek Mines (Pty) Ltd	(c	)	#	100	100	–	–	–	–	–	–	–
Harmony Gold Operations Ltd	(c	)	405,054	100	100	–	–	–	–	–	–	–
Kalahari Goldridge Mining Company Ltd	(a	)	1,275	100	100	100	–	–	–	–	–	8
Mt Magnet Gold NL	(c	)	79,710	100	100	–	–	–	–	–	–	–
New Hampton Goldfields Ltd	(c	)	196,248	100	100	100	–	–	–	–	–	–
South Kal Mines (Pty) Ltd	(c	)	6	100	100	–	–	–	–	–	–	–

			Issued	Effective group			Cost of investment			Loans from/(to)
			share	interest			by holding company			holding company
			capital	2003	2002	2001	2003	2002	2001	2003	2002	2001
Company and description			R’000%		%	%	R’m	R’m	R’m	R’m	R’m	R’m
Investment holding companies:
Aurora Gold Ltd	(c	)	685,006	87	–	–	–	–	–	–	–	–
Aurora Gold Australia (Pty) Ltd	(c	)	58	87	–	–	–	–	–	–	–	–
Aurora Gold Finance Ltd	(c	)	#	87	–	–	–	–	–	–	–	–
Aurora Gold Services (Pty) Ltd	(c	)	#	87	–	–	–	–	–	–	–	–
Aurora Gold (WA) (Pty) Ltd	(c	)	163,115	87	–	–	–	–	–	–	–	–
Aurora Gold (PNG) (Pty) Ltd	(c	)	#	87	–	–	–	–	–	–	–	–
Aurora Gold (Wafi) (Pty) Ltd	(c	)	#	87	–	–	–	–	–	–	–	–
Aurora Gold Administration (Pty) Ltd	(c	)	293	87	–	–	–	–	–	–	–	–
Evander Stone Holdings (Pty) Ltd	(a	)	#	100	100	100	–	–	–	–	–	–
Harmony Gold (Isle of Man) Ltd	(f	)	550	100	100	100	–	–	–	–	–	–
Harmony Gold Investments (Pty) Ltd	(c	)	#	100	100	–	–	–	–	–	–	–
Harmony Gold Securities (Pty) Ltd	(c	)	#	100	100	–	–	–	–	–	–	–
Harmony Gold WA (Pty) Ltd	(c	)	#	100	100	–	–	–	–	–	–	–
Harmony Victoria (Pty) Ltd	(c	)	#	100	100	–	–	–	–	–	–	–
Potchefstroom Gold Areas Ltd	(a	)	8,407	100	100	100	–	–	–	–	–	–
Vadessa (Pty) Ltd	(c	)	#	100	100	–	–	–	–	–	–	–
Marketing company:
Harmony Precision Casting (Pty) Ltd	(a	)	357	70	70	–	–	–	–	–	–	12
Mineral right holding companies:
Australian Ores & Minerals (Pty) Ltd	(c	)	8,766	87	–	–	–	–	–	–	–	–
Carr Boyd Minerals (Pty) Ltd	(c	)	402,414	87	–	–	–	–	–	–	–	–
Cogent (Pty) Ltd	(a	)	#	100	100	100	–	–	–	–	–	–
Hampton Gold Mining Areas Ltd	(g	)	299,680	100	100	100	–	–	–	–	–	–
KwaZulu Gold Mining Company (Pty) Ltd	(a	)	#	100	100	100	–	–	–	–	–	–
Morobe Consolidated Goldfields Ltd	(h	)	#	87	–	–	–	–	–	–	–	–
Portions 1 and 3 Wildebeesfontein (Pty) Ltd	(a	)	2	100	100	100	–	–	–	–	–	–
Potchefstroom Gold Holdings (Pty) Ltd	(a	)	2	100	100	100	–	–	–	–	–	–
Remaining Extent and Portion 15	(a	)
Wildebeesfontein (Pty) Ltd	(a	)	1	90	90	90	–	–	–	–	–	–
The Kunana Mining Company (Pty) Ltd	(a	)	#	100	100	100	–	–	–	–	–	–
Trodex Platinum (Pty) Ltd	(a	)	4	100	100	100	–	–	–	–	–	–
Venda Gold Mining Company (Pty) Ltd	(a	)	#	100	100	100	–	–	–	–	–	–
Wafi Mining Ltd	(h	)	#	87	–	–	–	–	–	–	–	–
Property holding companies:
Evander Township Ltd	(a	)	1,340	100	100	100	–	–	–	–	–	–
Evander Township Development Ltd	(a	)	3	100	100	100	–	–	–	–	–	–
Quarrytown Ltd	(a	)	#	100	100	100	–	–	–	–	–	–
Salt Holdings Ltd	(a	)	60	100	100	100	–	–	–	–	–	–
JOINT VENTURE COMPANIES – DIRECT:
Gold mining company:
ARMgold/Harmony Freegold Joint Venture Company (Pty) Ltd	(a	)	20	50	50	50	17	17	–	719	915	–
Investment holding company:
Clidet 454 (Pty) Ltd	(a	)	#	50	–	–	1	–	–	846	–	–
JOINT VENTURE COMPANY – INDIRECT:
Dormant company:
Jeanette Gold Mines Ltd	(a	)	#	50	50	50	–	–	–	–	–	–

The Harmony Group’s interest in jointly controlled entities is accounted for by proportionate consolidation. Under this method the Harmony Group includes its share of the joint venture’s individual income and expenses, assets and liabilities in the relevant components of the financial statements on a line-by-line basis.

			Issued	Effective group			Cost of investment			Loans from/(to)
			share	interest			by holding company			holding company
			capital	2003	2002	2001	2003	2002	2001	2003	2002	2001
Company and description			R’000%		%	%	R’m	R’m	R’m	R’m	R’m	R’m
ASSOCIATE COMPANY — DIRECT:
Gold mining company:
Highland Gold Limited	(i	)	1,432	32	33	–	–	–	–	–	–	–
ASSOCIATE COMPANIES — INDIRECT:
Gold mining company:
Bendigo Mining NL	(c	)	708,067	32	32	32	–	–	–	–	–	–
Investment holding company:
Anglovaal Mining Ltd	(a	)	5,630	17	–	–	–	–	–	–	–	–

Total							5,146	3,282	2,104	2,365	2,937	1,929

Total investments										7,511	6,219	4,033

#	Indicates issued share capital of less than R1 000.

(a)	Incorporated in South Africa.

(b)	Incorporated in the Yukon Territory, Canada.

(c)	Incorporated in Australia.

(d)	Incorporated in France.

(e)	Incorporated in Swaziland.

(f)	Incorporated in the Isle of Man.

(g)	Incorporated in the United Kingdom.

(h)	Incorporated in the Papua New Guinea.

(i)	incorporated in Jersey, USA.

Investments in associates are accounted for by using the equity method of accounting. Equity accounting involves recognising in the income statement the Harmony Group’s share of the associates’ profit or loss for the period.

The Harmony Group’s interest in the associate is carried on the balance sheet at an amount that reflects the cost of the investment, the share of post-acquisition earnings and other movement in the reserves.

The above investments are valued by the directors at book value.

The interest of Harmony in the aggregate amount of the after tax losses of its subsidiaries, joint venture companies and associates is R229 million (2002: profits of R1 159 million, 2001: profits of R242 million).

INTERIM RESULTS OF HARMONY

1.	TOTAL OPERATIONS FINANCIAL RESULTS

(Rand/Metric)(unaudited) [consolidated]

		Quarter ended	Quarter ended	Six	Six
		31 December	30 September	months	months
		2003	2003	ended	ended
		(including	(excluding	31 December	31 December
		ARMgold)	ARMgold)	2002	2003
Ore milled	t’000	8,183	6,854	13,941	15,039
Gold produced	kg	29,294	22,725	48,852	52,019
Gold price received	R/kg	85,139	86,258	103,362	85,623
Cash operating costs	R/kg	75,888	76,693	68,302	76,241

		R million	R million	R million	R million

Gold sales		2,494	1,960	5,049	4,454
Cash operating costs		2,223	1,743	3,337	3,966
Cash operating profit		271	217	1,713	488
Income from associates		(34)	(7)	–	(41)
Amortisation		(246)	(142)	(271)	(388)
Profit on sale of Highland & High River		522	–	–	522
Profit on sale of Aurion Gold shares		–	–	469	–
Mark to market of financial instruments		11	(172)	77	(161)
Rehabilitation cost provision		(18)	(10)	(21)	(28)
Employment termination costs		(20)	(12)	(27)	(32)
Other income net		65	70	101	135
Minority Interest		(6)	–	–	(6)
Interest paid		(107)	(55)	(119)	(162)
Corporate, marketing and new business expenditure		(43)	(31)	(58)	(74)
Exploration expenditure		(35)	(14)	(57)	(49)
Foreign exchange losses		(50)	(31)	–	(81)
Mark-to-market of listed investments		–	–	(506)	–

Profit before taxation		310	(187)	1,301	123
South African normal taxation
– Current tax		(84)	(18)	(245)	(102)
– Deferred tax		10	86	(173)	96

Net earnings		236	(119)	883	117

Earnings per share (cents)*
– Basic earnings		92	(62)	509	50
– Headline earnings		(66)	(67)	500	(129)
– Fully diluted earnings**		92	(62)	500	51
Dividends per share (cents)
– Proposed interim		40	–	125	40

Prepared in accordance with International Financial Reporting Standards.

*	Calculated on weighted number of shares in issue at quarter end December 2003: 257,9 million (September 2003: 192,3 million) calculated on the weighted number of shares in issue at the 6 months ended December 2003: 231,7 million (December 2002: 173,5 million).

**	Calculated on weighted average number of diluted shares in issue at quarter end December 2003: 256,5 million (September 2003: 190,9 million). Calculated on the weighted number of diluted shares in issue at 6 months ended December 2003: 230,3 million (December 2002: 176,5 million).

	Quarter ended	Quarter ended	Six	Six
	31 December	30 September	months	months
	2003	2003	ended	ended
	(including	(excluding	31 December	31 December
	ARMgold)	ARMgold)	2002	2003
Reconciliation of headline earnings:
Net earnings	236	(119)	883	117
Adjustments:
Profit on sale of assets	(3)	(9)	(16)	(12)
Profit on sale of Highland & High River – net of tax	(444)	–	–	(444)
Amortisation on goodwill	41	–	42

Headline earnings	(170)	(128)	867	(298)

2.	ABRIDGED BALANCE SHEETS

(unaudited)

	At	At	At
	31 December	30 September	31 December
	2003	2003	2002
	R’m	R’m	R’m
EMPLOYMENT OF CAPITAL
Mining assets after amortisation	14,911	14,729	8,945
Intangible assets	2,803	2,843	–
Investments	1,098	1,260	1,409
Investments in associates	2,564	2,896	–
Short-term investments – Placer Dome	–	–	723
Net current liabilities excluding cash	(924)	(1,300)	(431)
Cash	2,888	2,561	1,439

Total assets	23,340	22,989	12,085

CAPITAL EMPLOYED
Shareholders’ equity	16,251	15,937	7,863
Loans	2,863	2,881	2,009
Long-term provisions	860	840	698
Minority interest	155	139	–
Unrealised hedging loss	432	450	736
Deferred tax	2,779	2,742	779

Total equity and liabilities	23,340	22,989	12,085

Basis of accounting

The unaudited results for the quarter have been prepared on the International Financial Reporting Standards (“IFRS”) basis. These consolidated quarterly statements are prepared in accordance with IFRS 34: “Interim Financial Reporting”. The accounting policies are consistent with those applied in the previous financial year.

Issued share capital: 258,4 million ordinary shares of 50 cents each (September 2003: 257,9 million shares) (December 2002: 174,6 million).

3.	CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

	At 30 September	At 31 December
	2003	2002
	R’m	R’m
Balance at beginning of financial year	8,628	7,963
Currency translation adjustment and other	–	(455)
Issue of share capital	7,798	213
Net earnings	117	883
Dividends paid	(292)	(741)

Balance at end of December	16,251	7,863

Prepared in accordance with International Financial Reporting Standards.

4.	ABRIDGED CASH FLOW STATEMENTS

(unaudited)

	Six months ended	Six months ended
	31 December	31 December
	2003	2002
	R’m	R’m
Cash flow from operating activities	133	1,251
Cash utilised in investing activities	1,350	(618)
Cash utilised in financing activities	(282)	(635)

Increase/(Decrease) in cash and equivalents	1,201	(2)
Opening cash and equivalents	1,687	1,441

Closing cash and equivalents	2,888	1,439

Prepared in accordance with International Financial Reporting Standards.

Hedging

Maturity schedule of the Harmony Group’s commodity contracts by type at 31 December 2003:

	30 June 2005	30 June 2006	30 June 2007	30 June 2008	30 June 2009	Total
Forward sales agreements
Ounces	175,000	108,000	147,000	100,000	100,000	630,000
A$/ounce	513	510	515	518	518	514.27
Calls contracts sold
Ounces	127,100	40,000	–	–	–	167,100
A$/ounce	513	552	–	–	–	522

	302,100	148,000	147,000	100,000	100,000	797,100

These contracts are classified as speculative and the mark-to-market movement is reflected in the income statement.

During the quarter 62 900 ounces of the hedge books were closed out at a cost of R5 million (US$1 million). The mark-to-market of the remaining contracts was a negative R380 million (US$57 million) at 31 December 2003. These values were based on a gold price of US$414 (A$552) per ounce, exchange rates of US$/R6.70 and A$/US$0.75 and prevailing market interest rates at the time. These valuations were provided by independent risk and treasury management experts.

Gold lease rates

Harmony holds certain gold lease rate swaps which were acquired through its acquisitions of New Hampton and Hill 50. These instruments are all treated as speculative. The mark-to-market of the above contracts was a negative R10 million (US$1,5 million) at 31 December 2003, based on valuations provided by independent treasury and risk management experts.

Interest rate swaps

The Harmony Group has interest rate swap agreements to convert R600 million of its R1,2 billion fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond, interest is received at a fixed rate of 13% and Harmony pays floating rate based on JIBAR plus a spread raging from 1,8% to 2,2%.

These transactions which mature in June 2006 are designated as fair value hedges. The mark-to-market value of the transactions was a negative R42 million (US$6 million) at 31 December 2003, based on the prevailing interest rates and volatilities at the time.

Dividend

A dividend No. 78 of 40 cents per ordinary share being the interim dividend for the six-month period ended 31 December 2003, has been declared payable on 8 March 2004 to those registered shareholders in the books of Harmony at the close of business on 5 March 2004.

TOTAL OPERATIONS — QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)

	Quarter ended	Quarter ended	Quarter ended
	31 March	31 December	31 March
	2004	2003	2003
Ore milled — t’000	7,770	8,183	7,070
Gold produced — kg	24,735	29,294	22,211
Gold price received — R/kg	88,277	85,139	94,687
Cash operating costs — R/kg	82,852	75,888	73,150

	R million	R million	R million
Gold sales	2,183	2,494	2,103
Cash operating costs	2,049	2,223	1,625

Cash operating profit	134	271	478
Other income — net	62	65	40
Employment termination and restructuring costs	(14)	(20)	(8)
Corporate, marketing, new business expenditure	(34)	(43)	(32)
Exploration expenditure	(14)	(35)	(23)
Income/(loss) from associates	33	(34)	24
Profit on sale of listed investments	—	522	—
Interest paid	(97)	(107)	(63)

Cash profit	70	619	416
Depreciation and amortisation	(251)	(246)	(132)
Provision for rehabilitation costs	(12)	(18)	(13)
Gain on financial instruments	48	11	133
Loss on listed investments	—	—	(17)
Loss on foreign exchange	(11)	(50)	(49)

(Loss)/income before tax	(156)	316	338
Current tax — benefit/(expense)	11	(84)	(30)
Deferred tax — benefit/(expense)	67	10	(73)

Net (loss)/income before minority interests	(78)	242	235
Minority interests	(3)	(6)	—

Net (loss)/income	(81)	236	235

Earnings per share — cents*
- Basic (loss)/earnings	(31)	92	130
- Headline (loss)/earnings	(16)	(66)	126
- Fully diluted (loss)/earnings**	(31)	92	129
Dividends per share — (cents)
- Interim	40	—	125

Prepared in accordance with International Financial Reporting Standards.

*Calculated on weighted number of shares in issue at quarter-end March 2004: 258.4 million (December 2003: 257.9 million) ( March 2003: 180.6 million).

**Calculated on weighted average number of diluted shares in issue at quarter-end March 2004: 257.0 million (December 2003: 256.5 million) (March 2003: 182.5 million).

Reconciliation of headline earnings:
Net (loss)/earnings	(81)	236	235
Adjustments:
- Profit on sale of assets	(2)	(3)	(7)
- Profit on sale of Highland & High River — net of tax	—	(444)	—
- Amortisation on goodwill	42	41	—

Headline (loss)/earnings	(41)	(170)	228

TOTAL OPERATIONS — YEAR TO DATE FINANCIAL RESULTS (Rand/metric) (Unaudited)

			Year to date
			31 March
			2004
			Including
	Year to date	Year to date	ARMgold
	31 March	31 March	in September
	2004	2003	2003 Quarter
Ore milled — t’000	22,809	21,011	24,547
Gold produced — kg	76,754	71,063	84,174
Gold price received — R/kg	86,481	100,657	86,500
Cash operating costs — R/kg	78,370	69,811	77,731

	R million	R million	R million
Gold sales	6,638	7,153	7,281
Cash operating costs	6,015	4,961	6,543

Cash operating profit	623	2,192	738
Other income — net	199	141	250
Employment termination and restructuring costs	(41)	(35)	(49)
Corporate, marketing, new business expenditure	(104)	(90)	(115)
Exploration expenditure	(63)	(80)	(63)
(Loss)/income from associates	(8)	24	(12)
Profit on sale of listed investments	522	469	522
Interest paid	(259)	(182)	(287)

Cash profit	869	2,439	984
Depreciation and amortisation	(639)	(403)	(663)
Provision for rehabilitation costs	(35)	(34)	(42)
(Loss)/gain on financial instruments	(113)	210	(113)
Loss on listed investments	—	(523)	—
Loss on foreign exchange	(93)	(49)	(93)

(Loss)/income before tax	(11)	1,640	73
Current tax — expense	(90)	(275)	(108)
Deferred tax — benefit/(expense)	162	(246)	153

Net income before minority interests	61	1,119	118
Minority interests	(25)	—	(25)

Net income	36	1,119	93

Earnings per share — cents*
- Basic earnings	15	636	39
- Headline (loss)/earnings	(141)	623	(118)
- Fully diluted earnings**	15	629	39
Dividends per share — (cents)
- Interim	40	125	40

Prepared in accordance with International Financial Reporting Standards.

*Calculated on weighted number of shares in issue at year to date end March 2004: 240.5 million (March 2003: 175.9 million).

**Calculated on weighted average number of diluted shares in issue year to date end March 2004: 239.2 million (March 2003: 177.9 million).

Reconciliation of headline earnings:
Net earnings	36	1,119	93
Adjustments:
- Profit on sale of assets	(15)	(23)	(16)
- Profit on sale of listed investments — net of tax	(444)	—	(444)
- Amortisation on goodwill	84	—	84

Headline (loss)/earnings	(339)	1,096	(283)

ABRIDGED BALANCE SHEET AT 31 MARCH 2004

	At 31 March	At 31 December	At 30 June
	2004	2003	2003
	R million	R million	R million
	(unaudited)	(unaudited)	(audited)
ASSETS
Non-current assets
Property, plant and equipment	14,821	14,911	9,969
Investments	1,130	1,098	868
Investments in associates	2,604	2,564	1,398
Intangible assets	2,761	2,803	—

	21,316	21,376	12,235

Current assets
Inventories	455	463	454
Receivables	452	551	771
Cash and cash equivalents	2,337	2,888	1,687

	3,244	3,902	2,912

Total assets	24,560	25,278	15,147

EQUITY AND LIABILITIES
Share capital and reserves
Issued capital	14,678	14,673	6,874
Fair value and other reserves	(376)	(243)	(242)
Retained earnings	1,637	1,821	1,996

	15,939	16,251	8,628

Minority interest	147	155	120

Non-current liabilities
Long-term borrowings	2,795	2,863	2,415
Net deferred taxation liabilities	2,706	2,779	1,534
Net deferred financial liabilities	299	432	283
Long-term provisions	852	860	633

	6,652	6,934	4,865

Current liabilities	1,822	1,938	1,534

Total equity and liabilities	24,560	25,278	15,147

Number of ordinary shares in issue	258,469,684	258,350,934	184,854,115
Net asset value per share (cents)	6,217	6,350	4,732

Basis of accounting

The unaudited results for the quarter have been prepared on the International Financial Reporting Standards (“IFRS”) basis. These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.

CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED 31 MARCH 2004 (unaudited)

	Issued	Fair value
	share	and other	Retained
	capital	reserves	earnings	Total
	R million	R million	R million	R million
Balance as at 1 July 2003	6,874	(242)	1,996	8,628
Issue of share capital	7,804	—	—	7,804
Currency translation adjustment and other	—	(134)	—	(134)
Net earnings	—	—	36	36
Dividends paid	—	—	(395)	(395)

Balance as at 31 March 2004	14,678	(376)	1,637	15,939

Balance as at 1 July 2002	5,547	88	2,328	7,963
Issue of share capital	1,305	—	—	1,305
Currency translation adjustment and other	—	(489)	—	(489)
Net earnings	—	—	1,118	1,118
Dividends paid	—	—	(965)	(965)

Balance as at 31 March 2003	6,852	(401)	2,481	8,932

FINANCIAL INFORMATION ON ARMGOLD

All financial information contained in this section has been extracted without material adjustments from the published ARMgold audited financial statements for the years ended 31 December 2002, 31 December 2001 and 31 December 2000 and from the published unaudited financial statements for the quarter ended 31 March 2003.

1.	ARMGOLD INCOME STATEMENTS

	Unaudited	Audited	Audited	Audited
	Three months	Year	Year	Year
	ended	ended	ended	ended
	31 March	31 December	31 December	31 December
R’000	2003	2002	2001	2000
Revenue	718,480	3,537,791	1,181,947	1,090,791
Cost of sales	(560,069)	(2,052,703)	(911,119)	(937,542)

Profit from metals mined	158,411	1,485,088	270,828	153,249
Corporate, administration and other expenditure	(14,145)	(37,965)	(26,455)	(21,704)
Tribute expenditure	—	—	(53,653)	(124,828)

Profit from operations	144,266	1,447,123	190,720	6,717
Net non-mining income	6,652	31,258	6,000	—
Net finance income	49,560	69,790	19,325	10,333

Profit before tax	200,478	1,548,171	216,045	17,050
Tax	(74,924)	(565,588)	(83,574)	(3,225)

Net profit attributable to ordinary shareholders	125,554	982,583	132,471	13,825
Profit on sale of mining assets	(5,466)	(8,351)	—	—
Profit on long-term debt waived	—	—	(21,000)	—

Headline earnings	120,088	974,232	111,471	13,825

Earnings per share (cents)	131.47	1,222.43	264.94	27.65
Headline earnings per share (cents)	125.75	1,212.05	222.94	27.65
Diluted earnings per share (cents)	131.47	1,222.43	264.94	27.65
Dividends per share (cents)	—	3.60	40,000.00	—
Weighted number of shares in issue (’000)	95,500	80,379	50,000	50,000

2.	ARMgold balance sheets

	Unaudited	Audited	Audited	Audited
	At	At	At	At
	31 March	31 December	31 December	31 December
R’000	2003	2002	2001	2000
ASSETS
Non-current assets	1,868,659	1,855,116	101,172	101,935
Property, plant and equipment	1,095,700	1,103,286	77,219	81,767
Investments and loans	362,423	354,185	18,268	7,280
Deferred taxation	112,500	143,917	—	—
Restricted cash	298,036	253,728	5,685	5,685
Long-term receivables	—	—	—	7,203

Current assets	2,277,524	2,049,232	200,945	205,718
Inventories	34,749	26,502	10,833	6,895
Accounts receivable	143,378	135,687	78,217	54,009
Cash and cash equivalents	2,099,397	1,884,185	111,895	144,814
Short-term portion of deferred tax	—	2,858	—	—

Total assets	4,146,183	3,904,348	302,117	307,653

EQUITY AND LIABILITIES
Capital
Ordinary share capital	96	96	50	50
Share premium	1,132,454	1,132,454	—	—
Retained income	1,116,732	991,178	8,613	76,142

Ordinary shareholders’ interest	2,249,282	2,123,728	8,663	76,192
Non-current liabilities	777,671	745,826	51,079	97,366
Long-term borrowings	529,305	503,963	—	51,786
Deferred taxation	—	—	9,539	395
Rehabilitation and closure cost obligations	247,253	240,750	41,540	45,185
Provision for post-retirement liability	1,113	1,113	—	—

Current liabilities	1,119,230	1,034,794	242,375	134,095
Accounts payable	334,519	282,089	144,971	124,296
Short-term portion of borrowings	452,288	450,695	30,786	—
Current tax liability	332,423	302,010	66,618	9,799

Total equity and liabilities	4,146,183	3,904,348	302,117	307,653

Net asset value per share (cents)	2,355.27	2,642.14	17.33	152.38
Net tangible asset value per share (cents)	2,355.27	2,642.14	17.33	152.38

3.	ARMgold cash flow statements

		Unaudited	Audited	Audited	Audited
		Three months	Year	Year	Year
		ended	ended	ended	ended
		31 March	31 December	31 December	31 December
R’000	Notes	2003	2002	2001	2000
Cash generated from operating activities
Cash receipts		710,789	3,525,656	1,157,739	1,081,500
Cash paid to suppliers and employees		(490,961)	(1,898,820)	(964,849)	(1,013,566)

Cash generated by operations	1	219,828	1,626,836	192,890	67,934
Net finance income		45,811	81,158	17,859	10,333
Normal taxation paid	2	(5,921)	(81,031)	(17,611)	(6,991)
Dividends paid	3	—	(12,196)	(187,822)	—

Net cash inflow from operating activities		259,718	1,614,767	5,316	71,276

Cash flows from investing activities
Acquisition of businesses	4	—	(960,000)	—	—
Acquisition of mining and other fixed assets		(23,805)	(115,201)	(39,716)	(14,795)
Proceeds on disposal of mining assets		—	11,469	3,800	54
Costs of acquisitions capitalised		—	(1,881)	—	—
Movement in investments		(8,232)	(75,149)	—	(2)
Movement in long-term receivables		—	—	7,203	1,097
Increase in investment in Rehabilitation Trust Fund		(6,503)	(21,583)	(9,522)	(2,858)

Net cash outflow from investing activities		(25,540)	(1,162,345)	(38,235)	(16,504)

Cash flow from financing activities
Proceeds from shares issued — net of expenses		—	1,132,454	—	—
Movement in long-term borrowings		25,342	435,457	—	—

Net cash inflow from financing activities		25,342	1,567,911	—	—

Net movement in cash and cash equivalents		259,520	2,020,333	(32,919)	54,772
Cash and cash equivalents at beginning of period		2,137,913	117,580	150,499	95,727

Cash and cash equivalents at end of period		2,397,433	2,137,913	117,580	150,499

Notes to cash flow statements:

1.	Cash generated from operations

	Unaudited	Audited	Audited	Audited
	Three months	Year	Year	Year
	ended	ended	ended	ended
	31 March	31 December	31 December	31 December
R’000	2003	2002	2001	2000
Profit before taxation	200,478	1,548,171	216,045	17,050
Adjusted for non-cash items:
- Amortisation and depreciation	31,391	121,171	40,464	37,850
- Profit on sale of mining assets	(5,466)	(8,351)	—	—
- Profit on long-term debt waived	—	—	(21,000)	—
- Provision for irrevocable loans and debtors	—	—	15,000	—
- Movement in gold inventory	(1,564)	(7,216)	—	—
- Bad debts written-off	—	275	—	—
- Movement in provision for post-retirement benefits	—	1,113	(3,645)	2,151
- Movement in environmental rehabilitation obligation	6,502	14,101	—	—
Adjustment for:
- Net finance income	(49,569)	(69,790)	(19,325)	(10,333)

Operating profit before working capital changes	181,772	1,599,474	227,539	46,718
Working capital changes:
- Movement in accounts receivable	(7,691)	(56,672)	(39,208)	(9,291)
- Movement in inventories	(6,683)	(8,453)	(3,938)	2,571
- Movement in accounts payable	52,430	92,487	8,497	27,936

Cash generated from operations	219,828	1,626,836	192,890	67,934

2.	Taxation paid

Charge as per the income statement	(74,924)	(565,588)	(83,574)	(3,225)
Liability — previous period	(302,010)	(66,618)	(9,799)	451
Liability — current period	332,423	302,010	66,618	9,799
Movement in deferred tax liability	38,590	249,165	9,144	(14,016)

Taxation paid	(5,921)	(81,031)	(17,611)	(6,991)

3.	Dividends paid

Charge as per the statement of changes in equity	—	—	(200,000)	—
Capitalisation issue of 18 million ordinary shares of R0.001 each	—	(18)	—	—
Shareholders for dividends — beginning of period	—	(12,178)	—	—
Shareholders for dividends — end of period	—	—	12,178	—

Dividends paid	—	(12,196)	(187,822)	—

4.	Acquisition of businesses

	Unaudited	Audited	Audited	Audited
	Three months	Year	Year	Year
	ended	ended	ended	ended
	31 March	31 December	31 December	31 December
R’000	2003	2002	2001	2000
With effect from 1 January 2002, Freegold purchased the Freegold assets and liabilities from AngloGold for R2 741 million of which R1 370.5 million relates to ARMgold’s 50% portion. The aggregate fair value of the assets acquired and liabilities assumed were as follows:

- Environmental trust fund	—	221,936	—	—
- Property, plant and equipment	—	978,359	—	—
- Accounts payable and accrued liabilities	—	(58,633)	—	—
- Long-term borrowings	—	(158,590)	—	—
- Deferred tax	—	387,457	—	—

Total purchase consideration	—	1,370,529	—	—
Paid for by way of borrowings	—	(470,529)	—	—
Paid for by cash	—	(900,000)	—	—

Cash and cash equivalents at acquisition	—	—	—	—

With effect from 30 October 2002, Freegold purchased the St Helena assets and liabilities from Gold Fields Limited for R120 million of which R60 million relates to ARMgold’s 50% portion. The aggregate fair value of the assets acquired and liabilities assumed were as follows:

- Environmental trust fund	—	17,250	—	—
- Property, plant and equipment	—	54,879	—	—
- Accounts payable and accrued liabilities	—	1,073	—	—
- Long-term borrowings	—	(23,772)	—	—
- Deferred tax	—	18,022	—	—

Total purchase consideration	—	67,452	—	—
Paid for by way of royalties	—	(7,452)	—	—
Paid for by cash	—	(60,000)	—	—

Cash and cash equivalents at acquisition	—	—	—	—

5.	ARMgold’s statement of changes in equity

	Share	Share	Retained
R’000	capital	premium	income	Total
Audited movements:
Balance at 31 December 1999	50	—	62,317	62,367
Net income for year	—	—	13,825	13,825

Balance at 31 December 2000	50	—	76,142	76,192
Net income for year	—	—	132,471	132,471
Dividends declared	—	—	(200,000)	(200,000)

Balance at 31 December 2001	50	—	8,613	8,663
Net income for year	—	—	982,583	982,583
Capitalisation shares issued	—	—	(18)	(18)
Share premium received during the period	—	1,209,973	—	1,209,973
Share issue expenditure written-off against share premium	—	(77,519)	—	(77,519)
Shares issued during period	46	—	—	46

Balance at 31 December 2002	96	1,132,454	991,178	2,123,728
Unaudited movements
Net income for period	—	—	125,554	125,554

Balance at 31 March 2003	96	1,132,454	1,116,732	2,249,282

6.	ACCOUNTING POLICIES

Basis of preparation

The financial statements are prepared according to the historical cost accounting convention. ARMgold’s accounting policies set out below are consistent in all material respects with those applied in the previous years, except for the adoption of South African Standard AC 133, Financial Instruments: Recognition and Measurement.

Use of estimates

The preparation of the financial statements in conformity with South African Statements of Generally Accepted Accounting Practice requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

ARMgold’s financial statements incorporate the financial statements of the company and its proportionate interest in joint ventures. The financial statements for joint ventures are prepared for the same reporting period as ARMgold, using the same accounting policies.

A joint venture is an entity in which the ARMgold holds a long-term interest and which is jointly controlled by ARMgold and one or more other ventures under a contractual arrangement. ARMgold’s interest in a jointly controlled entity is accounted for by proportionate consolidation from the date on which joint effective control is transferred to ARMgold and is no longer consolidated from the date on which joint control is ceased. Under this method, ARMgold includes its share of the joint venture’s income and expenditure, assets and liabilities and cash flows on the relevant components of the financial statements.

All inter-company transactions, balances and unrealised surpluses and deficits on transactions between ARMgold and joint venture companies have been eliminated.

Goodwill

Where an investment in a subsidiary or joint venture is made, any excess of the purchase price over the fair value of the attributable mineral reserves and the net assets is recognised as goodwill. Goodwill that represents resources is amortised on a systematic basis, which recognises the depletion of resources over the lesser of the life of the mine or 20 years. Goodwill in respect of subsidiaries and proportionately consolidated joint ventures is disclosed as an intangible asset in the balance sheet.

The carrying amount of goodwill is reviewed on a regular basis and written down for impairment where the recoverable amount exceeds the carrying amount.

Foreign currencies

Foreign currency transactions are accounted for at the rates of exchange ruling at the date of the transaction. Monetary assets and liabilities are translated at year-end exchange rates unless hedged by forward exchange contracts, in which case the rates specified in such forward contracts are used. Gains and losses arising on settlement of such transactions, and from the translation of foreign currency monetary assets and liabilities arising from such transactions, are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to ARMgold and the revenue can be reliably measured. The following criteria must also be present:

•	revenue from the sale of gold and silver is recognised when the risks and rewards of ownership and title passes to the buyer of the products;

•	interest income is recognised as it accrues (taking into account the effective yield on the asset), unless collectability is in doubt; and

•	dividend income is accrued when ARMgold’s right to receive payment, is established.

Exploration expenditure

Exploration expenditure is expensed as incurred. When a decision is taken that a mining venture is capable of commercial production, all further pre-production expenditure is capitalised. Expenditure incurred to evaluate and develop new ore bodies, to define mineralisation in existing ore bodies, to establish or expand productive capacity and, expenditure designed to maintain productive capacities, are capitalised until commercial levels of production are achieved.

Property, plant and equipment

Mining assets

Mining assets, including mineral and surface rights, ore reserves, mine development costs and mine plant facilities, are recorded at cost less accumulated amortisation and impairments.

Mine development costs

Mine development costs include expenditure incurred to develop new ore bodies, to define further mineralisation in existing ore bodies and to expand the capacity of the mine.

Mine development and pre-production costs are capitalised until the ore body is brought into production. Mine development costs relating to major programmes to expand production capacities at existing mines, are capitalised. Mine development costs in the ordinary course to maintain production, are expensed as incurred.

Undeveloped properties

Undeveloped properties, upon which ARMgold has not performed sufficient exploration work to determine whether significant mineralisation exists, are carried at original cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable right has diminished below cost, a write-down is affected against exploration expenditure.

Borrowing costs

Interest costs on borrowings to finance the construction of mining assets, property, plant and equipment, requiring a substantial period of time to prepare for their intended future use, are capitalised during the period that is required to prepare the asset for its intended use and until the asset achieve commercial levels of production. All other borrowing costs are expensed.

Non-mining assets

Land is recorded at cost and is not depreciated as it is deemed to have an unlimited life. Buildings and non-mining assets are shown at cost less accumulated depreciation and any impairment losses.

Amortisation and depreciation

Mining assets

Mining assets (includes mineral property, mineral and surface rights, ore reserves, exploration costs, mine development costs, capitalised interest and mine plant facilities) are amortised using the units-of-production method based on estimated economically recoverable proven and probable ore reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Amortisation begins on new mining ventures from the date on which the mine produces commercial quantities.

Non-mining assets

Non-mining assets are depreciated on the straight-line method to write off the cost of each asset to their residual values over their estimated useful lives, as follows:

Office equipment Vehicles Computer equipment	6 years 5 years 3 years

Impairment

Management, on a continuous basis, reviews the recoverability of the carrying amounts of mining and non-mining assets of ARMgold. When the carrying amount of an asset is greater than its recoverable amount, an allowance is made for impairment.

Investments

During the 18-month period under review, ARMgold adopted AC 133 and classified its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity, that the management has the intent and ability to hold to maturity, are classified as held-to-maturity and are included in non-current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale and are included in non-current assets, unless management has the express intention of holding the investment for less than 12 months from the balance sheet date, or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognised on the trade date, which is the date that ARMgold commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value, whilst held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments and of available-for-sale investments, are included in the income statement in the period in which they arise.

Listed investments, other than investments in subsidiaries and joint ventures, are subsequently measured at fair value, which is calculated by reference to the quoted selling price at the close of business on the balance sheet date.

Unlisted investments are classified as available-for-sale financial assets and are measured at fair value.

Changes in the fair values of the investments are recognised in the income statement.

On disposal of an investment, the difference between the net disposal proceeds and the carrying value is charged or credited to the income statement.

At each reporting date, ARMgold reviews its investments for declines that are other than temporary. Unrealised losses that are other than temporary would be realised in the income statement.

Investment in Rehabilitation Trust Fund

Annual contributions are made to the ARM Environmental Rehabilitation Trust Fund, created in accordance with South African statutory requirements, to fund the estimated cost of rehabilitation during and at the end of the life of the ARMgold’s mines. Interest earned on funds paid to the environmental trust fund is accrued and credited to the income statement on an annual basis. The funds that have been paid into the trust fund, plus the growth in the trust fund, are shown as an asset on the balance sheet.

Short-term investments

Short-term investments consist of similar investments to cash and cash equivalents, but mature in periods greater than three months but less than 12 months and are classified as available-for-sale financial instruments.

Short-term investments are measured at fair value and the changes in fair value are recognised in the income statement.

Inventories

In-process metal on hand is stated at the lower of cost and net realisable value. The cost is based on the weighted average production costs. Production costs includes raw materials used, direct labour, other direct costs and related production overheads, which includes amortisation, but excludes interest expenses.

Stores and material are valued at the lower of cost and net realisable value on a first-in, first-out basis. The cost is based on the supplier’s cost and includes delivery charges. Obsolete, redundant and slow-moving stock is identified and written-down to economic or realisable values.

Net realisable value is the estimate of the selling price, in the ordinary course of business, less the cost of completion and selling expenses.

Trade and other receivables

Trade and other receivables are carried at net realisable value. Estimates are made for doubtful debts based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written-off during the year in which they are identified.

Cash and cash equivalents

Cash and cash equivalents are defined as cash in hand, demand deposits, and short-term highly liquid investments with a maturity of less than three months at the date of purchase, readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Environmental expenditure

ARMgold provides for future rehabilitation cost on the full liability method, which is based on ARMgold’s environmental management plans, in compliance with the current environmental and regulatory requirements. Under this method the estimated future cost of repairing past damage and other related shut-down costs are provided for in full as soon as the commitment is incurred. The estimates are reviewed annually to take the effect of inflation and other changes into account and are discounted using rates that reflect the time value of money. Annual increases in the provision are charged to income and relate to increases in costs due to the change in the present value of the provision, inflationary increases and changes in estimates. The present value of additional environmental disturbances created is capitalised to mining asset with a corresponding increase in the rehabilitation provision.

The rehabilitation asset is amortised in terms of ARMgold’s accounting policy for mining assets (refer accounting policy on “Property, plant and equipment”).

Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation requirements. It is however possible that this estimate could change as a result of changes in regulations or cost estimates. Ongoing rehabilitation and environmental costs are charged to the income statement in the period in which it is incurred. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred. Gains from the expected disposal of assets are not taken into account when determining the provision for environmental rehabilitation.

Deferred taxation

Deferred taxation is provided in full, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying values in the financial statements.

Under this method, ARMgold is required to make provision for deferred income taxes by applying an estimated future tax rate to the difference between the tax values and carrying amounts of assets and liabilities at the balance sheet date. The estimated tax rate is the rate at which the directors estimate any deferred tax liabilities and assets will be realised, and is based on current legislation. Tax losses are only recognised to the extent that they are considered to be recoverable.

Deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Pension obligations

Independent defined benefit and defined contribution funds provide pension and other benefits to all ARMgold’s permanent employees.

The expected costs of defined post-retirement benefits are assessed in accordance with the advice of qualified actuaries. Contributions to the relevant funds, including cost of improved benefits or experience adjustments, are charged to income over the service lives of employees entitled to those benefits. Contributions to defined contributions funds are charged against income, as incurred.

Other post-retirement obligations

Except for those mentioned above, ARMgold does not supply any other employee benefits that will result in post-retirement obligations.

Financial liabilities

Financial liabilities, other than trading financial liabilities and derivatives, are measured at amortised cost, being the original obligation less principal payments and amortisations. Trading financial liabilities and derivatives are measured at fair value.

Provisions

Provisions are recognised when ARMgold has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Employee annual leave and holiday leave allowances

Employee entitlements to annual leave and holiday leave allowances are recognised when they accrue to employees. A provision is made for the estimated liability for unused annual leave and holiday leave allowances as a result of services rendered by employees up to the balance sheet date.

Leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor, are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the operating lease.

Financial instruments

Financial instruments recognised on the balance sheet include trade and other receivables, loans, cash and bank balances, investments, trade and other payables, and borrowings. Financial instruments are initially measured at cost, including transaction costs, when ARMgold becomes a party to their contractual arrangements. The subsequent measurement of financial instruments is dealt with in the accounting policies of trade and other receivables, cash and cash equivalents, investments, financial liabilities and derivative instruments.

Derivative instruments

AC 133 requires that derivative instruments be treated as follows:

–	commodity-based (“normal purchase” or “normal sale”) contracts that meet the requirements of AC 133 are recognised in earnings when they are settled by physical delivery;

–	where the conditions in AC 133 for special hedge accounting are met the derivative is recognised on the balance sheet as either a financial asset or financial liability, and recorded at fair value. When ARMgold enters into cash flow hedges, the effective portion of fair value gains or losses are recognised in equity until the underlying transaction occurs, then the gains or losses are recognised in earnings or included in the initial measurement of the asset or liability. The ineffective portion of fair value gains and losses is recorded in earnings in the period to which they relate; and

–	all other derivative instruments are subsequently measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings in the period to which they relate.

The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Business segments

Based on risks and returns, the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment, being mining, relating to the extraction and production of gold. Therefore, the disclosures for the primary segment have already been given in these financial statements.

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REGISTERED OFFICE OF THE ISSUER

Remaining extent of Portion 3 of the farm
Harmony Farm, 222, Private Road
Glen Harmony
Virginia
Free State
Republic of South Africa

TRUSTEE	REGISTRAR

J P Morgan Corporate Trustee Services Limited Trinity Tower 9 Thomas More Street London E1W 1YT	J.P. Morgan Bank Luxembourg S.A. 5 Rue Plaetis L-2338 Luxembourg Grund

PRINCIPAL PAYING, TRANSFER AND CONVERSION AGENT	OTHER PAYING, TRANSFER AND CONVERSION AGENTS

JPMorgan Chase Bank Trinity Tower 9 Thomas More Street London E1W 1YT	J.P. Morgan Bank Luxembourg S.A. 5 Rue Plaetis L-2338 Luxembourg Grund

LEGAL ADVISERS TO THE ISSUER

as to English law	as to South African law

Freshfields Bruckhaus Deringer 65 Fleet Street London EC4 1HS	Cliffe Dekker Inc. 1 Protea Place Sandown, 2196 Johannesburg Republic of South Africa

LEGAL ADVISERS TO THE MANAGER
AND THE TRUSTEE

As to English law Linklaters One Silk Street London EC2Y 8HQ	as to South African law Webber Wentzel Bowens 10 Fricker Road Illovo Boulevard Johannesburg, 2196 Republic of South Africa

AUDITORS OF THE ISSUER

PricewaterhouseCoopers Inc.

2 Eglin Road
Sunninghill, 2157
Republic of South Africa

AUTHORISED ADVISER

J.P. Morgan Securities Ltd.

125 London Wall
London EC2Y 5AJ